0-15658

PE 12/31/04

ARS

05049719

Level (3)®
COMMUNICATIONS

2004 ANNUAL REPORT
NOTICE OF 2005 ANNUAL MEETING
AND PROXY STATEMENT

Some of the statements that we make in this Annual Report are forward-looking in nature. Actual results may differ materially from those projected in forward-looking statements. We believe that our primary risk factors include, but are not limited to: developing new products and services that meet customer demands and generate acceptable margins; increasing the volume of traffic on Level 3's network; overcoming the softness in the economy given its disproportionate effect on the telecommunications industry; integrating strategic acquisitions; attracting and retaining qualified management and other personnel; successfully completing commercial testing of new technology and information systems to support new products and services, including voice transmission services; ability to meet all of the terms and conditions of our debt obligations; overcoming Software Spectrum's reliance on financial incentives, volume discounts and marketing funds from software publishers; reducing downward pressure of Software Spectrum's margins as a result of the use of volume licensing and maintenance agreements; and reducing rate of price compression on certain of the Company's existing transport and IP services. Additional information concerning these and other important factors can be found within our filings with the Securities and Exchange Commission. Statements in this Annual Report should be evaluated in light of these important factors.

TO OUR STOCKHOLDERS:

THE YEAR 2004 was one of significant transition, both for Level 3 and for telecommunications as a whole. We expect that transition period to continue through several more quarters, as fundamental changes reshape the industry, its underlying economics and the competitive landscape.

The industry environment remains both challenging and uncertain. Traffic volume on the world's networks is showing significant growth—but is largely being offset by price declines caused by overcapacity and irrational pricing. The technologies used to move information continue to evolve at a remarkable pace. Meanwhile, long awaited consolidation among some of the industry's largest players promises to bring significant change to the communications industry, which we believe will ultimately benefit Level 3.

In spite of the difficult market conditions of the past year, Level 3 accomplished a great deal. While we recognize that we are not yet where we need to be in terms of growing revenue, we firmly believe we have the right business plan, customers, infrastructure and organization in place to succeed.

During the past year, Level 3 has strengthened its competitive and financial position. The company:

- Raised approximately $2 billion in new capital;
- Introduced a number of new services such as Voice-over-IP, or VoIP, which have significantly increased our addressable market;
- Was selected as an underlying supplier for eight out of ten major consumer-oriented VoIP rollouts, including announced agreements with AOL, Adelphia, Charter, Comcast and deltathree;
- Increased the volume of IP traffic more than 100 percent on the Level 3 network, which carries on average over 2 petabytes of information per day (over 200 billion individual bits of information per second);
- Substantially increased its penetration of the federal market, and now sells services to more than 30 federal agencies;
- Acquired ICG's and Sprint's managed modem businesses and 360networks' nationwide long-haul business in transactions that added revenue, extended our network, and strengthened relationships with important customers; and,
- Reduced expenses as part of our ongoing focus on cost management and realigned capital and organizational resources with growth areas.

Even more important for Level 3, there is virtually no debate today that all forms of communications—voice, video and data—are migrating away from old technologies and converging around Internet Protocol. That, of course, is the long-term trend upon which our company, our network and our business plan were conceived and built. We believe we have established a position of real leadership in the industry as a wholesale partner for companies looking to manage and grow their businesses as the transition toward IP-based communications unfolds.

Without question, we face a number of challenges: to grow revenue from VoIP and other new services, as well as existing core services, as managed modem and DSL services mature; to continue to improve free cash flow; and to deliver value to our investors. That said, we are confident we remain on the right course, and that Level 3 is well positioned to capitalize on the changes and opportunities emerging in the marketplace.

CAPITAL STRUCTURE AND LIQUIDITY

Financial strength and flexibility remain critically important in the current environment. As such, we continued to take steps to improve our balance sheet and overall capital structure over the course of the year.

- In December 2004, the company raised $1.1 billion through a $730 million senior secured loan and a $345 million convertible debt private offering.
- The company used the combined proceeds to repurchase more than $1.1 billion of previously issued debt due in 2008. We were able to extend maturities to 2011 and reduce our debt by approximately $30 million, because we were able to buy back the previously issued securities at a discount to face value. We also increased cash on hand by $20 million and lowered our interest expense by approximately $28 million per year.
- In February 2005, the company signed agreements to raise an additional $880 million in new capital through the sale of 10 percent convertible notes due 2011. As previously announced, we intend to use the proceeds for general corporate purposes, including possible acquisitions, working capital, capital expenditures, debt refinancings and debt repurchases. Participants in the offering included some of the nation's most successful investors: Southeastern Asset Management, Davis Selected Advisers, Fairfax Financial Holdings, Legg Mason Opportunity Trust, Markel Corporation, MSD Capital, and The Torray Companies.

Today, we have no significant debt maturities until 2008. Pro forma for the February transaction, we had more than $1.6 billion in cash and marketable securities on hand as of the end of 2004. That financial strength, we believe, affords us substantial flexibility to pursue specific opportunities as they arise and to manage through the current period of turmoil in the industry.

COMMUNICATIONS BUSINESS

Customers

Our customers include the largest companies in the communications industry—telecom carriers, Internet service providers, cable companies, systems integrators and content providers. We also serve 30 government agencies and a number of leading academic and research institutions. We continue to align resources in accordance with relative opportunities, and our strategy remains unchanged—to be the industry's leading wholesale service provider.

At the end of the fourth quarter, our top 10 customers in alphabetical order, based on communications service revenue, were AT&T, Earthlink, EDS, McLeod, Microsoft, SAVVIS, SBC, Time Warner, Inc., United Online and Verizon.

Revenue Realignment

In 2004, revenue from our communications business was $1.68 billion, compared to $1.95 billion in 2003. However, excluding termination revenue, communications revenue declined by less than 2 percent. On a relative scale, that compares favorably with many of our competitors, a number of which saw year-over-year revenue decreases of 10 percent or more.

In 2004 and 2005, the company's communications revenue performance has largely been driven by the transition away from our mature managed modem and DSL services toward a base of revenue that increasingly comes from our core and growth services. We are focusing our capital and organizational efforts on making this shift. Revenue from mature services, excluding termination revenue and reciprocal compensation revenue, has declined from approximately half of our communications revenue in 2003 to approximately 40 percent by the end of 2004. We expect this trend to continue such that by the end of 2005, approximately 75 percent our communications services revenue will come from core and growth services, and we will have a much more diversified base of customers and products.

Negatively impacting our 2004 financial performance was a decline in managed modem revenue, in large part coming from America Online's announcement early in the year that it would significantly reduce its spend with all its dial-access suppliers. For Level 3, that decision by our largest customer resulted in a reduction of approximately 30 percent of ports that AOL purchases. Additionally, managed modem revenue declined from the continued migration to broadband in the U.S. However, broadband penetration, while negatively impacting revenues over the next several quarters, will be beneficial to us over the longer term. In addition, the company was able to largely offset that lost revenue through targeted acquisitions, organic revenue growth from transport and IP services, and revenues from new services like Voice-over-IP.

The company is seeing growth from voice and other new services, but it is difficult to predict the precise timing and ramp of that growth because it is largely dependent upon market acceptance of VoIP, the success of our customers in gaining market share, and our ability to scale our network and systems as this demand occurs.

Growth Services and Segments

Growth services for us include VoIP and IP VPN. Another customer growth area is the federal markets segment.

- **VoIP**

VoIP technology, delivered over a properly designed system, can deliver quality of service indistinguishable from the public switched telephone network, and it does so at a significant cost savings. In addition, VoIP offers exciting new features not possible with traditional phone service. Most importantly, VoIP will bring real competition in the voice market from Internet service providers (ISPs), cable providers, start-ups and even incumbent providers who can now compete to offer VoIP service to any end-user with a broadband connection.

We believe voice represents a big opportunity for Level 3. Industry analysts estimate that at the end of 2004 there were over one million consumer VoIP subscribers in the US. We believe there need to be between 5 and 10 million subscribers nationwide before the industry hits the inflection point for widespread adoption, something that many analysts believe will occur by 2006. By the end of 2007, analysts estimate, there will be 16 million consumer VoIP subscribers in the U.S.

Level 3 is in a strong position to capitalize on growing market demand for VoIP. Our experience in building scalable, highly reliable components for IP voice services enables us to serve as the ideal network partner for any service provider looking to build a robust VoIP offering for businesses or consumers. Level 3 provides the VoIP infrastructure that our customers need to offer fully-featured service to consumers: a solid nationwide footprint, emergency E-911 connections, local number portability, long distance termination, local origination and toll-free functionality.

Contract activity for our consumer-oriented Voice-over-IP offerings has been strong over the past year. Level 3 has been selected as an underlying network provider for part or all of eight out of the 10 major consumer VoIP rollouts since the beginning of 2004, including those by customers like AOL, Adelphia, Comcast, deltathree and Charter. In addition, Level 3 is enabling other entrants to the VoIP space such as Skype, 8X8, Net2Phone and others.

Currently, Level 3 serves only a small percentage of the very substantial U.S. voice market, and new voice revenue and market-share gains in this area will be fully incremental to business we have today. That stands in strong contrast to the incumbent local and long-distance providers competing with us in the VoIP space, for whom new Voice-over-IP sales cannibalize existing voice services delivered over legacy network systems and technology.

- **IP VPN**

  Level 3's IP VPN (for "Virtual Private Network") service allows corporations, government entities and distributed businesses to replace multiple networks with a single, cost-effective solution that greatly simplifies the converged transmission of voice, video, and data. Furthermore, customers can achieve this convergence without sacrificing the quality of service or security levels of traditional ATM and Frame Relay offerings.

  Level 3 is selling its IP VPN service through a targeted group of systems integrators and large telecommunications companies. The company announced in August 2004 that it would supply Computer Sciences Corporation (CSC), a leading systems integrator, with IP VPN service to support a data networking contract CSC has with Sears, Roebuck and Co. CSC is relying on Level 3 to connect Sears store locations nationwide and to replace multiple legacy networks with a single MPLS-based network for voice, video, and data traffic.

- **Federal Markets**

  The federal government is one of the nation's single largest buyers of communications services—and an increasingly important focus for Level 3.

  With the aim of capturing additional market share, Level 3 significantly expanded its Federal Systems Group during 2004. That sales team, which operates out of the Washington, D.C. area, is focused on meeting the extensive needs of government as it upgrades and continues to make its vast communications systems more efficient and secure.

  Over the past year, we have seen notable successes in this arena and now provide service to more than 30 defense, civilian and intelligence agencies. Of particular note, Level 3 has been selected to provide data networking services to Northrop Grumman Information Technology. Under the terms of that contract, Level 3 will provide IP VPN services as part of a five-year order awarded to Northrop Grumman in 2004 by the U.S. Department of Homeland Security.

Core Services

Level 3 also continues to see strong traffic growth and new sales in its core service areas, including transport, infrastructure, and high-speed Internet access.

- **Transport**

  Level 3's transport services category includes optical wavelengths, private lines, transoceanic and other services. Typical customers include carriers, cable operators, wireless providers and other companies that need to move large amounts of traffic between fixed geographical points, with high levels of reliability.

- **Infrastructure**

  Infrastructure services include intercity and metro dark fiber, colocation and technical field support. Though we don't expect demand for fiber to return to dot-com-era levels, leading companies and government agencies continue to contract with Level 3 when they need to deploy a fiber-based network infrastructure. A notable example is Comcast, the nation's largest cable provider. Comcast announced in December 2004 that it had signed a long-term agreement to purchase inter-city and metro fiber from Level 3, over which it would deliver new and enhanced services to its millions of residential subscribers.

- **High-speed Internet access**

  Level 3 operates one of the largest Internet backbones in the world, and traffic growth on that backbone continues to be robust. We enable cable companies, local phone companies, hosting providers and major Internet destinations to connect to the public Internet.

  In 2004, the volume of IP traffic on the Level 3 network increased over 100 percent, and we expect a significant ramp in IP traffic again this year. Price compression continues to offset much of that traffic growth. However, Level 3 is well positioned to benefit from even a small moderation in pricing declines in this area.

INFORMATION SERVICES

Level 3's information services business is comprised of two subsidiaries: Software Spectrum, a distributor of business software to large enterprises; and *(i)*Structure, a provider of information technology solutions.

- Software Spectrum is one of the largest software resellers in the world. We acquired both Software Spectrum and rival Corporate Software in 2002 and spent the following several quarters integrating the two companies, both of which offered similar services and had complementary business models. Today, the combined entity serves a majority of the Fortune Global 500 and mid-sized organizations from a wide variety of industries, in locations around the world.
- *(i)*Structure enables companies to outsource their IT operations, reducing their costs and increasing operational performance and flexibility. *(i)*Structure's customers span multiple industries, including financial, insurance, healthcare, transportation, utilities and manufacturing.

In 2004, the combined companies generated revenue of $1.936 billion, and we were pleased with the cash flow performance of this business during the year.

ACQUISITIONS AND INDUSTRY CONSOLIDATION

We believe Level 3 stands to gain from the wave of telecom mergers that have been announced recently. In our view, a consolidated industry will simply be healthier than the one we have experienced over the past few years, and significant consolidation may also serve to eliminate some of telecom's distressed players. Consolidation, furthermore, may create opportunities for Level 3 to acquire valuable assets that come up for sale as other companies combine. Finally, we believe that many of our prospective customers, such as cable providers, will view the consolidated players even more strongly as competitors, and turn increasingly to us as a neutral wholesaler not seeking to sell services to the end user consumer or business enterprise.

We continue to pursue M&A opportunities that we believe create value for the company. Since the beginning of 2004, we have completed a number of such acquisitions:

- **ICG**—In April 2004, we acquired the dial-up Internet access business of ICG Communications for $35 million in cash. The transaction further enhanced Level 3's position as a leading provider of dial access service to ISPs in North America. In 2004, we saw $38 million in incremental revenue from the ICG acquisition.
- **Sprint**—In October 2004, we acquired Sprint's wholesale dial Internet access business for $34 million. The transaction enabled us to expand our business relationship with a number of leading ISPs. It also enabled us to extend our managed modem footprint into secondary and tertiary markets not previously served by the Level 3 network. This acquisition generated approximately $4 million in incremental revenue in 2004.

- **360networks**—In March 2005, Level 3 purchased the nationwide long-haul transport business of 360networks, a Seattle-based wholesale telecom company. We acquired 360networks' national network infrastructure and signed a multi-year, multi-million-dollar contract to provide broadband transport services to T-Systems North America, Inc., a subsidiary of Deutsche Telekom. As consideration, Level 3 agreed to terminate an existing dark fiber contract it had with 360networks, and to make a small cash payment to cover certain of 360networks' lease termination obligations.

We remain committed to a disciplined approach to M&A activities, and our fundamental criteria have not changed. We primarily look to acquire high quality customers and revenue streams from services of the kind that we already provide and in geographic areas that we already serve. We have been successful creating value through such transactions, and continue to believe that opportunities exist to purchase assets that add high-margin revenue while generating an appropriate cash-on-cash return.

PRICING

Among the top priorities for Level 3 in 2005 is to improve pricing for core services, particularly for transport and high-speed Internet access services. In recent years, price compression for these services has ranged from 25 to 45 percent per year, largely offsetting the very significant increases Level 3 has experienced in overall network traffic.

Level 3 would benefit from even a small moderation in pricing declines for these services, given exceptional traffic unit growth rates that show no signs of abating. And, as we have stated previously, we do not intend to pursue volume at the expense of profitability.

CONCLUSION

We believe our opportunity is as great as it ever has been. We operate what we believe is the best communications network in the world. We have financial strength and flexibility. And we offer a broad set of IP services aimed squarely at the evolving needs of the industry.

As outlined above, our core services and growth services are seeing consistent customer demand, even though the industry environment remains challenging. We believe we have the financial flexibility, the network assets, and the set of services necessary to differentiate ourselves in the marketplace and to continue winning business from our target customers.

We remain focused on meeting the challenges before us—on delivering sustained, high margin revenue growth and achieving positive free cash flow. We believe the business foundation we've built over the past several years, including our significant progress in 2004, position our company well to meet those objectives.

We appreciate your support and look forward to reporting on our continued growth and progress.

Walter Scott

Walter Scott. Jr.
Chairman

James Crowe

James Q. Crowe
Chief Executive Officer

Level (3)
COMMUNICATIONS

LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Boulevard
Broomfield, CO 80021

April 4, 2005

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Level 3 Communications, Inc. ("Level 3") to be held at 9:00 a.m. on May 17, 2005, at The Orpheum Theater, 409 South 16th Street, Omaha, Nebraska 68102.

At the Annual Meeting you will be asked to consider and act upon the following matters:

- the reelection to our Board of Directors of three directors as Class II Directors for a three-year term until the 2008 Annual Meeting of Stockholders; and
- the approval of the grant to our Board of Directors of discretionary authority to amend our amended and restated certificate of incorporation to effect a reverse stock split at one of four ratios; and
- the approval of the amendment and restatement of our certificate of incorporation; and
- the transaction of such other business as may properly come before the Annual Meeting.

Our Board of Directors recommends that you reelect three Class II directors for a three-year term until the 2008 Annual Meeting of Stockholders, approve the proposed granting to our Board of Directors of discretionary authority to amend the amended and restated certificate of incorporation to effect a reverse stock split and approve the amendment and restatement of the certificate of incorporation. See "REELECTION OF CLASS II DIRECTORS PROPOSAL," "REVERSE STOCK SPLIT PROPOSAL" and "AMENDMENT AND RESTATEMENT OF CERTIFICATE OF INCORPORATION PROPOSAL."

Information concerning the matters to be considered and voted upon at the Annual Meeting is contained in the attached Notice of Annual Meeting and Proxy Statement. It is important that your shares be represented at the Annual Meeting, regardless of the number you hold. To ensure your representation at the Annual Meeting, you are urged to complete, date, sign and return the enclosed proxy as promptly as possible. A postage-prepaid envelope is enclosed for that purpose. In addition, to ensure your representation at the Annual Meeting, you may vote your shares by (a) calling the toll free telephone number indicated on the proxy card or (b) accessing the special web site indicated on the proxy card, each as more fully explained in the telephone and internet voting instructions. If you attend the Annual Meeting you may vote in person even if you have previously returned a proxy card. **Please note that if you hold your shares of our common stock through your broker, you will not be able to vote in person at the meeting.**

Sincerely,

Walter Scott

Walter Scott, Jr.
Chairman of the Board

LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Boulevard
Broomfield, CO 80021

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held May 17, 2005

To the Stockholders of Level 3 Communications, Inc.:

The Annual Meeting of Stockholders of Level 3 Communications, Inc., a Delaware corporation ("Level 3"), will be held at The Orpheum Theater, 409 South 16th Street, Omaha, Nebraska 68102 at 9:00 a.m. on May 17, 2005, for the following purposes:

1. To reelect three directors as Class II Directors of the Board of Directors of Level 3 for a three-year term until the 2008 Annual Meeting of Stockholders; and

2. To approve the granting to the Level 3 Board of Directors of discretionary authority to amend the Level 3 amended and restated certificate of incorporation to effect a reverse stock split at one of four ratios; and

3. To approve an amendment and restatement of the Level 3 Communications, Inc. Certificate of Incorporation; and

4. To authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on March 30, 2005, as the record date for the determination of the holders of our common stock, entitled to notice of, and to vote at, the meeting. Accordingly, only holders of record of Level 3 common stock at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. As of May 7, 2005, ten days prior to the Annual Meeting, a list of stockholders entitled to notice of the Annual Meeting and that have the right to vote at the Annual Meeting will be available for inspection at the Level 3 Communications, Inc. offices located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

The three Class II Directors will be elected by a plurality of the votes cast by holders of Level 3 common stock present in person or by proxy and entitled to vote at the Annual Meeting.

The proposal to grant to the Board of Directors discretionary authority to amend the amended and restated certificate of incorporation to effect a reverse stock split at one of four ratios requires the affirmative vote of the holders of a majority of the votes entitled to be cast in respect of all outstanding shares of Level 3 common stock. The proposal to adopt an amendment and restatement of the Level 3 certificate of incorporation requires the affirmative vote of the holders of a majority of the votes entitled to be cast in respect of all outstanding shares of Level 3 common stock. The proposal to authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof requires the affirmative vote of a majority of the votes cast by people present in person or by proxy at the Annual Meeting.

The matters to be considered at the Annual Meeting are more fully described in the accompanying Proxy Statement, which forms a part of this Notice.

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, HOWEVER, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE. A POSTAGE-PREPAID ENVELOPE IS ENCLOSED FOR THAT PURPOSE. IN ADDITION, TO ENSURE YOUR REPRESENTATION

AT THE ANNUAL MEETING, YOU MAY VOTE YOUR SHARES BY A) CALLING THE TOLL FREE TELEPHONE NUMBER OR B) ACCESSING THE INTERNET AS MORE FULLY EXPLAINED IN THE TELEPHONE AND INTERNET VOTING INSTRUCTIONS. ANY STOCKHOLDER ATTENDING THE ANNUAL MEETING MAY VOTE IN PERSON EVEN IF THAT STOCKHOLDER HAS RETURNED A PROXY.

PLEASE NOTE THAT IF YOU HOLD YOUR SHARES OF LEVEL 3 COMMON STOCK THROUGH YOUR BROKER AND NOT DIRECTLY IN YOUR NAME, YOU WILL NOT BE ABLE TO VOTE IN PERSON AT THE ANNUAL MEETING.

By Order of the Board of Directors

Walter Scott

Walter Scott, Jr.
Chairman of the Board

Dated: April 4, 2005

Level(3) COMMUNICATIONS

LEVEL 3 COMMUNICATIONS, INC.

1025 Eldorado Boulevard
Broomfield, CO 80021

Proxy Statement
April 4, 2005

ANNUAL MEETING OF STOCKHOLDERS
May 17, 2005

We are furnishing you this Proxy Statement in connection with the solicitation of proxies on behalf of the Board of Directors of Level 3 Communications, Inc. ("Level 3", the "Company," "we," "us," or "our") to be voted at the Annual Meeting of Stockholders to be held on Tuesday, May 17, 2005, or any adjournment or postponements thereof. This Proxy Statement, the Notice of Annual Meeting, the accompanying Proxy and the Annual Report to Stockholders are first being mailed to Stockholders on or about April 8, 2005. We sometimes refer to our Board of Directors as the Board and to this document as the Proxy Statement.

VOTING PROCEDURES

Your vote is very important. You can vote the shares of Level 3 common stock that are held directly in your name and not through your brokerage account at the Annual Meeting if you are present in person or represented by proxy. You may revoke your proxy at any time before the Annual Meeting by delivering written notice to our Secretary, by submitting a proxy bearing a later date or by appearing in person and casting a ballot at the Annual Meeting. If we receive a properly executed proxy before voting at the Annual Meeting is closed, the persons named as the Proxy on the proxy card will vote the proxy in accordance with the directions provided on that card. If you do not indicate how your shares are to be voted, your shares will be voted as recommended by the Board. If you wish to give a proxy to someone other than the persons named on the proxy card, you should cross out the names contained on the proxy card and insert the name(s) of the person(s) who hold(s) your proxy. Please note that the person(s) to whom you give your proxy **must** be present in person at the Annual Meeting to vote your shares.

Who can vote?

Stockholders of record as of the close of business on March 30, 2005, are entitled to vote at the Annual Meeting. On that date, 691,867,511 shares of our common stock were outstanding and eligible to vote. Each share is entitled to one vote on each matter presented at the Annual Meeting.

How do I vote?

You can vote in person at the Annual Meeting. Alternatively, a stockholder who holds shares of our common stock of record and not in "street name" may vote shares by giving a proxy via mail, telephone or the Internet. To vote your proxy by mail, indicate your voting choices, sign and date your Proxy and return it in the postage-paid envelope provided. You may vote by telephone or the Internet by following the instructions on your Proxy. Your telephone or Internet delivery authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your Proxy via the mail.

If you hold your shares through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. ***You can only vote your shares held through a broker, bank or other nominee by following the voting procedures sent to you by that institution. You will not be able to vote your shares held through a broker, bank or other nominee in person at the Annual Meeting.***

What shares are represented by the Proxy?

The Proxy that we are delivering represents all the shares registered in your name with our transfer agent—Wells Fargo Shareowner Services. The Proxy that is delivered by your broker, bank or other nominee represents the shares held by you in an account at that institution.

If you are an employee who participates in our 401(k) Plan or the Software Spectrum 401(k) Plan, your Proxy does not include the shares of our common stock that are attributable to the units that you hold in the Level 3 Stock Fund as part of the 401(k) Plan. Shares held by employees through the Level 3 401(k) Plan and the Software Spectrum 401(k) Plan are voted by the administrator of the 401(k) Plan.

How are votes counted?

If you return a signed and dated Proxy but do not indicate how the shares are to be voted, those shares will be voted as recommended by the Board. A valid Proxy also authorizes the individuals named as proxies to vote your shares in their discretion on any other matters which, although not described in the Proxy Statement, are properly presented for action at our Annual Meeting. If you indicate on your Proxy that you wish to "abstain" from voting on an item, your shares will not be voted on that item. Abstentions are not counted in determining the number of shares voted for or against any nominee for Director or any other proposal, but will be counted to determine whether there is a quorum present.

If you do not provide voting instructions to your broker or nominee at least ten days before the Annual Meeting, the nominee has discretion to vote those shares on matters that The Nasdaq Stock Market has determined are routine. However, a nominee cannot vote shares on non-routine matters without your instructions. This is referred to as a "broker non-vote." Broker non-votes are counted in determining whether a quorum is present.

What vote is required?

In order to have a quorum present at the Annual Meeting, a majority of our shares of common stock that are outstanding and entitled to vote at the Annual Meeting must be represented in person or by proxy. If a quorum is not present, the Annual Meeting will be rescheduled for a later date. Directors must be elected by a plurality of the votes cast. The proposals to grant to the Board of Directors discretionary authority to amend the amended and restated certificate of incorporation to effect a reverse stock split at one of four ratios and to amend and restate our certificate of incorporation each require the affirmative vote of the holders of a majority of the votes entitled to be cast in respect of all outstanding shares of Level 3 common stock. The proposal to authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof requires the affirmative vote of a majority of the votes cast by people present in person or by proxy at the Annual Meeting. For those situations that require an affirmative vote of the holders of a majority of the votes entitled to be cast in respect of all outstanding shares of our common stock, broker non-votes and abstentions will have the effect of a "no" vote. In all other cases, broker non-votes and abstentions will have no effect on the outcome.

Who will tabulate the vote?

Our transfer agent, Wells Fargo Shareowners Services, will tally the vote, which will be certified by an inspector of election who is a Level 3 employee.

Who will bear the expenses of our solicitation? How will we solicit votes?

We will bear our own cost of solicitation of proxies. In addition to the use of the mail, proxies may be solicited by our directors and officers by personal interview, telephone, telegram, facsimile or e-mail. Our directors and officers will not receive additional compensation for this solicitation but may be reimbursed for out-of-pocket expenses incurred in connection with these activities. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares of our common stock held of record by these people, in which case we will reimburse these brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection with these forwarding activities.

REELECTION OF CLASS II DIRECTORS PROPOSAL

Effective after the Annual Meeting, our Board will consist of nine directors, divided into three classes, designated Class I, Class II and Class III. At that time, each of the Classes will consist of three directors. Three of the current four Class II directors are standing for reelection.

At the Annual Meeting, the directors that are standing for reelection will be reelected to hold office for a three-year term until the 2008 Annual Meeting, or until their successors have been elected and qualified. If any nominee shall, prior to the Annual Meeting, become unavailable for election as a director, the persons named in the accompanying form of proxy will, in their discretion, vote for that nominee, if any, as may be recommended by the Board, or the Board may reduce the number of directors to eliminate the vacancy.

One of the current Class II directors, Mr. Mogens C. Bay, has decided not to seek reelection to the Board.

Explanatory Note

On March 31, 1998, we separated the operations of our former construction business from the diversified or non-construction related portion of our business into a new corporation (the "Split-off"). In connection with the Split-off, we changed the company's name to "Level 3 Communications, Inc." and the construction business was renamed "Peter Kiewit Sons', Inc." Information presented in this Proxy Statement relating to periods prior to March 31, 1998, relates to information for the members of the Board and our executive officers during those periods.

Information as to Nominees for Reelection as Class II Directors

The respective ages, positions with Level 3, if any, business experience, directorships in other companies and Board committee memberships, of the nominees for election are set forth below. All information is presented as of March 17, 2005. None of these directors is an employee of the Company.

Admiral James O. Ellis, Jr. U.S. Navy (ret.), 57, has been a director of the Company since March 2005. Effective May 18, 2005, Admiral Ellis will become the president and chief executive officer of INPO, a nonprofit corporation established by the nuclear utility industry in 1979 to promote the highest levels of safety and reliability in the operation of nuclear electric generating plants. Admiral Ellis most recently served as Commander, U.S. Strategic Command in Omaha, Nebraska, before retiring in July 2004 after 35 years of service in the U.S. Navy. As Commander of the Strategic Command, he was responsible for the global command and control of U.S. strategic forces. In his Naval career, he held numerous commands, including Commander, U.S. Allied Forces Southern Europe. A graduate of the U.S. Naval Academy, he also holds M.S. degrees in Aerospace Engineering from the Georgia Institute of Technology and in Aeronautical Systems from the University of West

Florida. He served as a Naval aviator and was a graduate of the U.S. Naval Test Pilot School. Admiral Ellis is also a member of the Board of Directors of Lockheed Martin Corporation.

Richard R. Jaros, 53, has been a director of the Company since June 1993 and served as President of the Company from 1996 to 1997. Mr. Jaros served as Executive Vice President of the Company from 1993 to 1996 and Chief Financial Officer of the Company from 1995 to 1996. He also served as President and Chief Operating Officer of CalEnergy from 1992 to 1993, and is presently a director of MidAmerican Energy Holdings Company ("MidAmerican") and Commonwealth Telephone Enterprises, Inc. ("Commonwealth Telephone"). Mr. Jaros is a member of the Board's Compensation Committee and Audit Committee.

Dr. Albert C. Yates, 63, has been a director of the Company since March 2005. Dr. Yates retired after 12 years as president of Colorado State University in Fort Collins, Colorado in June 2003. He was also a chancellor of the Colorado State University System until October 2003, and is a former member of the board of the Federal Reserve Board of Kansas City-Denver Branch and the board of directors of First Interstate Bank. He currently serves as a director of Molson Coors Brewing Company and StarTek, Inc.

The Board unanimously recommends a vote FOR the nominees named above.

Information as to Continuing Directors

The respective ages, positions with Level 3, if any, business experience, directorships in other companies and Level 3 Board committee chairmanships, of the remaining members of the Level 3 Board are set forth below. All information is presented as of March 17, 2005.

Walter Scott, Jr., 73, has been the Chairman of the Board of the Company since September 1979, and a director of the Company since April 1964. Mr. Scott has been Chairman Emeritus of Peter Kiewit Sons', Inc. ("PKS") since the Split-off. Mr. Scott is also a director of PKS, Berkshire Hathaway Inc., MidAmerican, Commonwealth Telephone and Valmont Industries, Inc. Mr. Scott is also the Chairman of the Executive Committee of the Board.

James Q. Crowe, 55, has been the Chief Executive Officer of the Company since August 1997, and a director of the Company since June 1993. Mr. Crowe was also President of the Company until February 2000. Mr. Crowe was President and Chief Executive Officer of MFS Communications Company, Inc. ("MFS") from June 1993 to June 1997. Mr. Crowe also served as Chairman of the Board of WorldCom, Inc. from January 1997 until July 1997, and as Chairman of the Board of MFS from 1992 through 1996. Mr. Crowe is presently a director of Commonwealth Telephone. Mr. Crowe is a member of the Executive Committee of the Board.

Robert E. Julian, 65, has been a director of the Company since March 1998. From 1992 to 1995 Mr. Julian served as Executive Vice President and Chief Financial Officer of the Company. Mr. Julian is the Chairman of the Audit Committee of the Board.

Arun Netravali, 58, has been a director of the Company since April 2003. Prior to that, Mr. Netravali was Chief Scientist for Lucent Technologies from January 2002 until his retirement in April 2003, working with academic and investment communities to identify and implement important new networking technologies. Prior to that position, Mr. Netravali was President of Bell Labs as well as Lucent's Chief Technology Officer and Chief Network Architect from June 1999 to January 2002. Bell Labs serves as the research and development organization for Lucent Technologies. Mr. Netravali is a member of the Compensation Committee of the Board.

John T. Reed, 61, has been a director of the Company since March 2003. Mr. Reed is also a Director of and a member of the Audit Committee of Bridges Investment Fund, Inc., a mutual fund. Mr. Reed was Chairman of HMG Properties, the real estate investment banking joint venture of

McCarthy Group, Inc. from 2000 until February 2005. Prior to that, he was Chairman of McCarthy & Co., the investment banking affiliate of McCarthy Group. Mr. Reed is also a director of McCarthy Group. Prior to joining McCarthy Group in 1997, Mr. Reed spent 32 years with Arthur Andersen, LLP. Mr. Reed is the Chairman of the Nominating and Governance Committee of the Board and a member of the Audit Committee of the Board.

Michael B. Yanney, 71, has been a director of the Company since March 1998. He has served as Chairman of the Board, President and Chief Executive Officer of America First Companies L.L.C. for more than the last five years. Mr. Yanney is also a director of Burlington Northern Santa Fe Corporation. Mr. Yanney is the Chairman of the Compensation Committee of the Board and a member of the Board's Executive Committee and Nominating and Governance Committee.

Corporate Governance

We adopted Corporate Governance Guidelines that address the governance activities of the Board and include criteria for determining the independence of the members of our Board. These guidelines are in addition to the requirements of the Securities and Exchange Commission and The Nasdaq Stock Market. The Guidelines also include requirements for the standing committees of the Board, responsibilities for Board members and the annual evaluation of the Board's and its committees' effectiveness. The Corporate Governance Guidelines are available on our website at *www.level3.com*. At any time that these guidelines are not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021. Any information that is included in the Level 3 website is not part of this Proxy Statement.

Independence

The Board also evaluates the independence of each Director in accordance with applicable laws and regulations and its Corporate Governance Guidelines. Based on the recommendation of our Nominating and Governance Committee, the Board has determined that the following Directors are "independent" as required by applicable laws and regulations, by the listing standards of The Nasdaq Stock Market and by the Board's Corporate Governance Guidelines: James O. Ellis, Jr., Richard R. Jaros, Robert E. Julian, Arun Netravali, John T. Reed, Michael B. Yanney and Albert C. Yates. The Board has also concluded that the members of each of the Audit, Compensation and Nominating and Governance Committees are "independent" in accordance with these same standards.

Code of Ethics

We adopted a code of ethics that complies with the standards mandated by the Sarbanes-Oxley Act of 2002. The complete code of ethics is available on our website at *www.level3.com*. At any time that the code of ethics is not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021. Any information that is included in the Level 3 website is not part of this Proxy Statement. If we amend the code of ethics, or grant any waiver from a provision of the code of ethics that applies to our executive officers or directors, we will publicly disclose such amendment or waiver as required by applicable law, including by posting such amendment or waiver on our website at *www.level3.com* or by filing a Current Report on Form 8-K.

Stockholder Communications with Directors

A stockholder who wishes to communicate directly with the Board, a committee of the Board or with an individual director, should send the communication to:

Level 3 Communications, Inc.
Board of Directors [or committee name or
Director's name, as appropriate]
1025 Eldorado Boulevard
Broomfield, Colorado 80021

The Company will forward all stockholder correspondence about Level 3 to the Board, committee or individual Director, as appropriate. Please note that we will not forward communications that are spam, junk mail and mass mailings, service complaints, service inquiries, new service suggestions, resumes and other forms of job inquiries, surveys, and business solicitations or advertisements.

Executive Committee

The Executive Committee exercises, to the maximum extent permitted by law, all powers of the Board between Board meetings, except those functions assigned to specific committees. The members of the Executive Committee are Walter Scott, Jr. (Chairman), James Q. Crowe and Michael B. Yanney. The Executive Committee did not meet during 2004.

Audit Committee

The Audit Committee is responsible for appointing, setting compensation, and overseeing the work of our independent public accountants. The Audit Committee reviews the services provided by our independent registered public accounting firm, consults with the independent registered public accounting firm and reviews the need for internal auditing procedures and the adequacy of internal controls. The members of the Audit Committee are Robert E. Julian (Chairman), Richard R. Jaros and John T. Reed. We believe that the members of the Audit Committee are independent within the meaning of the listing standards of The Nasdaq Stock Market. The Board has determined that Mr. Robert E. Julian, Chairman of the Audit Committee, qualifies as a "financial expert" as defined by the Securities and Exchange Commission. In making the determination, the Board considered Mr. Julian's credentials and financial background and found that he was qualified to serve as the "financial expert." The Audit Committee met six times during 2004 and took action by unanimous written consent one time. In addition, the Audit Committee met nine times to review the status of the Company's efforts relating to compliance with Section 404 of The Sarbanes Oxley Act of 2002.

The Audit Committee has chosen KPMG LLP as our registered public accounting firm for 2005. As part of its responsibilities, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent public accountants in order to assure the public accountant's independence. The Audit Committee has adopted a pre-approval process with respect to the provision of audit and non-audit services to be performed by KPMG LLP. This pre-approval process requires the Audit Committee to review and approve all audit services and permitted non-audit services to be performed by KPMG LLP. Pre-approval fee levels for all services to be provided by KPMG LLP are established annually by the Audit Committee. Audit services are subject to specific pre-approval while audit-related services, tax services and all other services may be granted pre-approvals within specified categories. Any proposed services exceeding these levels require specific pre-approval by the Audit Committee. Additionally, the Audit Committee may delegate either type of pre-approval authority to one or more of its members. A report, for informational purposes only, of any pre-approval decisions made by a single member of the Audit Committee is made to the full Audit Committee on at least a quarterly basis. One hundred percent of the services that required pre-approval by the Audit Committee received that approval.

One or more representatives of KPMG LLP will be present at the Annual Meeting. Although they will not make a statement at the meeting, they will be available to answer appropriate questions.

The Audit Committee operates pursuant to a written charter. A copy of the Audit Committee's charter is available on our website at *www.level3.com.*

Compensation Committee

The Compensation Committee is responsible for overseeing our compensation strategy and policies to provide that we are able to attract key employees, that employees are rewarded appropriately for their contributions, that employees are motivated to achieve our objectives, that key employees are retained, and that such strategy and policies support our objectives, including the interests of our stockholders. The Compensation Committee also approves the salaries, bonuses and other compensation for all officers at the level of group vice president and above and reviews and recommends to the full Board, the compensation and benefits for non-employee Directors. The members of the Compensation Committee are Michael B. Yanney (Chairman), Mogens C. Bay, Richard R. Jaros and Arun Netravali. Level 3 believes that the members of the Compensation Committee are independent within the meaning of the listing standards of The Nasdaq Stock Market. The Compensation Committee met four times in 2004 and took action by unanimous written consent one time.

The Compensation Committee operates pursuant to a written charter. A copy of the Compensation Committee's charter is available on our website at *www.level3.com.*

Compensation Committee Interlocks and Insider Participations

None of the members of the Compensation Committee is an officer or employee of the Company.

Nominating and Governance Committee

The Nominating and Governance Committee provides oversight and guidance to the Board to ensure that the membership, structure, policies, and practices of the Board and its committees facilitate the effective exercise of the Board's role in the governance of the Company. The Committee reviews and evaluates the policies and practices with respect to the size, composition, independence and functioning of the Board and its committees and reflects those policies and practices in Corporate Governance Guidelines, and evaluates the qualifications of, and recommends to the full Board, candidates for election as Directors. The Nominating and Governance Committee has adopted a written charter. The members of the Nominating and Governance Committee are John T. Reed (Chairman), Mogens C. Bay and Michael B. Yanney. Level 3 believes that the members of the Nominating and Governance Committee are independent within the meaning of the listing standards of The Nasdaq Stock Market. The Nominating and Governance Committee met two times in 2004.

The Nominating and Governance Committee operates pursuant to a written charter. A copy of the Nominating and Governance Committee's charter is available on our website at *www.level3.com.*

Nomination Procedures

In exploring potential candidates for director, the Nominating and Governance Committee considers individuals recommended by members of the committee, other directors, members of management and stockholders or self-nominated individuals. The committee is advised of all nominations that are submitted to us and determines whether it will further consider the candidates using the criteria described below.

In order to be considered, each proposed candidate must:

- be ethical;
- have proven judgment and competence;
- have professional skills and experience in dealing with a large, complex organization or in dealing with complex issues that are complementary to the background and experience represented on the Board and that meet the needs of Level 3;
- have demonstrated the ability to act independently and be willing to represent the interests of all stockholders and not just those of a particular philosophy or constituency; and
- be willing and able to devote sufficient time to fulfill his/her responsibilities to Level 3 and its stockholders.

After the Nominating and Governance Committee has completed its evaluation, it presents its recommendation to the full Board for its consideration and approval. In presenting its recommendation, the committee also reports on other candidates who were considered but not selected.

We will report any material change to this procedure in a quarterly or annual filing with the Securities and Exchange Commission and any new procedure will be available on our website at *www.level3.com*.

Our By-laws require that a stockholder who wishes to nominate an individual for election as a Director at our Annual Meeting must give us advance written notice not less than 60 days prior to the anniversary date of the prior year's Annual Meeting and not more than 90 days prior to the anniversary date of the prior year's Annual Meeting, in connection with next year's Annual Meeting and provide specified information. Stockholders may request a copy of the requirements from the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

Board of Directors' Meetings

The Board had nine meetings in 2004 and acted by unanimous written consent action on one occasion. In 2004, no director attended less than 75% of the meetings of the Board, and no director attended less than 75% of the meetings of the committees of which he was a member. Although we do not have a formal policy, it is expected that our Board members will attend our annual meetings.

Section 16(a) Beneficial Ownership Reporting Compliance

Except as set forth below, to our knowledge, no person that was a director, executive officer or beneficial owner of more than 10% of the outstanding shares of our common stock failed to timely file all reports required under Section 16(a) of the Securities Exchange Act of 1934.

In connection with the distribution of shares of our common stock pursuant to our 1998 Deferred Stock Purchase Plan in 2004, on one occasion a Form 4 reporting such distributions was not timely filed for Messrs. Charles C. Miller, Kevin J. O'Hara, Thomas C. Stortz, Sureel A. Choksi and Eric J. Mortensen. In connection with a quarterly grant of restricted stock to non-employee directors as part of their annual compensation, on one occasion, a Form 4 reporting that grant was not timely filed for Messrs. Mogens C. Bay, Richard R. Jaros, Robert E. Julian, David C. McCourt, Arun Netravali, John T. Reed and Michael B. Yanney. In addition, a Form 4 reporting the indirect acquisition of shares of Level 3 common stock was not timely filed for Mr. Michael B. Yanney.

Directors' Compensation

During 2004, each of our directors who were not employed by us during 2004 earned fees consisting of a $30,000 annual cash retainer. Messrs. Yanney, Julian and Reed each earned an additional $20,000 annual cash retainer for serving as chairman of the Compensation Committee, Audit Committee, and Nominating and Governance Committee, respectively. Any member of the Board who was not employed by us during 2004 earned a $10,000 annual cash retainer for each non-chair membership on a standing committee of the Board. In addition to the annual cash compensation, each non-employee member of the Board received quarterly grants of restricted stock having a value of $37,500 at the time of grant, which amounted to an annual aggregate grant value of $150,000 for each such director. A total of 364,800 shares of restricted stock were granted to these directors for 2004 compensation. These shares of restricted stock will vest 100% on the later of April 1, 2005 and the first trading day on which transactions in our securities are permitted by our insider trading policy. In addition, Mr. Netravali received $20,000 as compensation for the performance of certain special committee duties at the request of the Board.

Executive Compensation

Report of the Compensation Committee on Executive Compensation

The Compensation Committee (the "Committee") is responsible for determining the cash and equity compensation of the Company's executive officers, including James Q. Crowe, Chief Executive Officer. The Committee reviews and approves the cash compensation of certain of Level 3's other senior executives based upon the recommendations of Mr. Crowe.

Compensation Policies and Philosophy

In order to attract and retain highly qualified employees, the Committee believes that it is important to provide a work environment that encourages each individual to perform to his or her potential and facilitates cooperation towards shared goals and a compensation program designed to attract the kinds of individuals the Company needs and to align employees' interests with the Company's stockholders.

As part of its efforts to satisfy the need to attract, retain and motivate the individuals who possess the skills necessary to grow Level 3's business, management and the Committee believe that the Company's compensation philosophy needs to reflect the Company's core beliefs about rewarding its employees. These core beliefs include:

- employee ownership as a demonstration of an economic stake in the Level 3 business that aligns employees' interests with those of our stockholders;
- employees sharing appropriately with investors in the value that their results help to create;
- compensation principles that are broad based and intended to be appropriate across business groups—communications and information services—and within each business group, provide all employees with the opportunity to participate in compensation programs based on the value that they help to create; and
- the creation and maintenance of a work environment that encourages each individual to perform to his or her potential and facilitates cooperation towards shared goals.

With respect to compensation programs that reflect these core beliefs, the Committee believes that short-term financial rewards alone are not sufficient to attract and retain qualified employees. A properly designed long-term compensation program is a necessary component of employee recruitment and retention. In this regard the Company's philosophy is to pay annual cash salary compensation for executives that is moderately less than the annual cash salary compensation paid by competitors and a performance based cash bonus, which, if the Company's goals are met, when added to the annual salary results in a total annual cash compensation that is moderately greater than the total annual cash compensation paid on average by competitors. In addition, employees may, from time to time, receive additional cash bonus compensation relating to the individual employee's contribution to the Company achieving special initiatives or programs.

The Compensation Committee also believes that a critical component of Level 3's compensation philosophy is having the ability to provide appropriate incentives to employees through a long term incentive program that is tied to stock price performance. The Company currently has two complementary, equity based, long term incentive or LTI programs. The first is an innovative stock-indexed program referred to as the Outperform Stock Option or OSO program, which is administered under the Company's 1995 Stock Plan, as amended. The second is a 401(k) Plan matching contribution in the form of shares of Level 3 common stock. The 1995 Stock Plan, as amended, affords the Committee flexibility to use a variety of means to provide the appropriate incentives as part of a long term compensation program. From time to time, the Committee evaluates the structure of the Company's LTI programs and may make modifications to these programs to reflect the changing needs for the Company to continue to attract, retain and motivate its employees. These changes may be based, in part, on market conditions and the LTI programs of competitors.

The Company continues to believe that the qualified candidates it seeks, as well as the current employees it wants to retain and motivate, place particular emphasis on equity based, LTI programs. In determining the type of equity based LTI compensation to deliver, Level 3 has historically designed its compensation programs based on the performance of the Level 3 common stock between the date that an award is made and the date that the award is exercised by the employee.

With respect to the determination of the compensation of executive officers, the Committee considers the following factors (ranked in order of importance): (i) Level 3's performance measured by attainment of specific objectives; (ii) the individual performance of each executive officer; (iii) comparative industry compensation levels; and (iv) historical cash and compensation levels. The comparable industry compensation data is based in part on public telecommunications companies that are included in the Nasdaq Telecommunications Stock Index, which was chosen as the peer group for the Performance Graph, and on other publicly traded telecommunications and high growth technology companies with comparable market capitalization.

Determination of the Chief Executive Officer's Compensation for 2004

In the latter part of 2003, the Committee determined that it would consider the payment of a 2004 cash bonus to Mr. Crowe based upon additional evidence of the attainment of objectives that were first identified in the latter part of 2002 and were described in detail in the Committee's report for the year ended December 31, 2003. These 2003 objectives included:

- achieve free cash flow breakeven by year-end 2003, while balancing a focus on Long-Term Value Creation (as measured by net present value of future cash flows and other appropriate measures) for the communications business;
- grow revenue, at industry-leading margins, by: using existing assets to create new services; concentrate on customers in particular industries (for example, financial services); and alternative means for the company to distribute its services without the use of a specific sales force (that is, alternative distribution channels such as value added resellers); and
- successfully integrate the assets acquired in the Genuity transaction and develop a core competency at integrating future acquisitions.

At the end of the first quarter 2004, the Committee determined to award Mr. Crowe a cash bonus of $2,000,000 to reflect the Company's continuing achievement of these 2003 objectives, with an emphasis on the first quarter 2004's cash flow results. Mr. Crowe did not receive any additional equity based compensation for continuing to achieve these 2003 objectives during the first part of 2004.

In the early part of 2004, based on management's recommendation, the Committee established the following objectives for the 2004 senior management cash bonus program:

- substantially improve the communications business' methods and processes for new service development;
- introduce new services in the communications business that meet the Company's strategic and financial criteria;
- produce significant revenue from new services, that is, services other than managed modem, transport and colocation services;
- achieve budgeted financial targets.

In addition to performance against these criteria, the Committee considered a number of additional factors in exercising its discretion to determine 2004 cash bonus awards, in addition to the general compensation philosophy outlined above. These factors included: the prevailing market and economic conditions; other special bonus initiatives or objectives that were established and approved by the Compensation Committee during the course of the fiscal year; and non-budgeted business activities such as mergers, acquisitions, divestitures, private and public capital markets transactions and re-financings.

During 2004, the Company made the following progress in meeting the objectives outlined by the Committee.

With respect to substantially improving the communications business' methods and processes for new service development, Level 3 developed a new service development process. This process was established with stages or "gates" along the path of developing a new service to determine if a concept was ready to progress along the development path. This new service development process is now being used for the introduction of all new services and has helped to identify the need for market segmentation research in the early stages of new service development as a key to successfully launching a new service. Challenges remain with the new service development process, including making the process as efficient as possible.

With respect to the objective of introducing new services in the communications business that meet the Company's strategic and financial criteria, the Company did launch several new services during 2004 and the Company was able to maintain the communications business' industry leading gross margins at a level that was consistent with 2003. The Company saw significant customer demand for its wholesale Voice-over-IP (or VoIP) services, particularly (3)VoIP℠ Local Inbound and (3)Voice® Termination services. Level 3 also saw key customer contracting success with the launch of its new (3)VoIP℠ Enhanced Local and consumer oriented VoIP service, including winning a significant percentage of large scale contracts that were put to bid during 2004. With these successes, however, challenges were identified as well including disappointing results from other new service offerings. Although the Company successfully created an alternative distribution channel through the use of distribution partners and value added resellers, the amount of revenue generated through this alternative distribution channel from the services that were designed to use this channel was disappointing.

In considering the objective of producing significant revenue from new services, that is, services other than managed modem, transport and colocation services, the Company's results were disappointing. However, the company's results relating to achieving other budgeted financial targets were generally in line with the Committee's expectations, with the exception of "consolidated free cash flow."

Merger and acquisition activities during the year were very successful and contributed positively to the Company's results for 2004. These activities included transactions relating to the managed modem or dial-up businesses of ICG Communications, Allegiance Communications, KMC Telecom and Sprint Communications. The integration efforts for each of these transactions is either completed or ahead of expected completion targets. In addition, these transactions are expected to be cash flow positive either ahead of, or in line with, management's expectations.

Finally, during the fall of 2004, the Company successfully accessed the capital markets with an offering of $345 million aggregate principal amount of 5.25% Convertible Senior Notes due 2011 and accessed the secured term loan market by obtaining a $730 million term loan that matures also in 2011. The Company used the majority of the net proceeds of these transactions to fund a cash tender offer for the purchase of approximately $1.1 billion aggregate principal amount of the Company's senior unsecured notes maturing in 2008. This transaction resulted in a net reduction of long term debt of approximately $30 million and an annual cash interest expense savings of approximately $28 million.

The Compensation Committee is satisfied with Mr. Crowe's leadership of the Company and his performance during 2004 given the challenging circumstances in the communications industry and the successes that are described above. However, giving consideration to the challenges also described above and the cash bonus paid earlier in 2004, the Committee determined not to pay Mr. Crowe any additional cash bonus for his 2004 performance. In addition, Mr. Crowe, as well as Messrs. O'Hara and Miller, had determined in the spring of 2004 that they would not participate in the Company's outperform stock option program during 2004. Although the Compensation Committee determined to award cash bonuses to other members of the Company's senior management based upon the successes described above, Mr. Crowe did not receive any further cash bonus for 2004 performance, and did not receive any grants of outperform stock options.

Section 162(m) of the Internal Revenue Code

In making compensation decisions for our executive officers, the Committee takes into consideration the tax deductibility limitations of Section 162(m) of the Internal Revenue Code. Our OSO program is intended to meet the requirements for "qualified performance-based compensation" that is exempt from these deductibility limitations. However, the Committee does not believe it is advisable to adopt a strict policy against paying nondeductible compensation, and may do so in appropriate circumstances.

The Compensation Committee:

Mogens C. Bay
Richard R. Jaros
Arun Netravali
Michael B. Yanney, Chairman

For the year ended December 31, 2004

Stock Ownership Guidelines

The Compensation Committee has adopted guidelines for Level 3 common stock ownership by directors, the Vice Chairman, the Chief Executive Officer, the Chief Operating Officer, the President, the Chief Financial Officer, Executive Vice Presidents and the Controller. These guidelines are based on a dollar value of our common stock. The following table summarizes these guidelines.

CEO	$10,000,000
COO/President/Vice Chairman	$ 2,500,000
Executive Vice Presidents/CFO	$ 1,000,000
Controller	$ 500,000
Directors	$ 250,000

The Compensation Committee will review these guidelines at least annually, and may update or modify the guidelines based on a variety of factors including the composition of our senior management team and stock market conditions. Stock held by the individual, his or her spouse and minor children, along with shares of our common stock held in the individual's Level 3 401(k) Plan account and in trusts for the benefit of these individuals will be included for purposes of determining the individuals satisfaction of the ownership guidelines.

The Compensation Committee has concluded that grants of restricted stock will not be made to assist individuals in meeting the ownership guidelines. In addition, the Compensation Committee has concluded not to force individuals to make either private or open market purchases of our common stock to meet the ownership guidelines. Rather, the Compensation Committee has concluded that until such time as the individual is in compliance with these guidelines, 25% of the after tax value of any Outperform Stock Option exercise or restricted stock grant that has vested should be held by the individual in the form of shares of our common stock until such time as the guideline has been met. The failure of an individual to make a good faith effort to meet the guidelines in a timely manner and to maintain their compliance with the guidelines will be a significant factor in the Compensation Committee's and senior management's determinations of the individual's future bonus payments and long term incentive compensation awards.

Executive Compensation Summary

The table below shows the annual compensation of our chief executive officer and our next four most highly compensated executive officers for the 2004 fiscal year (the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)(1)	Securities underlying Options/SARs (#)(2)	All Other Compensation ($)(3)
James Q. Crowe	2004	389,423	2,000,000	—	—	—	17,100
CEO	2003	374,615	5,500,000	—	—	—	18,000
	2002	365,000	1,261,862	—	—	—	—
Keith R. Coogan	2004	446,538	1,487,620	—	—	—	10,002
CEO Software Spectrum	2003	421,730	220,116	—	—	—	1,414
	2002	406,461	1,858,443	—	—	—	2,350
Kevin J. O'Hara	2004	384,231	1,000,000	—	500,000	—	4,100
President and COO	2003	369,615	2,500,000	—	—	—	6,000
	2002	360,000	1,511,700	—	—	—	40,124
Charles C. Miller, III	2004	373,846	750,000	—	500,000	—	17,100
Vice Chairman and Executive	2003	357,692	2,000,000	—	—	—	18,000
Vice President	2002	300,000	1,134,750	—	—	—	46,812
Sureel A. Choksi	2004	363,077	500,000	—	250,000	—	17,100
Executive Vice President	2003	339,735	739,400	—	—	—	18,000
	2002	332,789	610,562	—	—	—	33,117

(1) Shares of restricted stock were awarded after the completion of fiscal year 2004 for performance during fiscal year 2004. These shares of restricted stock will vest in equal annual installments on each of the first three anniversaries of the date of grant. No shares of restricted stock were held at the end of the most recently completed fiscal year. The holder of these shares of restricted stock will have no rights to any dividends that we may declare and pay until the shares of restricted stock have vested in whole or in part.

(2) See discussion below regarding Outperform Stock Option grants.

(3) The amounts in this column represent employer matching contributions to the Named Executive Officers' 401(k) Plan accounts and profit sharing contributions that were also made to the Named Executive Officers' 401(k) Plan accounts for 2004. The contributions made by us were made in the form of units of our common stock as part of the Level 3 401(k) Plan.

Our Named Executive Officers did not receive any additional perquisite compensation that requires disclosure. We permit the personal use of our aircraft by certain members of our senior management. This personal use of our aircraft is done pursuant to an Aircraft Time-Share Agreement, which provides that we will charge the individual the cost to operate the aircraft as allowed by Part 91 of the U.S. Federal Aviation Administration regulations for personal use of corporate aircraft. We received a total payment in the amount of $188,474 from Mr. James Q. Crowe, Chief Executive Officer under his agreement for the period January 1, 2004 to December 31, 2004, and a total payment in the amount of $104,996 from Mr. Kevin J. O'Hara, President, and Chief Operating Officer under his agreement for the same period.

No Named Executive Officer received any stock options (see below for a description of the grants of Outperform Stock Options to the Named Executive Officers), stock appreciation rights ("SARs") or long-term incentive performance ("LTIP") payouts for the fiscal year ended December 31, 2004.

Aggregate Options/SAR Exercises and Fiscal Year End Option/SAR Value Table

Name	Shares Acquired on Exercise	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#)		Value of Unexercised In-the-Money Options/SARs at FY-End ($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James Q. Crowe	—	—	—	—	—	—
Keith R. Coogan	—	—	—	—	—	—
Kevin J. O'Hara	—	—	500,000	—	$ 0	—
Charles C. Miller, III	—	—	—	—	—	—
Sureel A. Choksi	—	—	100,000	—	$ 0	—

(1) On December 31, 2004 (the last trading day of 2004), the last reported sale price for our common stock as reported by The Nasdaq Stock Market was $3.39.

Outperform Stock Option Grants

To date, our Outperform Stock Option program has been the primary component of our long term incentive, stock-based compensation programs. The OSO program was designed so that the Level 3 common stock price must increase relative to the performance of a broad-based, market stock index before OSO holders receive any return on their options. In other words, our common stock price must pass a "hurdle" of a stock index growth prior to the OSO having any value upon exercise. Currently, the broad-based, market stock index used in the OSO program is the S&P® 500 Index, although the Compensation Committee reserves the right to select another broad-based, market stock index for use in this program. In July 2000, we adopted a convertible outperform stock option program, ("C-OSO") as an extension of the existing OSO plan. The program offers similar features to those of an OSO, but provides an employee with the greater of the value of a single share of our common stock at exercise, or the calculated OSO value of a single OSO at the time of exercise.

The following table summarizes OSO program grants to the Named Executive Officers during 2004.

OSO Program Grants In Last Fiscal Year

	Individual Grants		Total Number of Awards at FY-End (#)(1)		Value of Total Unexercised In-the Money Awards at FY-End ($)(2)	
Name	**Number of Awards Granted(3)**	**Expiration Date**	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
James Q. Crowe . . . . OSO Awards	—	—	2,047,670	104,118	24,955	—
Keith R. Coogan . . . . OSO Awards	7,020	01/01/08				
	7,020	04/01/08				
	35,063	07/01/08				
	31,875	10/01/08	15,836	97,337	—	77,393
Kevin J. O'Hara . . . . OSO Awards	—	—	1,033,220	52,089	12,768	—
Charles C. Miller, III . . . . . OSO Awards	—	—	736,931	37,221	9,286	—
Sureel A. Choksi(4) . . . . . . OSO Awards	8,259	01/01/08				
	8,259	04/01/08				
	50,000	07/01/08				
	50,000	10/01/08	268,947	138,337	5,804	121,400

(1) For OSOs granted prior to August 2002, vesting is in equal quarterly installments over two years. For OSOs granted after August 2002, 50% of the award vests on the first anniversary of the award, and the remaining 50% vests in equal quarterly installments so that the award is fully vested at the end of the second year after the date of the award. No OSO award, including a vested OSO award, granted prior to March 1, 2001 can be exercised until the second anniversary of the date of its grant. OSOs awarded after the March 1, 2001 awards can be exercised upon vesting. OSOs awarded after August 1, 2002 can be exercised upon vesting, subject to a portion of such awards that can not be exercised until the second anniversary of the date of its grant. The OSO awards provide for acceleration of vesting and the lifting of the two year prohibition on exercise (with respect to OSO awards granted prior to March 1, 2001 and OSO awards granted after August 1, 2002) in the event of a change of control, as defined in our 1995 Stock Plan, as amended.

(2) OSO value at December 31, 2004 has been computed based upon the OSO formula and multiplier as of that date and the closing sale price of our common stock on that date. The value of an OSO is subject to change based upon the performance of our common stock relative to the performance of the S&P® 500 Index from the time of the grant of the OSO award until the award has been exercised. Since the value of an OSO depends on the degree to which our common stock outperforms the S&P® 500 Index, neither the grant date present value nor the potential realizable value at assumed rates of stock price appreciation can be reliably calculated.

(3) OSOs have an initial exercise price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This exercise price is referred to as the Initial Price. When an employee elects to exercise an OSO, the Initial Price is adjusted upward or downward—as of the date of that exercise—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the date of exercise of the OSOs.

(4) Mr. Choksi also holds 200,000 C-OSOs as of December 31, 2004, which are fully vested and had a value of $678,000 as of that date. These C-OSOs expire on September 1, 2005.

Certain Relationships and Related Transactions

We permit the personal use of our aircraft by certain members of our senior management. This personal use of our aircraft is done pursuant to an Aircraft Time-Share Agreement, which provides that we will charge the individual the cost to operate the aircraft as allowed by Part 91 of the U.S. Federal Aviation Administration regulations for personal use of corporate aircraft. We received a total payment in the amount of $188,474 from Mr. James Q. Crowe, Chief Executive Officer under his agreement for the period January 1, 2004 to December 31, 2004, and a total payment in the amount of $104,996 from Mr. Kevin J. O'Hara, President, and Chief Operating Officer under his agreement for the same period.

Messrs. Scott and Bay are members of the Board of Directors of Peter Kiewit Sons', Inc. ("PKS") as well as members of the Board of the Company.

Level 3 and PKS are parties to various aircraft operating agreements pursuant to which PKS provides Level 3 with aircraft maintenance, operations and related services. During 2004, Level 3 incurred costs to PKS of approximately $104,000 pursuant to these agreements.

In connection with the Split-off, Level 3 and PKS entered into various agreements intended to implement the Split-off, including a tax-sharing agreement.

Tax Sharing Agreement. Level 3 and PKS have entered into a tax sharing agreement (the "Tax Sharing Agreement") that defines each company's rights and obligations with respect to deficiencies and refunds of federal, state and other taxes relating to operations for tax years (or portions thereof) ending prior to the Split-off and with respect to certain tax attributes of Level 3 and PKS after the Split-off. Under the Tax Sharing Agreement, with respect to periods (or portions thereof) ending on or before the Split-off, Level 3 and PKS generally will be responsible for paying the taxes relating to such returns (including any subsequent adjustments resulting from the re-determination of such tax liabilities by the applicable taxing authorities) that are allocable to the non-construction business and the construction business, respectively.

The Tax Sharing Agreement also provides that Level 3 and PKS will indemnify the other from certain taxes and expenses that would be assessed on PKS and Level 3, respectively, if the Split-off were determined to be taxable, but solely to the extent that such determination arose out of the breach by Level 3 or PKS, respectively, of certain representations made to the Internal Revenue Service in connection with the private letter ruling issued with respect to the Split-off. Under the Tax Sharing Agreement, if the Split-off were determined to be taxable for any other reason, those taxes and certain other taxes associated with the Split-off (together, "Split-off Taxes") would be allocated 82.5% to Level 3 and 17.5% to PKS. The Tax Sharing Agreement, however, provides that Split-off Taxes will be allocated one-half to each of Level 3 and PKS if a Forced Conversion Determination is made. As a result of the Forced Conversion Determination, the Split-off Taxes would be so allocated. Finally, the Tax Sharing Agreement provides, under certain circumstances, for certain liquidated damage payments from Level 3 to PKS if the Split-off were determined to be taxable, which are intended to compensate stockholders of PKS indirectly for taxes assessed upon them in that event. Those liquidated damage payments, however, are reduced because of the Forced Conversion Determination.

Mine Management Agreement. In 1992, PKS and Level 3 entered into a mine management agreement (the "Mine Management Agreement") pursuant to which Kiewit Mining Group Inc. ("KMG"), a subsidiary of PKS, provides mine management and related services for Level 3's coal mining properties. In consideration of the provision of such services, KMG receives a fee equal to 30% of the adjusted operating income of the coal mining properties. Level 3 incurred expenses for services provided by KMG under the Mine Management Agreement of approximately $6 million for the year ended December 31, 2004. The term of the Mine Management Agreement expires on January 1, 2016.

In connection with the Split-off, the Mine Management Agreement was amended to provide KMG with a right of offer in the event that Level 3 were to determine to sell any or all of its coal mining properties. Under the right of offer, Level 3 would be required to offer to sell those properties to KMG at the price that Level 3 would seek to sell the properties to a third party. If KMG were to decline to purchase the properties at that price, Level 3 would be free to sell them to a third party for an amount greater than or equal to that price. If Level 3 were to sell the properties to a third party, thus terminating the Mine Management Agreement, it would be required to pay KMG an amount equal to the discounted present value to KMG of the Mine Management Agreement, determined, if necessary, by an appraisal process.

REVERSE STOCK SPLIT PROPOSAL

We are asking stockholders to approve a proposal to grant the Board discretionary authority to effect a reverse stock split pursuant to one of four alternative ratios. A reverse stock split would reduce the number of outstanding shares of our common stock, and the holdings of each stockholder, according to the same formula. The proposal calls for four possible reverse stock split ratios: 1-for-5, 1-for-10, 1-for-15 and 1-for-20. If the proposal is approved, the Board may in its discretion amend the amended and restated the certificate of incorporation to effect a reverse stock split using one of the ratios included in the proposal at any time prior to May 17, 2006. The Board will also have the sole discretion not to effect any reverse stock split.

We are asking stockholders to approve this proposal in an effort to raise our stock price to a level that may result in a broader investor base finding our common stock a more attractive investment.

The Board has unanimously adopted a resolution seeking stockholder approval of, and recommends that you vote FOR, the proposal.

If the proposal is approved, the Board will have the discretion to effect one reverse stock split at any time prior to May 17, 2006, using one of the approved ratios, or to choose not to effect a reverse stock split at all, based on its determination of which action is in the best interests of Level 3 and its stockholders. The Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that this proposal is no longer in the best interests of our stockholders.

We currently have 1.5 billion authorized shares of common stock. As of March 30, 2005, the record date for the Annual Meeting, 691,867,511 shares of common stock were outstanding. "Authorized" shares represent the number of shares of common stock that we are permitted to issue under our certificate of incorporation. Since we do not have any shares of our common stock that we have repurchased, which are referred to as "treasury shares," the number of shares of common stock "outstanding" represents the number of shares of common stock that we have actually issued from the pool of authorized shares of common stock. The reverse stock split, if implemented, would have the principal effect of reducing both the outstanding number of shares of common stock and the authorized number of shares of common stock by the ratio selected by the Board, and, except for the effect of fractional shares, each stockholder's proportionate ownership interest in the Company would be the same immediately before and after the reverse stock split.

Purposes of the Reverse Stock Split

The purpose of the reverse stock split is to attempt to increase the per share trading value of our common stock. Our Board intends to effect the proposed reverse stock split only if it believes that a decrease in the number of shares outstanding is likely to improve the trading price for our common stock, and only if the implementation of a reverse stock split is determined by the Board to be in the best interest of Level 3 and its stockholders. If the trading price of our common stock increases without a reverse stock split, the Board may exercise its discretion not to implement a reverse split.

We believe that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a reverse stock split, we may be able to raise our common stock price to a level where our common stock would be viewed more favorably by potential investors.

Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. A higher stock price after a reverse stock split should reduce this concern.

The combination of lower transaction costs and increased interest from institutional investors and investment funds could have the effect of improving the trading liquidity of our common stock.

Our common stock currently trades on the Nasdaq National Market under the symbol "LVLT." The Nasdaq National Market has several continued listing criteria that companies must satisfy in order to remain listed on the exchange. One of these criteria is that the Level 3 common stock have a trading price that is greater than or equal to $1.00 per share. Today, Level 3 meets all of the Nasdaq National Market's continued listing criteria, including the minimum trading price requirement. Although we do not believe that we currently have an issue relating to the continued listing of our common stock on the Nasdaq National Market, we believe that approval of this proposal would provide the Board with the ability to meet the continued listing standard in the future, to the extent that our common stock price would not otherwise meet the minimum trading requirement.

The Board believes that stockholder approval of four potential exchange ratios (rather than a single exchange ratio) provides the Board with the flexibility to achieve the desired results of the reverse stock split. If the stockholders approve this proposal, the Board would effect a reverse stock split only upon the Board's determination that a reverse stock split would be in the best interests of the stockholders at that time. To effect a reverse stock split, the Board would set the timing for such a split and select the specific ratio from among the four ratios described in this Proxy Statement. No further action on the part of stockholders will be required to either implement or abandon the reverse stock split. If the proposal is approved by stockholders, and the Board determines to implement any of the reverse stock split ratios, we would communicate to the public, prior to the effective date of the reverse split, additional details regarding the reverse split, including the specific ratio the Board selects.

You should keep in mind that the implementation of a reverse stock split does not have an effect on the actual or intrinsic value of the Level 3 business or a stockholder's proportional ownership in the Company. You should also consider that in many cases, the market price of a company's shares declines after a reverse stock split.

The reverse stock split proposal is not conditioned on the stockholders approving the amendment and restatement of the certificate of incorporation proposal described below.

Certain Risks Associated with the Reverse Stock Split

There can be no assurance that the total market capitalization of our common stock (the aggregate value of all Level 3 common stock at the then market price) after the proposed reverse stock split will be equal to or greater than the total market capitalization before the proposed reverse stock split or that the per share market price of our common stock following the reverse stock split will increase in proportion to the reduction in the number of shares of our common stock outstanding before the reverse stock split.

There can be no assurance that the market price per new share of our common stock after the reverse stock split will remain unchanged or increase in proportion to the reduction in the number of old shares of our common stock outstanding before the reverse stock split. For example, based on the closing price of our common stock on March 16, 2005 of $2.34 per share, if the Board were to implement the reverse stock split and utilize a ratio of 1-for-10, we cannot assure you that the post-split market price of our common stock would be $23.40 (that is, $2.34 × 10) per share or greater. In many cases, the market price of a company's shares declines after a reverse stock split.

Accordingly, the total market capitalization of our common stock after the proposed reverse stock split may be lower than the total market capitalization before the proposed reverse stock split. Moreover, in the future, the market price of our common stock following the reverse stock split may not exceed or remain higher than the market price prior to the proposed reverse stock split.

If the reverse stock split is effected, the resulting per-share stock price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of such investors and, consequently, the trading liquidity of our common stock may not improve.

While the Board believes that a higher stock price may help generate investor interest, there can be no assurance that the reverse stock split will result in a per-share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common stock may not necessarily improve.

A decline in the market price of our common stock after the reverse stock split may result in a greater percentage decline than would occur in the absence of a reverse stock split, and the liquidity of our common stock could be adversely affected following such a reverse stock split.

If the reverse stock split is effected and the market price of our common stock declines, the percentage decline may be greater than would occur in the absence of a reverse stock split. The market price of our common stock will, however, also be based on our performance and other factors, which are unrelated to the number of shares of common stock outstanding. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

If approved and implemented, the principal effects of the reverse stock split would include the following:

- depending on the ratio for the reverse stock split selected by the Board, each 5, 10, 15 or 20 shares of our common stock that you own will be combined into one new share of common stock;
- the number of shares of common stock issued and outstanding will be reduced proportionately based on the ratio selected by the Board;
- the total number of shares of common stock that we are authorized to issue will be reduced proportionately based on the ratio selected by the Board;
- appropriate adjustments will be made to stock options, outperform stock options and other securities convertible into shares of our common stock granted under Company plans to maintain the economic value of the awards;
- the number of shares reserved for issuance under Level 3's 1995 Stock Plan will be reduced proportionately based on the ratio selected by the Board (and any other appropriate adjustments or modifications will be made under the plans); and

- the conversion price of our convertible subordinated notes and the number of shares reserved for issuance upon conversion will be adjusted in accordance with their terms based on the ratio selected by the Board.

The common stock resulting from the reverse stock split will remain fully paid and non-assessable. The reverse stock split will not affect the public registration of the common stock under the Securities Exchange Act of 1934.

The reverse stock split would not, by itself, affect our assets or prospects. Also, if approved and implemented, the reverse stock split may result in some stockholders owning "odd lots" of less than 100 shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares. The Board believes, however, that these potential effects are outweighed by the benefits of the reverse stock split.

Fractional Shares

No fractional certificates will be issued in connection with the reverse stock split. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares of common stock not evenly divisible by the number selected by the Board for the reverse stock split ratio will be entitled, upon surrender of any certificate(s) representing such shares, to a cash payment in lieu thereof. We will arrange for a third party to aggregate the fractional shares of registered stockholders, sell them in the open market and deliver the proceeds to those stockholders. We will pay any brokerage commissions in connection with the sale.

Stockholders who otherwise would be entitled to receive fractional shares will only be entitled to a cash payment in lieu of such shares and will no longer have any rights as a stockholder with respect to the shares of common stock that would have been exchanged for such fractional shares.

Authorized Shares

The reverse stock split would affect all issued and outstanding shares of Level 3 common stock and outstanding rights to acquire Level 3 common stock. Upon the effectiveness of the reverse stock split, the total number of shares of common stock that we are authorized to issue will be reduced proportionately based on the ratio selected by the Board. As of the record date for the Annual Meeting, we had 1.5 billion shares of authorized common stock and approximately 689 million shares of common stock issued and outstanding. If the AMENDMENT AND RESTATEMENT OF CERTIFICATE OF INCORPORATION PROPOSAL described below is approved and if a reverse stock split has not been effected at the time of the amendment and restatement, we will continue to have 1.5 billion authorized shares of common stock authorized†. Authorized but unissued shares will be available for issuance, and we may issue such shares in the future. If we issue additional shares, the ownership interest of holders of our common stock will be diluted.

Accounting Matters

The par value of the common stock will remain at $.01 per share after the reverse stock split. As a result, as of the effective time, the stated capital on our balance sheet attributable to our common stock will be reduced proportionately based on the reverse stock split ratio selected by the Board, and the additional paid-in capital account will be credited with the amount by which the stated capital is

---

† If the AMENDMENT AND RESTATEMENT OF CERTIFICATE OF INCORPORATION PROPOSAL described below is not approved, we will continue to have 10,000,000 authorized shares of preferred stock and 8,500,000 shares of Class R Convertible Common Stock, par value $.01 per share, all of which are unissued at this time.

reduced. In future financial statements, we will restate net income or loss and other per share amounts for periods ending before the reverse stock split to give retroactive effect to the reverse stock split.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If stockholders approve the proposal and the Board decides to implement the reverse stock split, we will file with the Secretary of State of the State of Delaware a certificate of amendment to our amended and restated certificate of incorporation. The reverse stock split will become effective at the time and on the date of filing of, or at such later time as is specified in, the certificate of amendment, which we refer to as the "effective time" and "effective date," respectively. Beginning at the effective time, each certificate representing shares of common stock will be deemed for all corporate purposes to evidence ownership of the number of whole shares into which the shares previously represented by the certificate were combined pursuant to the reverse stock split. The text of the certificate of amendment would be in substantially the form attached hereto as Annex 2; except that the text of the form may be altered for any changes required by the Secretary of State of the State of Delaware and changes deemed necessary or advisable by the Board, including the insertion of the effective time, effective date, number of authorized shares and the reverse stock split ratio selected by Board.

Upon a reverse stock split, we intend to treat stockholders holding our common stock in "street name," through a bank, broker or other nominee, in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding our common stock in "street name." However, these banks, brokers or other nominees may have different procedures than registered stockholders for processing the reverse stock split. If you hold your shares with a bank, broker or other nominee and if you have any questions in this regard, we encourage you to contact your nominee.

Following any reverse stock split, stockholders holding physical certificates will need to exchange those certificates for new certificates and a cash payment in lieu of any fractional shares, and we expect that the common stock will receive a new CUSIP number.

Wells Fargo Shareowner Services, our transfer agent, will advise registered stockholders of the procedures to be followed to exchange certificates in a letter of transmittal to be sent to stockholders. No new certificates will be issued to a stockholder until the stockholder has surrendered the stockholder's outstanding certificate(s), together with the properly completed and executed letter of transmittal, to the bank. Any old shares submitted for transfer, whether pursuant to a sale, other disposition or otherwise, will automatically be exchanged for new shares. **Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) until requested to do so.**

No Appraisal Rights

Stockholders do not have appraisal rights under Delaware General Corporation Law or under our certificate of incorporation in connection with the reverse stock split.

Reservation of Right to Abandon Reverse Stock Split

We reserve the right to abandon the reverse stock split without further action by our stockholders at any time before the effectiveness of the filing with the Secretary of State of the State of Delaware of the certificate of amendment to our certificate of incorporation, even if the authority to effect the reverse stock split has been approved by our stockholders at the Annual Meeting. By voting in favor of the reverse stock split, you are expressly also authorizing the Board to determine not to proceed with, and abandon, the reverse stock split if it should so decide.

Certain Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the proposed reverse stock split. This discussion is based on the Internal Revenue Code, the Treasury Regulations promulgated thereunder, published statements by the Internal Revenue Service and other applicable authorities on the date of this proxy statement, all of which are subject to change, possibly with retroactive effect. This discussion does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. Further, it does not address any state, local or foreign income or other tax consequences. This summary also assumes that the shares of common stock held immediately prior to the effective time of the reverse stock split (the "old shares") were, and the new shares received will be, held as a "capital asset," as defined in the Internal Revenue Code (generally, property held for investment).

Subject to the discussion below concerning the treatment of the receipt of cash payments instead of fractional shares, we believe that the material U.S. federal income tax consequences of the reverse stock split are as follows:

- Level 3 will not recognize any gain or loss as a result of the reverse stock split.
- You will not recognize any gain or loss as a result of the reverse stock split, except with respect to cash received instead of fractional shares.
- The aggregate adjusted basis of the shares of each class of our common stock you hold following the reverse stock split will be equal to your aggregate adjusted basis immediately prior to the reverse stock split, reduced by any tax basis attributable to a fractional share.
- Your holding period for the common stock you continue to hold after the reverse stock split will include your holding period for the common stock you held immediately prior to the reverse stock split.

In general, if you receive cash instead of a fractional share of our common stock, you will recognize capital gain or loss based on the difference between the amount of cash received and your adjusted basis in the fractional share. The capital gain or loss will constitute long-term capital gain or loss if your holding period for our common stock is greater than one year as of the date of the reverse stock split. The deductibility of capital losses is subject to limitations.

Our view regarding the tax consequences of the reverse stock split is not binding on the Internal Revenue Service or the courts. **Accordingly, we urge you to consult with your own tax advisor with respect to all of the potential tax consequences to you of the reverse stock split.**

AMENDMENT AND RESTATEMENT OF CERTIFICATE OF INCORPORATION PROPOSAL

We are asking stockholders to approve a proposal to amend and restate our certificate of incorporation. The purpose of amending and restating the certificate of incorporation is to eliminate provisions in the certificate of incorporation that were needed prior to the March 31, 1998, separation of our then construction business operations from the diversified or non-construction related portion of its business into a new corporation. This transaction is referred to as the Split-off.

In connection with the Split-off, our certificate of incorporation was amended to include provisions for the issuance of Class R Convertible Common Stock, par value $.01 per share. The Class R Stock was issued in connection with the Split-off, and subsequently fully converted, pursuant to its terms, into shares of our common stock in 1998. In addition, our certificate of incorporation also contained provisions relating to our historical practice prior to the Split-off of repurchasing shares of common stock upon an employee's termination or retirement. The effect of the adoption of the proposed amended and restated certificate of incorporation will be to remove provisions relating to the Class R Stock and our prior stock repurchase obligations. The Board believes that each of these provisions is no longer needed for the operation of our business.

The proposed form of the Amended and Restated Certificate of Incorporation is attached to this Proxy Statement as Annex 3 and is incorporated by reference as if set forth in full.

We are asking stockholders to approve this proposal in an effort to simply the Level 3 certificate of incorporation.

The amendment and restatement of certificate of incorporation proposal is not conditioned on stockholders approving the reverse stock split proposal described above.

The Board has unanimously adopted a resolution seeking stockholder approval of, and recommends that you vote FOR, the proposal.

(12) Address for AXA Financial, Inc. and related entities is 1290 Avenue of the Americas, New York, New York 10104. The following information is based solely on AXA Financial Inc.'s Schedule 13G dated February 10, 2005. Percentage of outstanding is as reported in the Schedule 13G.

Includes 48,172,240 shares of our common stock for which Alliance Capital Management L.P. exercises sole voting power, 10,512,780 shares of our common stock for which Alliance Capital Management L.P. exercises shared voting power and 67,003,540 shares for which Alliance Capital Management L.P. exercises sole dispositive power. Also includes 1,516,730 shares of our common stock for which AXA Equitable Life Insurance Company exercises sole voting and dispositive power.

(13) Address for Fairfax Financial Holdings Limited related entities is 95 Wellington Street West, Suite 800, Toronto, Ontario Canada M5J 2N7. The following information is based solely on Fairfax Financial Holdings Limited's ("AXA") Schedule 13G dated February 22, 2005 and does not include information relating to any pending agreement to acquire our 10% Convertible Senior Notes due 2011. Percentage of outstanding is as reported in the Schedule 13G.

Includes shares of our common stock held by subsidiaries of Fairfax Financial Holdings Limited, which subsidiaries have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such our common stock. No such interest of a subsidiary of Fairfax Financial Holdings Limited relates to more than 5% of our common stock. Also includes shares of our common stock that are issuable upon the conversion of Level 3 convertible securities held by subsidiaries of Fairfax Financial Holdings Limited, which convertible notes are convertible at any time.

PERFORMANCE GRAPH

The following performance graph shall not be deemed to be incorporated by reference by means of any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates such information by reference, and shall not otherwise be deemed filed under such acts.

The graph compares the cumulative total return of our common stock for the five year period 2000 - 2004 with the S&P® 500 Index and the Nasdaq Telecommunications Index. The graph assumes that the value of the investment was $100 on December 31, 1999, and that all dividends and other distributions were reinvested.

Comparison of 5 Year Cumulative Total Return Among Our Common Stock, the S&P® 500 Index and the Nasdaq Telecommunications Index


120.00
100.00
80.00
60.00
40.00
20.00
0.00
1999
2000
2001
2002
2003
2004
LEVEL 3 Common Stock
S & P 500
NASDAQ TELECOMMUNICATIONS

	1999	2000	2001	2002	2003	2004
Common Stock	100.00	39.31	6.11	5.98	6.96	4.14
S&P® 500 Index(1)	100.00	90.89	80.09	62.39	80.29	89.02
Nasdaq Telecommunications Index	100.00	52.17	38.29	23.31	41.85	45.52

Based on the reviews and discussions referred to above, the Audit Committee recommends to the Board of Directors that the financial statements referred to above be included in the company's Annual Report on Form 10-K for the year ended December 31, 2004.

The Audit Committee has also considered whether the provision of services by KPMG LLP not related to the audit of the financial statements referred to above and to the reviews of the interim financial statements included in the company's Forms 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 is compatible with maintaining KPMG LLP's independence.

The following table presents fees (excluding expenses) for professional audit services rendered by KPMG LLP for the audit of the Level 3 annual financial statements for the years ended December 31, 2004, and 2003 and fees billed for other services rendered by KPMG LLP during those periods, which have been approved by the Audit Committee.

	2004	2003
Audit Fees(1)	$3,770,000	$2,067,000
Audit-Related Fees(2)	122,000	151,000
Tax Fees(3)	245,000	58,000
All Other Fees	0	0
Total Fees	$4,137,000	$2,276,000

(1) Audit fees consisted principally of fees for the audit of financial statements, including statutory audits of foreign subsidiaries, audit of controls over financial reporting and fees relating to comfort letters and registration statements.

(2) Audit related fees consisted principally of fees for audits of employee benefit plans, agreed-upon procedures reports and due diligence activities.

(3) Tax fees consisted principally of fees for tax consultation and tax compliance activities.

The Audit Committee:

Robert E. Julian, Chairman   Richard R. Jaros   John T. Reed

For the year ended December 31, 2004

PROPOSED CERTIFICATE OF AMENDMENT
of
RESTATED CERTIFICATE OF INCORPORATION
of
LEVEL 3 COMMUNICATIONS, INC.

ARTICLE IV of the Amended and Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on March 31, 1998 and as amended by a Certificate of Amendment filed with the Secretary of State of the State of Delaware on June 2, 1999(1), is hereby amended and restated in its entirety to read as follows:

"ARTICLE IV
AUTHORIZED CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have the authority to issue is [1,510,000,000](2) shares, consisting of [1,500,000,000](2) shares of Common Stock, par value $.01 per share (the "Common Stock") and 10,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock")."

ARTICLE V of the Amended and Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on June 9, 1998 and as amended by a Certificate of Amendment filed with the Secretary of State of the State of Delaware on June 2, 1999(1) is hereby amended by adding a new Section D to read as follows:

"D. Upon this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the "Amendment Effective Time"), every [*five (5), ten (10), fifteen (15) or twenty (20) shares*] of the Corporation's Common Stock (the "Old Common Stock"), issued and outstanding immediately prior to the Amendment Effective Time, will be automatically reclassified as and converted into one share of common stock, par value $.01 per share, of the Corporation (the "New Common Stock").

Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock. In lieu thereof, the aggregate of all fractional shares otherwise issuable to the holders of record of Old Common Stock shall be issued to [*NAME OF THIRD PARTY*], as agent, for the accounts of all holders of record of Old Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all of the fractional interests will be effected by that agent as soon as practicable after the Amendment Effective Time on the basis of prevailing market prices of the New Common Stock on the Nasdaq National Market at the time of sale. After such sale and upon the surrender of the stockholders' stock certificates, the transfer agent will pay to such holders of record their pro rata share of the net proceeds derived from the sale of the fractional interests.

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(1) **NOTE:** the foregoing will be modified to describe the filing of a third amended and restated certificate of incorporation should the company's stockholders approve the proposal to amend and restate the company's current Amended and Restated Certificate of Incorporation at the 2005 Annual Meeting of Stockholders.

(2) **NOTE:** The number of shares authorized will be proportionately adjusted based on the reverse stock split ratio selected by the Board of Directors when effecting the reverse stock split.

(the "Common Stock") and 10,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock").

ARTICLE V
COMMON STOCK

A. Dividends. After dividends payable on any Preferred Stock have been declared and set aside on such Preferred Stock having a preference over the Common Stock with respect to the payment of such dividends, the holders of Common Stock shall be entitled to receive, when and as declared, out of assets and funds legally available therefor, cash or non-cash dividends payable as and when the Board of Directors in its sole business judgment so declares. Any such dividend shall be payable ratably to all record holders of Common Stock as of the record date fixed by the Board of Directors in accordance with the By-laws of the Corporation for the payment thereof.

B. Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation ("Liquidation"), the holders of Common Stock then outstanding shall be entitled to be paid ratably out of the assets and funds of the Corporation available for distribution to its stockholders, after and subject to the payment in full of all amounts required to be distributed to the holders of any Preferred Stock upon Liquidation, an amount equal to their share (including any declared but unpaid dividends on the Common Stock, subject to proportionate adjustment in the event of any stock dividend, stock split, stock distribution or combination with respect to such shares) of such assets and funds.

C. Voting.

1. Except as required by law, or as otherwise provided herein or in any amendment hereof, the entire voting power of the Corporation with respect to all matters other than the election of directors shall be vested in the holders of Common Stock voting together as a single class. Except as required by law, or as otherwise provided herein or in any amendment hereof, the entire voting power of the Corporation with respect to the election of directors shall be vested in the holders of Common Stock voting together as a single class.

2. Each holder of Common Stock entitled to vote shall at every meeting of the stockholders of the Corporation be entitled to one vote for each share of Common Stock registered in his or her name on the record of stockholders.

ARTICLE VI
PREFERRED STOCK

The Preferred Stock may be issued from time to time as herein provided in one or more series. The designations, relative rights, preferences and limitations of the Preferred Stock, and particularly of the shares of each series thereof, may, to the extent permitted by law, be similar to or differ from those of any other series. The Board of Directors is hereby expressly granted authority, subject to the provisions of this Article VI, to fix, from time to time before issuance thereof, the number of shares in each series and all designations, relative rights, preferences and limitations of the shares in each such series, including, but without limiting the generality of the foregoing, the following:

A. the designation of the series and the number of shares to constitute each series;

B. the dividend rate on the shares of each series, conditions on which and times at which dividends are payable, whether dividends shall be cumulative, and the preference or relation (if any) with respect to such dividends (including preferences over dividends on the Common Stock or any other class or classes);

C. whether the series will be redeemable (at the option of the Corporation or the holders of such shares or both, or upon the happening of a specified event) and, if so, the redemption prices and the conditions and times upon which redemption may take place and whether for cash, property or rights, including securities of the Corporation or another corporation;

D. the terms and amount of any sinking, retirement or purchase fund;

E. the conversion or exchange rights (at the option of the Corporation or the holders of such shares or both, or upon the happening of a specified event), if any, including the conversion or exchange price and other terms of conversion or exchange;

F. the voting rights, if any (other than any voting rights that the Preferred Stock may have as a matter of law);

G. any restrictions on the issue or reissue or sale of additional Preferred Stock;

H. the rights of the holders upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation (including preferences over the Common Stock or any other class or classes or series of stock); and

I. such other special rights and privileges, if any, for the benefit of the holders of Preferred Stock, as shall not be inconsistent with provisions of this Restated Certificate of Incorporation.

All shares of Preferred Stock of the same series shall be identical in all respects, except that shares of any one series issued at different times may differ as to dates, if any, from which dividends thereon may accumulate. All shares of Preferred Stock of all series shall be of equal rank and shall be identical in all respects except that any series may differ from any other series with respect to any one or more of the designations, relative rights, preferences and limitations described or referred to in subparagraphs A. to I. inclusive above.

ARTICLE VII
DIRECTORS

A. The Board of Directors shall consist of no fewer than six persons and no more than fifteen persons, and such number shall be fixed by, or in the manner provided in, the By-laws of the Corporation.

B. The Board of Directors shall be divided into three classes to be designated as Class I, Class II and Class III. The Board of Directors, by resolution, shall designate the class in which each of the directors then in office shall serve upon such classification. The terms of office of the classes of directors so designated by the Board of Directors shall expire at the times of the annual meetings of the stockholders as follows: Class III on the first annual meeting of stockholders following the time that this Third Restated Certificate of Incorporation is effective (the "Effective Time"), Class I on the second annual meeting following the Effective Time and Class III on the third annual meeting following the Effective Time, or thereafter in each case when their respective successors are elected and qualified. At each subsequent annual election, the directors chosen to succeed those whose terms are expiring shall be identified as being of the same class as the directors whom they succeed, and shall be elected for a term expiring at the time of the third succeeding annual meeting of stockholders, or thereafter in each case when their respective successors are elected and qualified. The number of directorships shall be apportioned among the classes so as to maintain the classes as nearly equal in number as possible.

C. A director may be removed from office only for cause and only by vote of at least a majority of the outstanding stock entitled to vote in an election of directors.

IN WITNESS WHEREOF, the Corporation has caused this Third Restated Certificate of Incorporation to be signed by , its , this day of , 2005.

By: ______________________________

Title:

Financial Report Table of Contents

due 2008, 11% Senior Notes due 2008, 10.5% Senior Discount Notes due 2008 and 10.75% Senior Euro Notes due 2008. The Company repurchased portions of the outstanding notes at prices ranging from 83 percent to 89 percent of the repurchased principal balances. The net gain on the early extinguishment of the debt, including transaction costs, realized foreign currency losses and unamortized debt issuance costs, was $50 million for these transactions. Also in 2004, the Company paid approximately $54 million and assumed obligations to extinguish a capital lease obligation and recognized a gain of $147 million on the transaction.

(6) In 2000, the Company received approximately $2.4 billion of net proceeds from the sale of 23 million shares of its common stock.

In 2001, the Company issued approximately 16 million shares of common stock, valued at approximately $72 million, in exchange for long-term debt.

In 2002, the Company issued approximately 47 million shares of common stock, valued at approximately $466 million, in exchange for long-term debt. Included in the value of common stock issued, are induced conversion premiums of $88 million for convertible debt securities.

In 2003, the Company issued approximately 216 million shares of common stock, valued at approximately $953 million, in exchange for long-term debt. Included in the value of common stock issued, are induced conversion premiums of $200 million for convertible debt securities.

In 2004, the Company realized $95 million of foreign currency losses on the repurchase of its Euro denominated debt. The unrealized foreign currency losses had been recorded in Other Comprehensive Income within Stockholders' equity (deficit).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This document contains forward looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to Level 3 Communications, Inc. and its subsidiaries ("Level 3" or the "Company"). When used in this document, the words "anticipate", "believe", "plans", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this document. See "Cautionary Factors That May Affect Future Results" immediately preceding Item 1—Business in this Form 10-K.

Level 3 Communications, Inc., through its operating subsidiaries, is primarily engaged in the communications and information services businesses, with additional operations in coal mining.

Communication Services

The Company is a facilities based provider of a broad range of integrated communications services including voice, private line, wavelengths, colocation, Internet access, managed modem, data services and dark fiber. Revenue for communications services is recognized on a monthly basis as these services are provided. For contracts involving private line, wavelengths and dark fiber services, Level 3 may receive up-front payments for services to be delivered for a period of up to 20 years. In these situations, Level 3 will defer the revenue and amortize it on a straight-line basis to earnings over the term of the contract. At December 31, 2004, the Company's weighted average remaining contract period was approximately 13 years.

The Company segregates its communication products into three separate groups with each being in a different phase of the product life cycle, incorporating different marketing and distribution strategies and different contributions to the Company's profitability. Growth products include both wholesale and consumer oriented voice services and IP-VPN services. The Company's core products consist of Transport & Infrastructure and IP & Data products. Level 3 also provides managed modem and DSL services to customers which are deemed to be mature products by the Company.

Management of Level 3 believes that growth in recurring revenue is critical to the long-term success of the communications business. The Company believes it must continue to increase revenue from its core services in the Transport and IP business units, as well as from the new growth products including VoIP and IP-VPN services. At the same time, the Company believes it must continue to effectively manage the positive cash flows from its mature managed modem and DSL services.

The Company is developing new voice services that in addition to its existing voice services target large and existing markets. The Company believes that the efficiencies of Level 3's IP and optical based network, including its Softswitch technology, will provide customers a lower cost alternative than the existing circuit-switched networks of its competitors. Several other competitors with IP technologies have announced that they will be entering this market as well. While the voice services being launched by Level 3 target a large addressable market, the Company must quickly develop both its capability to market and sell in the voice market and develop the internal systems and processes necessary to support the new services being launched. The market for voice services is large, however it is expected to continue to decline over time as a result of the new low cost IP and optical based technologies. In addition, the market for voice services is being targeted by many competitors, several of which are larger and have more financial resources than the Company.

The Company's IP-VPN services permit businesses of any size to replace multiple networks with a single, cost-effective solution that greatly simplifies the converged transmission of voice, video, and has experienced an increase in sales under this form of licensing program and management expects further adoption of agency licensing programs in the future. The Company's ability to resell software is influenced by the general economic environment, specifically in North America and Western Europe, as well as the level of IT spending for business software by large and medium sized companies.

The software distribution and resale business is very competitive with profitability largely dependent upon rebates received from the software publishers. The amount of rebates received from the publisher is tied directly to the value of software sold for that publisher. These programs vary from publisher to publisher, but typically contain sales targets that are tiered so that Software Spectrum can earn higher rebates on incremental sales above certain sales targets. Alternatively, Software Spectrum may forfeit publisher rebates if certain minimum sales targets are not achieved. As such, it is not uncommon for software resellers, including Software Spectrum, to price software at or below their cost, primarily at the end of the second and fourth quarters of the Company's fiscal year, in order to attain the next sales target and thus earn higher rebates from software publishers.

Microsoft is the primary provider of business software to the Company's Software Spectrum business. If Microsoft should successfully implement programs for the direct sale of software through volume purchase agreements or other arrangements intended to exclude the distribution or resale channel, Software Spectrum's results of operations would be materially and adversely affected.

In order to achieve a desired return on invested capital, Management of the information services business focuses on the Adjusted OIBDA metric and cash flow from operating activities to assess the overall operating performance of the information services business. Specifically, for the (*i*)Structure business, Adjusted OIBDA reflects the operating results of the business and, viewed in conjunction with net capital expenditures required to support existing and new customer contracts, provides management with visibility to the financial condition and operating performance of the business. For the Software Spectrum business, Management focuses on Adjusted OIBDA and cash flow from operating activities, including changes in working capital accounts, to assess the financial condition and operating performance of the business. Software Spectrum's working capital requirements are determined primarily by changes in its accounts receivable and accounts payable balances. Management is focusing its attention on minimizing working capital requirements by lowering its days sales outstanding through consistent collection procedures. Management expects working capital requirements for the Software Spectrum business to decline in the future as software publishers continue to adopt the agency licensing model described in the Critical Accounting Policies section below.

Coal Mining

Level 3, through its two 50% owned joint venture surface mines in Montana and Wyoming, sells coal primarily through long-term contracts with public utilities. The long-term contracts for the delivery of coal establish the price, volume, and quality requirements of the coal to be delivered. Revenue under these and other contracts is recognized when coal is shipped to the customer.

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and accompanying notes beginning on page F-1 of this annual report.

Critical Accounting Policies

The Company has identified the policies below as critical to its business operations and the understanding of its results of operations. The effect and any associated risks related to these policies on the Company's business operations is discussed throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations where these policies affect the Company's reported and expected financial results.

Revenue

Revenue for communications services, including voice, private line, wavelengths, colocation, Internet access, managed modem, data services and dark fiber revenue is recognized monthly as the services are provided. Communications services are provided either on a usage basis, which can vary period to period, or on a contractually committed amount. Reciprocal compensation revenue is recognized only when an interconnection agreement is in place with another carrier, and the relevant regulatory authorities have approved the terms of the agreement. Periodically, the Company will receive payment for reciprocal compensation services before the regulatory authorities approve the agreement. These amounts are included in other current liabilities on the consolidated balance sheet until the Company receives the necessary regulatory approvals.

Revenue attributable to leases of dark fiber pursuant to indefeasible rights-of-use agreements ("IRUs") that qualify for sales-type lease accounting, and were entered into prior to June 30, 1999, was recognized at the time of delivery and acceptance of the fiber by the customer. Certain sale and long-term IRU agreements of dark fiber and capacity entered into after June 30, 1999, are required to be accounted for in the same manner as sales of real estate with property improvements or integral equipment. This accounting treatment results in the deferral of revenue which is then recognized ratably over the term of the agreement (currently up to 20 years) even though cash was received upon acceptance of the fiber by the customer.

Termination revenue is recognized when a customer discontinues service prior to the end of the contract period, for which Level 3 had previously received consideration and for which revenue recognition was deferred. Termination revenue is also recognized when customers make termination penalty payments to Level 3 to settle contractually committed purchase amounts that the customer no longer expects to meet. Settlement revenue is recognized when a customer and Level 3 renegotiate a contract under which Level 3 is no longer obligated to provide product or services for consideration previously received and for which revenue recognition has been deferred. Termination/settlement revenue is reported in the same manner as the original product or service provided.

Software Spectrum is a reseller of business software. Accounting literature provides guidance to enable companies to determine whether revenues from the reselling of goods and services should be recorded on a "gross" or "net" basis. The Company believes that the facts and circumstances of the Software Spectrum business, particularly those involving pricing and credit risk, indicate that the majority of Software Spectrum's sales should be recorded on a "gross" basis. The latitude and ability of Software Spectrum to establish the selling price to the customer is one significant indication of "gross" revenue reporting. The assumption of credit risk is another important factor in determining "gross" versus "net" reporting. Software Spectrum has the responsibility to pay suppliers for all products ordered, regardless of when, or if, it collects from its customers. Software Spectrum is also solely responsible for determining the creditworthiness of its customers.

Microsoft Corporation, a significant supplier of software to Software Spectrum, changed certain licensing programs in 2001 whereby new enterprise-wide licensing arrangements will be priced, billed and collected directly by Microsoft. In 2003, several other suppliers began adopting this type of program. Software Spectrum will continue to provide sales and support services related to these transactions and will earn a service fee directly from the software publishers for these activities. Under this licensing program, Software Spectrum only recognizes the service fee it receives from the software publisher as revenue and not the entire sales price of the software. The Company continues to sell products under various licensing programs but beginning in 2003 experienced an increase in the level of sales under these new programs. If Microsoft and other software publishers are able to successfully implement and sell a significant amount of software under this program, or it is determined that the accounting for reselling of the software should be recorded on a "net" basis, the Company may experience a significant decline in information services revenue but will also experience a comparable decline in cost of revenue given the high cost of revenue associated with the software reseller business.

The communications business has entered in to certain colocation leases whereby it is required upon termination of the lease, to remove the leasehold improvements and return the leased space to its original condition. The Company has also entered in to right-of-way agreements for its intercity and metropolitan networks that may require the removal of the conduit upon termination of the agreement. Upon adoption of this standard on January 1, 2003, the Company also recorded obligations and corresponding assets of approximately $31 million for these lease and right-of-way agreements. Asset retirement obligation expense of $11 million and $12 million were recorded during the years ended December 31, 2004 and 2003; resulting in total asset retirement obligations, including reclamation costs for the coal business, of $138 million at December 31, 2004.

The value of the Company's communications asset retirement obligations have been discounted to reflect the assumption that Level 3 will use the underlying assets over the entire lease term. If Level 3 should elect to abandon these assets before the end of the lease term, it may be required to remediate the leased property to its original condition at the time of abandonment and possibly at amounts higher than the obligation recorded on the consolidated balance sheet. In addition, the asset retirement obligations are calculated based on the several assumptions which could change over time. If actual results differ from the assumptions used, the amounts required to remediate the properties may differ significantly from the amounts reflected in the consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 is effective for fiscal years beginning and certain transactions entered into after May 15, 2002. SFAS No. 145 requires gains and losses from the extinguishment of debt be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. Previously, FASB Statement No. 4 generally required all gains and losses from debt extinguished prior to maturity to be classified as an extraordinary item in the statement of operations. APB Opinion No. 30 requires that to qualify as an extraordinary item, the underlying event or transaction should possess a high degree of abnormality and be of a type clearly unrelated to, or only incidentally related to, the ordinary activities of the Company, and would not reasonably be expected to recur in the foreseeable future. Any gain or loss on extinguishment of debt classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 shall be reclassified. Upon adoption of SFAS No. 145, due to the recurring nature of its debt repurchases and exchanges, the Company reclassified the related gains previously classified as extraordinary gains during the year ended December 31, 2002 of $255 million in the consolidated statement of operations to other non-operating income.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities (excluding an entity newly acquired in a business combination), often referred to as"restructuring costs", and nullifies prior accounting guidance with respect to such costs. SFAS No. 146 will spread out the reporting of expenses related to restructurings initiated after 2002, because commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a liability for the anticipated costs. Under previous guidance, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. Instead, exit and disposal costs will be recorded when they are incurred and can be measured at fair value, and related liabilities will be subsequently adjusted for changes in estimated cash flows. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002, with no retroactive restatement allowed. The Company announced in 2003, that it was consolidating the Genuity operations into those of the existing communications business, as well as combining certain facilities and operations of Software Spectrum. The Company incurred costs for workforce reductions and lease terminations as a result of these decisions of $16 million and $45 million in 2004 and 2003, respectively.

In September 2002, the Emerging Issues Task Force ("EITF") addressed the accounting for convertible debt for equity exchanges in Issue 02-15: "Determining Whether Certain Conversions of

Convertible Debt to Equity Securities Are within the Scope of FASB Statement No. 84" ("EITF 02-15"). The EITF concluded in EITF 02-15 that these types of transactions should be accounted for as induced conversions in accordance with FASB No. 84, "Induced Conversions of Convertible Debt" ("SFAS No. 84"). SFAS No. 84 requires a non-cash charge to earnings for the implied value of an inducement to convert from convertible debt to common equity securities of the issuer. The accounting is to be applied prospectively for those convertible debt for equity exchanges completed after September 11, 2002, the date of the EITF's consensus. The Company applied the provisions of SFAS No. 84 to all convertible debt for equity exchange transactions completed after June 30, 2002. The Company recognized induced conversion expenses of $200 million and $88 million in 2003 and 2002, respectively.

Results of Operations 2004 vs. 2003

Revenue for 2004 and 2003 is summarized as follows:

	2004	2003
	(dollars in millions)	
Communications	$1,685	$1,947
Information Services	1,936	1,999
Coal Mining	91	80
Other	—	—
	$3,712	$4,026

Communications revenue is classified into two categories, services revenue and reciprocal compensation. The Company further segregates services revenue into three strategic business units: 1) Softswitch services (including managed modem and voice services), 2) Transport & Infrastructure services (including private line, wavelength, transoceanic, dark fiber and colocation services) and 3) IP & Data services (including Internet Protocol, data, DSL aggregation and security services). Revenue attributable to these strategic business units are identified in the following table:

	2004	2003
	(dollars in millions)	
Services:		
Softswitch Services	$ 541	$ 644
Transport & Infrastructure	574	779
IP & Data Services	420	397
Total Services Revenue	1,535	1,820
Reciprocal Compensation	150	127
Total Communications Revenue	$1,685	$1,947

The Company also segregates its communications services into three separate categories with each being in a different phase of the product life cycle, incorporating different marketing and distribution strategies and different contributions to the Company's profitability. The categories include: 1) Growth services (wholesale and consumer oriented voice services and IP-VPN services) 2) Core services (Transport & Infrastructure and IP & Data products) and 3) Mature services (managed modem, managed modem related and DSL services). Revenue for these services are identified in the following table:

	2004	2003
	(dollars in millions)	
Services:		
Growth Services	$ 58	$ 17
Core Services	851	1,077
Mature Services	626	726
Total Services Revenue	1,535	1,820
Reciprocal Compensation	150	127
Total Communications Revenue	$1,685	$1,947

Softswitch revenue in 2004 is comprised of $53 million for voice services (growth) and $488 million for managed modem and managed modem related services (mature) compared to $17 million and $628 million in 2003. Voice revenue increased as a result of the new services introduced in 2003 and 2004, particularly the wholesale services which include voice termination, local inbound and enhanced local services. The decline in managed modem revenue is primarily due to price declines in services and a reduction in the number of ports provided to America Online. Partially offsetting the price declines was an increase in managed modem usage revenue attributable to the acquisitions of certain ICG and Sprint customer contracts at the beginning of the second and fourth quarters of 2004, respectively. 2004 managed modem revenue includes $38 million and $4 million attributable to the ICG and Sprint acquisitions, respectively. The Company expects voice revenue to continue to increase in future periods as a result of the future service introductions and the acceptance of VoIP technology by businesses and consumers.

In 2004, Level 3's largest managed modem customer, America Online, informed the Company that it would reduce its overall purchases of fixed service ports for its U.S. dial-up network. America Online reduced the number of ports it purchases from Level 3 by approximately 22% during the third quarter of 2004 with additional port turndowns of approximately 8% occurring in the fourth quarter. In addition to the port cancellation provisions, the contracts with America Online contain market-pricing provisions which would have the effect of lowering revenue. As a result of concessions to America Online in early 2004, the market-pricing provisions of these contracts are not expected to be enforced until at least April 2005 for a portion of the ports and January 2006 for the remaining ports. The contract with America Online continues to contain pricing provisions whereby Level 3 is obligated to provide America Online a reduced price per port rate if Level 3 offers a third party better pricing for a lower volume of comparable services. The Company expects, excluding the effects of acquisitions, managed modem related revenue to continue to decline in the future primarily due to an increase in the number of subscribers migrating to broadband services and continued pricing pressures.

Transport & Infrastructure (core products) revenue, in 2004 decreased significantly from 2003 primarily as a result of the recognition of $344 million of termination revenue in 2003 versus $107 million in 2004. In 2003, an amended IRU agreement originally executed in 1998 with XO Communications resulted in Level 3 recognizing $294 million of revenue that had previously been deferred, but did not result in any incremental cash benefit to the Company. In December 2004, Level 3 and McLeod amended their 1999 agreement which resulted in Level 3 recognizing $98 million of non-cash termination revenue for amounts previously deferred. Excluding termination revenue, Transport & Infrastructure revenue increased 7% due to higher dark fiber, private line, wavelength and colocation revenue.

On February 22, 2005 France Telecom and Level 3 finalized an agreement to terminate a 2000 dark fiber agreement. Under the terms of the agreement France Telecom returned the fiber to Level 3. Cash received for the fiber under the original agreement was deferred and amortized to revenue over the 20-year term of the agreement. Level 3 has no further service obligations with respect to the fiber and therefore expects to recognize approximately $40 million of unamortized deferred revenue as non-cash termination revenue in the first quarter of 2005. The Company has reflected the unamortized deferred revenue as a current liability at December 31, 2004, due to the closure of the agreement in the first quarter of 2005.

On March 1, 2005, Level 3 entered into an agreement with 360networks in which both parties agreed to terminate a 20-year IRU agreement. Under the new agreement 360networks returned the dark fiber originally provided by Level 3. Under the original IRU agreement, signed in 2000, the cash received by Level 3 was deferred and amortized to revenue over the 20-year term of the agreement. As a result of this transaction, Level 3 expects to recognize the unamortized deferred revenue of approximately $86 million as non-cash termination revenue in the first quarter of 2005.

The Company expects to recognize termination and settlement revenue in the future as customers desire to renegotiate contracts or are required to terminate service. The Company is not able to estimate the specific value of these types of transactions until they occur, but based on agreements reached in 2005 with certain dark fiber customers, expects termination revenue will increase slightly from 2004 to 2005.

IP & Data services revenue increased in 2004 compared to 2003 and is comprised of $138 million of DSL aggregation services (mature), $5 million for IP-VPN services (growth) and $277 million of Internet and data services (core). For 2003, DSL aggregation revenue was $99 million, IP-VPN was less than $1 million and Internet and data service revenue was $298 million. Level 3 began providing DSL services when it purchased certain assets from Genuity in February 2003. The growth in DSL aggregation revenue is due to the inclusion of revenue for the full period as well as an increase in demand for the product. The increase in IP-VPN revenue is due to the demand for the service which was introduced in 2003. The decline in the revenue attributable to the core IP and data services is primarily attributable to wholesale Internet access. Although demand for Internet services increased during 2004, price declines more than offset revenues relating to the increase in volume.

The Company's DSL aggregation services are primarily provided to a single customer on an exclusive basis in certain markets, which exclusivity expires at the end of the first quarter of 2005. The customer has notified Level 3 that it expects to migrate its customers off of the Level 3 network in the first and second quarters of 2005. As a result, DSL revenue is expected to decline significantly in 2005. At December 31, 2004, this customer's portion of total DSL revenue recognized was approximately 90%.

Reciprocal compensation revenue increased to $150 million in 2004 from $127 million in 2003. This increase is primarily attributable to the agreements reached with carriers in the second and third quarters of 2004.

In the third quarter, the Company and a local carrier entered into an agreement that resolved rate issues for current and prior periods. The agreement resulted in the recognition of approximately $67 million of reciprocal compensation revenue in 2004. A portion of the revenue recognized as a result of this agreement pertains to services provided in previous periods. Of the total revenue recognized, Level 3 had received and deferred approximately $31 million of proceeds prior to 2004, which had been reflected as other current liabilities on the consolidated balance sheet.

During the second quarter of 2004, the Company and BellSouth finalized a new interconnection agreement, which resulted in the Company recognizing approximately $10 million of reciprocal compensation revenue in the second quarter, which represented the majority of the revenue to be recognized in 2004 under this agreement. Given this arrangement, Level 3 expects to receive reciprocal compensation revenue from BellSouth over the three year term of the agreement.

The Company signed an amendment to its existing Interconnection Agreement with Verizon Communications in the third quarter of 2004. Under the agreement, the intercarrier compensation rate for local, ISP-bound traffic was set at $.0005 per minute for 2004, $.00045 per minute for 2005, and $.0004 per minute for 2006.

On February 14, 2005, Level 3 announced that it executed amendments to its existing interconnection agreement with SBC. The amendments set the intercarrier compensation rate for local, ISP-bound traffic between the two companies at $.0005 per minute for the first half of 2005; $.00045 per minute for the second half of 2005; and $.0004 per minute for 2006. Level 3's amended agreement with SBC covers SBC's entire service territory, which includes California, Texas, Illinois and 10 other states. The amended interconnection agreement is subject to the review and approval of all 13 state public utility commissions.

In October 2004, the FCC approved certain aspects of a forbearance petition filed by Core Communications in July 2003. Specifically, the FCC lifted ISP-bound traffic growth caps and new market exclusion. The FCC rate cap of $.0007 per minute did not change in this order. Certain of the Company's interconnection agreements contain language that supersedes this order.

Certain ISP-bound traffic that is terminated on the Level 3 network is expected to be subject to the FCC's ISP Remand Order, which has been pending at the FCC for two years. The FCC has indicated that it will rule on the ISP Remand Order soon. The ruling is expected to address, among other things, the FCC's basis for asserting jurisdiction over ISP-bound traffic.

Once the FCC has ruled on the ISP Remand Order, the Company will determine the impact of that decision on its current interconnection agreements. If an agreement contains a change-in-law provision, a party will be able to invoke the change-of-law clauses to prospectively modify the terms of that agreement. If there is no change-of-law provision in the agreement, the previously negotiated terms will stay in place until expiration of the agreement. When an agreement expires, the parties would default to the FCC rules on ISP-bound traffic.

With the three agreements reached in 2004 and 2005, Level 3 has interconnection agreements in place for the majority of traffic subject to reciprocal compensation. Level 3 continues to negotiate new interconnection agreements with its local carriers. To the extent that the Company is unable to sign new interconnection agreements or signs new agreements containing lower rates, or there is a significant decline in the Company's managed modem dial-up business, or FCC or state regulations change such that carriers are not required to compensate other carriers for terminating ISP-bound traffic, reciprocal compensation revenue may decline significantly over time.

Information services revenue decreased from 2003 to 2004 primarily as a result of an increase in sales under software publishers' agency licensing programs that result in only a service fee being recognized as revenue, rather than the selling price of the software. The software reseller industry is seasonal, with revenue and Adjusted OIBDA typically being higher in the second and fourth quarters of the Company's fiscal year. Revenue from the Software Spectrum business decreased from $1,920 million for 2003 to $1,861 million in 2004. Revenue declines attributable to an increase in agency sales were partially offset by increased information technology spending throughout the United States that the Company and the IT industry began to experience in the fourth quarter of 2003. In addition, the strengthening of the Euro and other foreign currencies against the U.S. dollar resulted in an estimated additional $88 million of information services revenue in 2004 compared to 2003.

Software Spectrum began experiencing an increase in sales under Microsoft's 6.0 licensing program and similar programs offered by other suppliers in 2003. Under these programs, new enterprise-wide licensing arrangements are priced, billed and collected directly by the software publishers. Software Spectrum continues to provide sales and support services related to these transactions and earns a service fee directly from publishers for these activities. The Company recognizes the service fee it receives as revenue and not the entire value of the software under this program. Software Spectrum recorded approximately $54 million and $35 million of revenue attributable to these types of contracts in 2004 and 2003, respectively. The estimated selling price of the software sold under these agreements was $975 million and $661 million for the corresponding periods.

If Microsoft and the other suppliers are successful in implementing agency licensing programs, it will result in a significant decline in the amount of information services revenue recognized by the Company. The decline in revenue is not expected to have a meaningful effect on operating income (loss), as the Company should experience a corresponding decline in cost of revenue.

Revenue attributable to *(i)*Structure's business decreased to $75 million in 2004 from $79 million in 2003. A decline in revenue attributable to the former systems integration business and the termination of two outsourcing contracts, partially offset by $4 million of termination revenue attributable to the two contracts, resulted in the decline in revenue. In 2003, the Company notified its systems integration customers and employees that it would honor its existing contracts. However, once these contracts expired, the Company would no longer provide systems integration services. The existing contracts expired primarily in the second and third quarters of 2003.

Coal mining revenue increased to $91 million in 2004 compared to $80 million in 2003. The increase in revenue is attributable to a 12% increase in coal tonnage shipped to new and existing customers partially offset by a lower average price per ton.

Cost of Revenue, as a percentage of revenue for 2004 and 2003 was 27% and 19%, respectively. In 2003, the Company recognized $346 million of settlement and termination revenue, primarily related to XO Communications. In 2004, settlement and termination revenue was $113 million, most of which was attributable to the McLeod transaction in the fourth quarter. The recognition of this revenue, with no corresponding cost of revenue, resulted in the lower cost of revenue as a percentage of revenue in 2003. In 2004, the ICG, KMC and Allegiance transactions also resulted in additional network expenses prior to migrating the customer traffic to Level 3's network.

As the Company's revenue mix changes to a higher concentration of voice revenue and lower percentage of managed modem and DSL revenue, the cost of revenue, as a percentage of revenue, will increase due to the lower margin earned on the Company's voice services.

The cost of revenue for the information services businesses, as a percentage of its revenue, was 91% for 2004 down from 92% in 2003. This decrease is attributable to an increase in sales under new licensing programs implemented by software publishers for which the cost of revenue is minimal. Software Spectrum is very reliant on rebates received from software publishers to improve its operating results. In 2004 and 2003, Software Spectrum earned approximately $42 million in rebates which reduced cost of revenue. Software Spectrum does not earn rebates from Microsoft on agency program sales. As a result, as agency program sales increase, the amount of rebates earned from Microsoft is expected to decline. This decline is partially offset, by Software Spectrum earning, in general, higher margins on Microsoft agency sales than on Microsoft non-agency sales. Cost of revenue, as a percentage of revenue, for the outsourcing business declined slightly in 2004 as a result of the contract termination revenue recognized in 2004.

Cost of revenue, as a percentage of revenue, for the coal mining business was consistent for 2004 and 2003 at 73%.

Depreciation and Amortization expenses were $695 million in 2004, a 16% decrease from 2003 depreciation and amortization expenses of $827 million. The decrease is primarily attributable to shorter-lived communications assets that were placed in service in prior years becoming fully depreciated during 2003 and 2004. In addition, the McLeod intangible assets were fully amortized during the third quarter of 2004. These decreases were partially offset by the amortization expense attributable to the intangible assets acquired in the ICG and Sprint acquisitions, completed in the second and fourth quarters of 2004, respectively.

Due to communications assets with three and five year estimated useful lives becoming fully depreciated as well as current capital expenditure levels; Level 3 expects depreciation to continue to decline in 2005.

Selling, General and Administrative expenses decreased 9% to $956 million in 2004 from $1.046 billion in 2003. This decrease is primarily the result of the synergies realized from the Genuity transaction in the second half of 2003 as well as declines in non-cash compensation expense. The acquisition of Genuity in February 2003 initially resulted in higher compensation, travel, training, contract maintenance and facilities expenses for the Company. Throughout 2003, the Company was able to incorporate much of Genuity's operations into its existing support infrastructure and thus was able to reduce the incremental workforce and dispose of excess facilities. Also contributing to the decline in operating expenses were lower advertising, marketing and bad debt expenses. Partially offsetting these declines were increases in consulting and professional fees associated with the Company's efforts to expand its voice services and develop internal systems and processes. During 2004, the Company received final property tax valuations and assessments from several jurisdictions for property taxes accrued in 2003. These assessments were lower than the Company had previously estimated and, therefore, it reduced the property tax accrual by approximately $3 million during 2004 for 2003 property taxes. During 2003, the Company received final property tax valuations and assessments from several jurisdictions for property taxes accrued in 2002. These assessments were lower than the Company had previously estimated and, therefore, it reduced the property tax accrual by approximately $8 million during 2003 for 2002 property taxes.

Included in operating expenses for 2004 and 2003, were $46 million and $86 million, respectively, of non-cash compensation and professional expenses recognized under SFAS No. 123 related to grants of stock options, warrants and other stock-based compensation programs. The decrease in non-cash compensation expense is attributable to a decline in the value of grants distributed to eligible employees. During the second quarter of 2004, the Company's stockholders approved a proposal at the Company's 2004 annual meeting for the reservation of additional shares of common stock under the Company's 1995 Stock Plan. The Company expects to make larger grants under its stock-based compensation programs as compared to grants made prior to the annual meeting, which would result in additional stock-based compensation expense in 2005.

The Company expects selling, general and administrative expenses to decline in 2005 versus 2004, as the Company realizes the cost savings from the action to reduce its workforce that occurred in the first quarter of 2005 and ongoing non-workforce related cost containment efforts.

Restructuring and Impairment Charges were $16 million in 2004 and $45 million in 2003. The Company recorded real property lease impairment charges of $14 million for leases in North America and Europe in the fourth quarter of 2004. The charge resulted from the ceased use of certain space, the signing of subleases for existing vacant space at lower than estimated rates, and extending the estimated sublease dates for other vacant properties due to current market conditions. The Company also recognized approximately $2 million of restructuring charges related to the ongoing integration and restructuring of Software Spectrum that began in 2003.

During the first quarter of 2003, Level 3 announced workforce reductions that affected approximately 1,200 employees in the communications business. The Company recorded restructuring charges of approximately $26 million related to these actions in 2003.

In 2003, the information services business recognized $19 million of restructuring charges related to the ongoing integration and restructuring of Software Spectrum, as well as the closure of (*i*)Structure's system integration operations in Europe. These actions resulted in the termination of approximately 580 employees in 2003. The restructuring charges include $6 million for lease termination costs for facilities the Company has ceased using.

The Company expects to incur additional severance costs of $16 million for workforce reductions in the communications businesses in 2005 as a result of the action taken to reduce the Company's workforce in the first quarter of 2005.

Level 3 conducted a comprehensive review of its communications assets, specifically assets deployed in and along its intercity network, metropolitan networks, in its gateway facilities and its colocation facilities and obligations as of December 31, 2004. The Company determined based upon its projections that the estimated future undiscounted cash flows attributable to the remainder of communications assets exceeded the carrying value of those assets, and therefore, an adjustment to the carrying value of those assets was not necessary.

Adjusted OIBDA is defined by the Company, as operating income(loss) from the consolidated statements of operations, less depreciation and amortization expense, less non-cash compensation expense included within selling, general and administration expense on the consolidated statements of operations, and less the non-cash portion of restructuring and impairment charges. Adjusted OIBDA is not a measurement under accounting principles generally accepted in the United States and may not be used by other companies. Management believes that Adjusted OIBDA is an important part of the Company's internal reporting and is an indicator of profitability and operating performance used by the chief operating decision maker or decision making group, especially in a capital-intensive industry such as telecommunications. Adjusted OIBDA excludes interest expense and income tax expense and other gains/losses not included in operating income. Excluding these items eliminates the expenses associated with the Company's capitalization and tax structures. Note 18 of the consolidated financial statements provides a reconciliation of Adjusted OIBDA for each of the Company's operating segments.

Adjusted OIBDA for the communications business was $463 million and $735 million for 2004 and 2003, respectively. The decrease in 2004 is primarily attributable to $346 million of termination and settlement revenue recognized by the Company in 2003 versus $113 million in 2004. Also contributing to the decrease in 2004 was a decline in managed modem revenue and incremental network costs incurred from the Sprint, ICG, KMC and Allegiance transactions. These declines were partially offset by decreased selling, general and administrative expenses discussed above.

Adjusted OIBDA for the information services business increased from $10 million in 2003 to $45 million for 2004. Adjusted OIBDA for the for the (*i*)Structure business increased significantly in 2004 as a result of the cost of restructuring activities recorded in 2003, lower selling, general and administrative expenses in 2004, and $4 million of termination revenue recognized in the first quarter of 2004. Adjusted OIBDA for Software Spectrum increased as a result of lower cost of revenue, as a percentage of revenue, as described above as well as the absence of restructuring charges recorded in 2003.

Adjusted OIBDA for the mining business increased slightly to $18 million in 2004, from $17 million in 2003. The increase is due to increased revenues as discussed above with comparable selling, general and administrative expenses between periods.

Adjusted OIBDA for the Company's other businesses increased from negative $5 million in 2003, to negative $1 million in 2004. The increase is attributable to the receipt of $5 million of insurance proceeds which related to the Company's previous investment in packaging businesses. These proceeds represent the recovery of certain legal and environmental expenses incurred in prior years, and therefore reduced selling, general and administrative expenses.

Interest Income was $13 million for 2004 compared to $18 million in 2003. The decrease is primarily attributable to the decline in the average cash and marketable security portfolio balance offset slightly by an increase in the weighted average interest rate earned on the portfolio. The Company's average return on its cash and cash equivalents increased from 1.1% in 2003 to 1.3% in 2004 while the average cash balance decreased from $1.5 billion during 2003 to $1.0 billion during 2004. Pending utilization of cash and cash equivalents, the Company invests the funds primarily in government and government agency securities and money market funds. The investment strategy generally provides lower yields on the funds than on alternative investments, but reduces the risk to principal in the short term prior to these funds being used in the Company's business.

In 2004, the Company elected to take advantage of the yield curve and purchase longer-term U.S. government securities. The maturity dates on the government securities ranged from October 2004 through March 2006. The Company intends to hold these securities until they mature.

Interest Expense, net decreased by $82 million from $567 million in 2003 to $485 million in 2004. Interest expense decreased primarily as a result of the repayment of the $1.125 billion Senior Secured Credit Facility during the fourth quarter of 2003, which included a $24 million charge to interest expense for the unamortized deferred debt issuance costs attributable to the termination. Also contributing to the decrease was the conversion of $480 million of Junior Convertible Subordinated Notes into Level 3 common stock in the second quarter of 2003, reduced interest charges on debt repurchased or converted to equity during or after the second quarter of 2003, and the extinguishment of the Allegiance capital lease obligation during the second quarter of 2004. The Company also repurchased portions of its 9.125% Senior Notes due 2008, 11% Senior Notes due 2008, 10.5% Senior Discount Notes due 2008 and 10.75% Senior Euro Notes due 2008 during the fourth quarter of 2004, thereby reducing interest charges on these notes. These decreases in interest expense were slightly offset by increased interest expense from the issuance of a $730 million Senior Secured Term Loan due 2011 and 5.25% Senior Convertible Notes due 2011 in the fourth quarter of 2004 as well as the issuance of 2.875% Convertible Senior Notes due 2010 in the second quarter of 2003 and the issuance of 9% Convertible Senior Discount Notes due 2013 and 10.75% Senior Notes due 2011 in the fourth quarter of 2003.

The Company expects interest expense to increase in 2005 as a result of the issuance of the 10% Convertible Senior Notes due 2011 in the first quarter of 2005. This will be partially offset by lower interest expense resulting from the extinguishment of the Allegiance capital lease obligation and the debt repurchased during the fourth quarter of 2004 that carried a higher aggregate interest rate than the new issuances of the $730 million Senior Secured Term Loan due 2011 and 5.25% Senior Convertible Notes due 2011.

Gain on Extinguishment of Debt was $197 million in 2004 and $41 million in 2003. In the fourth quarter of 2004, the Company repurchased portions of its 9.125% Senior Notes due 2008, 11% Senior Notes due 2008, 10.5% Senior Discount Notes due 2008 and 10.75% Senior Euro Notes due 2008. The Company repurchased portions of the outstanding notes at prices ranging from 83 percent to 89 percent of the repurchased principal balances. The net gain on the early extinguishment of the debt, including transaction costs, realized foreign currency losses and unamortized debt issuance costs, was $50 million for these transactions. In the second quarter of 2004, the Company paid approximately $54 million and assumed certain obligations to extinguish the Allegiance capital lease obligation and recognized a gain of $147 million on the transaction.

In the fourth quarter of 2003, the Company exchanged $61 million aggregate principal amount of its 9.125% Senior Notes due 2008, $53 million aggregate principal amount of its 11% Senior Notes due 2008, $26 million aggregate principal amount of its 11.25% Senior Notes due 2010, and $212 million face value ($210 million carrying value) of its 10.5% Senior Discount Notes due 2008. The Company issued approximately 20 million shares of its common stock worth approximately $105 million in exchange for these senior notes. The net gain on the early extinguishment of the debt, including unamortized debt issuance costs, was $37 million for these transactions.

In the third quarter 2003, the Company exchanged $18 million aggregate principal amount of its 11% Senior Notes due 2008, $23 million of its 9.125% Senior Notes due 2008 and $2 million aggregate principal amount of its 11.25% Senior Notes due 2010. The Company issued approximately 7 million shares of its common stock with a market value of approximately $41 million. The net gain on the early extinguishment of the debt, including unamortized debt issuance costs, was $2 million for these transactions.

In the second quarter of 2003, the Company exchanged $100 million aggregate principal amount of its 9.125% Senior Notes due 2008. The Company issued approximately 13 million shares of its common stock with a market value of approximately $96 million. The net gain on the early extinguishment of the debt, including transaction costs and unamortized debt issuance costs, was $2 million.

Other, net increased to a gain of $39 million in 2004 from a loss of $107 million in 2003. In 2004, the Company realized a gain of $23 million on the sale of Commonwealth Telephone common stock and a $9 million gain associated with the sale of certain investment securities. In 2003, the Company realized a gain of $70 million from the sale of "91 Express Lanes" toll road and $200 million of induced conversion expense resulting from the Company's conversion of convertible debt securities.

Income Tax Expense for 2004 was a $6 million provision compared to a benefit of $50 million for 2003. In 2004, the Company recognized tax expense in certain foreign jurisdictions for Software Spectrum as well as the Company's coal business. In 2003, the Internal Revenue Service completed the audit of the Company's 1996 and 1997 Federal tax returns. The resolution of these federal tax audits and other state tax issues primarily related to its coal mining operations, resulted in the Company reducing its deferred tax liabilities by approximately $50 million in 2003.

Income from Discontinued Operations was $5 million for 2003. During 2003 the Company sold its MFON business and recorded as discontinued operations, operating income of $12 million (from acquisition in February 2003 through its sale in December 2003). Level 3 did not recognize a gain or loss on this transaction, as it occurred within the one year "allocation period" provided under SFAS No. 141.

During 2003, the Company also exited Software Spectrum's contact services business and recorded a loss from discontinued operations of $7 million, including a loss of $9 million on the sale of the business.

Cumulative Effect of Change in Accounting Principle of $5 million resulted from the adoption of SFAS No. 143 as of January 1, 2003. The $5 million reflects the net change in accrued reclamation liability attributable to the Company's coal operations.

Results of Operations 2003 vs. 2002

The operating results attributable to the McLeod and Genuity transactions and Telverse acquisition are included in the consolidated results from their acquisition dates of January 24, 2002, February 4, 2003 and July 21, 2003, respectively. The results of operations of CorpSoft and Software Spectrum are in included in the consolidated results from their acquisition dates of March 13, 2002 and June 18, 2002.

The operating results of the Company's Midwest Fiber Optic Network, ("MFON") business acquired from Genuity and sold in 2003, the Company's Asian communications operations sold in 2002, as well as Software Spectrum's contact service business sold in 2003 are included in discontinued operations for all periods presented for which Level 3 owned these businesses. Certain prior year amounts have been reclassified to conform to current year presentation.

Revenue for 2003 and 2002 is summarized as follows:

	2003	2002
	(dollars in millions)	
Communications	$1,947	$1,101
Information Services	1,999	1,896
Coal Mining	80	84
Other	—	30
	$4,026	$3,111

Communications revenue is classified into two categories, services revenue and reciprocal compensation. The Company further segregates services revenue into three strategic business units: 1) Transport & Infrastructure services (including private line, wavelength, transoceanic, dark fiber and colocation services), 2) Softswitch services (including managed modem and voice services), and 3) IP & Data services (including Internet Protocol, data, DSL aggregation and security services). Revenue attributable to these strategic business units are identified in the following table:

	2003	2002
	(dollars in millions)	
Services:		
Softswitch Services	$ 644	$ 332
Transport & Infrastructure	779	509
IP & Data Services	397	138
Total Services Revenue	1,820	979
Reciprocal Compensation	127	122
Total Communications Revenue	$1,947	$1,101

The Company also segregates its communications services into three separate categories with each being in a different phase of the product life cycle, incorporating different marketing and distribution strategies and different contributions to the Company's profitability. The categories include: 1) Growth services (wholesale and consumer oriented voice services and IP-VPN services) 2) Core services (Transport & Infrastructure and IP & Data products) and 3) Mature services (managed modem, managed modem related and DSL services). Revenue for these services are identified in the following table:

	2003	2002
	(dollars in millions)	
Services:		
Growth Services	$ 17	$ 22
Core Services	1,077	648
Mature Services	726	309
Total Services Revenue	1,820	979
Reciprocal Compensation	127	122
Total Communications Revenue	$1,947	$1,101

Softswitch revenue increased 94% in 2003 compared to 2002. An increase in managed modem dial-up revenue from customers obtained in the Genuity transaction accounted for the majority of the increase in revenue, while sales to new and existing customers accounted for the remaining incremental Softswitch services revenue. For the year ended December 31, 2003, the Company provided customers approximately 123 billion minutes of use compared to 55 billion minutes in 2002. This increase in usage was primarily attributable to an increase from customer contracts acquired in the Genuity transaction.

Transport & Infrastructure revenue in 2003 increased 53% from 2002. The increase is primarily attributable to additional settlement and termination revenue recognized in 2003. As described in Note 4 to the consolidated financial statements, in 2003 Level 3 and XO Communications amended an IRU agreement entered into in a prior year. The amended agreement resulted in Level 3 recognizing $294 million of revenue that had previously been deferred, but did not result in any additional cash payment to the Company. Included within Transport and Infrastructure revenue is a total of $344 million of settlement and termination revenue in 2003 versus $76 million in 2002. Additionally, the Company's private line revenue increased in 2003 primarily as a result of the Genuity transaction and wavelength revenue increased from sales to new and existing customers. These increases were partially offset by declines in amortized revenue, primarily due to the XO settlement noted above.

IP & Data revenue increased 188% in 2003 primarily as a result of the Genuity transaction as well as growth in sales to new and existing customers. Level 3 continued to see increased IP and Data usage, however the continued competitive environment for these types of services resulted in reduced pricing that partially offset the incremental usage in 2003. Increases in DSL aggregation, Internet access and security services all contributed to the increase in IP and Data revenue.

Reciprocal compensation increased slightly in 2003 and is primarily attributable to an increase in billable minutes partially offset by a decline in reciprocal compensation rates. Level 3 receives reciprocal compensation from a limited number of carriers and negotiated a new interconnection agreement with one of its primary reciprocal compensation customers. During these negotiations, Level 3 continued to bill the customer at the previously contracted amount, but recognized revenue at the FCC mandated rates. If the terms of the final contract result in an interconnection rate higher than the FCC rate, Level 3 will recognize the incremental reciprocal compensation revenue at that time. Level 3 is also negotiating interconnection agreements with other carriers. As a result, reciprocal compensation revenue may fluctuate from period to period as these negotiations are completed and the contractual terms are agreed to.

Information services revenue increased from 2002 to 2003 and is attributable to a full year of results in 2003 from the acquisitions of CorpSoft in March of 2002 and Software Spectrum in June of 2002 (CorpSoft was merged into Software Spectrum on December 31, 2002), and increased spending on business software as part of increased information technology spending broadly in the United States that the Company and the IT industry began to experience in the fourth quarter of 2003. Partially offsetting the increase was an increase in the proportion of sales under Microsoft and other software publishers' new licensing programs that result in only a service fee being recognized as revenue. The software reseller industry is highly seasonal, with sales activity and profits typically being higher in the second and fourth quarters of the Company's fiscal year. Revenue from the Software Spectrum business increased from $1.800 billion in 2002 to $1.920 billion in 2003. Software Spectrum has experienced an increase in sales under Microsoft's 6.0 licensing program, under which Software Spectrum receives only a service fee, and similar programs offered by other software publishers in 2003. Software Spectrum recorded approximately $35 million and $14 million of revenue attributable to these types of contracts in 2003 and 2002 (acquisition date to December 31, 2002), respectively. The selling price of the software sold under these agreements was $661 million and $237 million for the corresponding periods.

Revenue attributable to *(i)*Structure's business declined from $96 million in 2002 to $79 million, primarily as a result of the decision to wind down the systems integration business. In the second quarter of 2003, the Company notified its systems integration customers and employees that it would honor its existing contracts. However, once these contracts expire, the Company will no longer be providing systems integration services. The existing contracts expired primarily in the second and third quarters of 2003. Revenue attributable to the outsourcing business declined from $80 million in 2002 to $77 million in 2003 and is attributable to the renewal of customer contracts at lower prices, which is a trend that is being experienced throughout this industry.

gross profit for the software business occurs late in the second quarter. As a result, the Company was able to record sales and profits while incurring a disproportionately low amount of operating expenses in the second quarter of 2002. In 2003, profits earned by Software Spectrum on the additional sales were more than offset by the additional operating expenses incurred during the period. Adjusted OIBDA for the mining business declined to $17 million in 2003, from $20 million in 2002. The decrease was due to lower revenues, increases in labor costs at one of the Company's mines in 2003 and the reversal of a royalty accrual in 2002. Adjusted OIBDA for the Company's other businesses decreased from a positive $10 million in 2002, to a negative $5 million in 2003. The decline was attributable to the absence of earnings from the 91 Express Lanes toll road, which was sold in January 2003 and increases in legal and other professional fees.

Interest Income was $18 million for 2003 compared to $29 million in 2002. The decrease is primarily attributable to a reduction in the weighted average interest rate earned on cash balances. The Company's average return on its cash and cash equivalents decreased from 1.6% in 2002 to 1.0% in 2003. Pending utilization of cash and cash equivalents, the Company invests the funds primarily in government and government agency securities and money market funds. The investment strategy generally provides lower yields on the funds than on alternative investments, but reduces the risk to principal in the short term prior to these funds being used in the Company's business.

Interest Expense, net increased by $7 million from 2002 to $567 million in 2003. Interest expense increased in 2003 primarily as a result of a 50 basis point rate increase on borrowings under the amended Senior Secured Credit Facility that was effective in late 2002, the issuance of the 2.875% Convertible Senior Notes due 2010 in the second quarter of 2003, the issuance of the 9% Convertible Senior Discount Notes due 2013 and 10.75% Senior Notes due 2011 in the fourth quarter of 2003 and the $24 million charge for unamortized deferred debt issuance costs attributable to the termination of the Senior Secured Credit Facility that was charged to interest expense in the third quarter of 2003. The increase in interest expense was partially offset by reduced interest expense due to the repayment of the Senior Secured Credit Facility in October 2003 and the debt for equity transactions that occurred throughout 2003.

Gain on Extinguishment of Debt for 2003 was $41 million and $255 million for 2002. In 2002, the Company had classified gains on the extinguishment of debt as an extraordinary item in the statement of operations. Pursuant to SFAS No. 145, which became effective January 1, 2003, Level 3 reclassified these gains to gains on extinguishment of debt on the consolidated statements of operations for all periods presented.

In the fourth quarter of 2003, the Company exchanged $61 million aggregate principal amount of its 9.125% Senior Notes due 2008, $53 million aggregate principal amount of its 11% Senior Notes due 2008, $26 million aggregate principal amount of its 11.25% Senior Notes due 2010, and $212 million face value ($210 million carrying value) of its 10.5% Senior Discount Notes due 2008. The Company issued approximately 20 million shares of its common stock worth approximately $105 million in exchange for these senior notes. The net gain on the early extinguishment of the debt, including unamortized debt issuance costs, was $37 million for these transactions.

In the third quarter 2003, the Company exchanged $18 million aggregate principal amount of its 11% Senior Notes due 2008, $23 million of its 9.125% Senior Notes due 2008 and $2 million aggregate principal amount of its 11.25% Senior Notes due 2010. The Company issued approximately 7 million shares of its common stock with a market value of approximately $41 million. The net gain on the early extinguishment of the debt, including unamortized debt issuance costs, was $2 million for these transactions.

In the second quarter of 2003, the Company exchanged $100 million aggregate principal amount of its 9.125% Senior Notes due 2008. The Company issued approximately 13 million shares of its common stock with a market value of approximately $96 million. The net gain on the early extinguishment of the debt, including transaction costs and unamortized debt issuance costs, was $2 million.

For the year ended December 31, 2002, the Company exchanged $12 million of its senior notes and $175 million face value ($141 million carrying value) of its senior discount notes. The Company issued approximately 15 million shares of its common stock worth approximately $70 million in exchange for these notes. The transactions were accounted for as extinguishments of debt. The net gain on the early extinguishments of the debt, including transaction costs and unamortized debt issuance costs, was $82 million.

In the first and second quarters of 2002, the Company exchanged $171 million aggregate principal amount of its convertible debt in exchange for the issuance of approximately 12 million shares of its common stock with a market value of approximately $52 million. The transactions were accounted for as extinguishments of debt, in accordance with APB No. 26. The net gain on the early extinguishments of the debt, including transactions costs and unamortized debt issuance costs, was $114 million.

In February 2002, the Company purchased $89 million aggregate principal amount of debt for cash of $31 million. The net gain on the extinguishments of the debt, including transaction costs, realized foreign currency gains and unamortized debt issuance costs, was approximately $59 million.

Other, net decreased to a loss of $107 million in 2003 from a gain of $108 million in 2002. In 2003, the Company realized a gain of $70 million from the sale of "91 Express Lanes" toll road, $200 million of induced conversion expense resulting from the Company's conversion of convertible debt securities and $3 million of equity earnings from the Company's investment in Commonwealth Telephone. In 2002, the Company realized a gain of $191 million on the sale of approximately 9.6 million shares of Commonwealth Telephone common stock, $88 million of induced conversion expenses resulting from the Company's conversion of convertible debt securities, realized losses of $14 million resulting from the sale of foreign denominated currency and $14 million of equity earnings attributable to Commonwealth Telephone.

Income Tax Benefit (Expense) for 2002 was $121 million compared to $50 million for 2003. In 2003, the Internal Revenue Service completed the audit of the Company's 1996 and 1997 federal tax returns. The resolution of these federal tax audits and other state tax issues primarily related to its coal mining operations resulted in the Company reducing its deferred tax liabilities by approximately $50 million in 2003.

Federal legislation enacted in the first quarter of 2002 enabled the Company to carryback its 2001 federal income net operating losses to 1996. In accordance with SFAS No. 109 "Accounting for Income Taxes", the Company recorded the benefit in the period in which the legislation was enacted. The Company, as it is unable to determine when the tax benefits attributable to the remaining net operating losses will be realizable, recorded a valuation allowance against the deferred tax assets.

Income from Discontinued Operations was $5 million for 2003. During 2003 the Company sold its MFON business and recorded as discontinued operations, operating income of $12 million (from acquisition in February 2003 through its sale in December 2003). Level 3 did not recognize a gain or loss on this transaction, as it occurred within the one year "allocation period" provided under SFAS No. 141.

The Company also exited Software Spectrum's contact services business and recorded a loss from discontinued operations of $7 million, including a loss of $9 million on the sale of the business. As a result of its decision to exit the contact services business in 2003, the Company reflected $2 million of operating income attributable to the contact services business in 2002, within discontinued operations.

agreements and depository shares. The 10% Convertible Senior Notes due 2011 will be issued under the existing registration statement. The remaining availability under this registration statement and under a previously existing registration statement would allow Level 3 to offer an aggregate of up to $1.4 billion of additional securities to fund its business, although there can be no assurance that the Company could raise such amounts on acceptable terms or at the time the funding is necessary.

In addition to raising capital through the debt and equity markets, the Company may sell or dispose of existing businesses, investments or other non-core assets to fund portions of the business plan. In 2004, the Company completed the sale of its equity position in Commonwealth Telephone for approximately $41 million. With the sale of Commonwealth Telephone shares, MFON and certain real estate transactions in 2003, management believes that the Company has now sold the substantial majority of its valuable non-core assets.

The Company may not be successful in producing sufficient cash flow, raising sufficient debt or equity capital on terms that it will consider acceptable. In addition, proceeds from dispositions of the Company's assets may not reflect the assets' intrinsic values. Further, expenses may exceed the Company's estimates and any financing needed may be higher than estimated. Failure to generate sufficient funds may require the Company to delay or abandon some of its future expansion or expenditures, which could have a material adverse effect on the business.

Level 3's management continues to review the Company's existing lines of business and service offerings to determine how those lines of business and service offerings assist with the Company's focus on delivery of communications and information services and meeting its financial objectives. To the extent that certain lines of business or service offerings are not considered to be compatible with the delivery of communications and information services or with achieving financial objectives, Level 3 may exit those lines of business or stop offering those services.

Level 3 is aware that the various issuances of its outstanding senior notes, senior discount notes and convertible notes may to trade at discounts to their respective face or accreted amounts. In order to continue to reduce future cash interest payments, as well as future amounts due at maturity, Level 3 or its affiliates may, from time to time, enter into debt for debt, debt for equity or cash transactions to purchase these outstanding debt securities in open market or privately negotiated transactions. Level 3 will evaluate any such transactions in light of then existing market conditions and the possible dilutive effect to stockholders. The amounts involved in any such transactions, individually or in the aggregate, may be material.

In April 2004, Level 3 and Allegiance agreed to terminate an agreement whereby Level 3 leased managed modem ports from Allegiance. Level 3 recorded this agreement as a capitalized lease and the $54 million paid to terminate the contract and the liabilities assumed were significantly below the carrying value of the obligation and related assets and resulted in a gain of $147 million on the extinguishment of debt.

Current economic conditions of the telecommunications and information services industry, combined with Level 3's financial position and significant liquidity, have created potential opportunities for Level 3 to acquire companies or portions of companies at attractive prices in addition to the ICG and Sprint transactions described below. Level 3 continues to evaluate these opportunities and could make additional acquisitions in 2005.

On October 1, 2004, the Company acquired the wholesale dial Internet access business of Sprint Communications Company, L.P. Level 3 paid $34 million in cash to acquire the business, which provides dial-up Internet access to leading Internet service providers throughout the United States and agreed to provide discounted services to Sprint that were valued at $5 million which was accounted for as part of the purchase price. Level 3 and Sprint entered into a transition services agreement for the migration of customers onto the Level 3 network, which Level 3 expects to complete in mid-2005. During the migration period, until such time as a customer contract is assumed or assigned, amounts received for services provided by Sprint are accounted for as a reduction in purchase price as opposed to revenue. The net amount received prior to the assumption or assignment of these contracts totaled $5 million in 2004 therefore reducing the purchase price to $29 million. At December 31, 2004, substantially all customer contracts had been assigned to Level 3 or Level 3 had entered into new contractual arrangements with the customers acquired from Sprint. Level 3 expects the acquired business to generate positive cash flow from operations in 2005.

On April 1, 2004, the Company acquired the wholesale dial access customer contracts of ICG Communications, Inc. The Company agreed to pay approximately $35 million in cash to acquire the contracts and related equipment, which provides dial-up Internet access to various large customers and other leading ISPs. The terms of the agreement required Level 3 to pay $25 million at closing and additional payments of $5 million on both July 1, 2004 and October 1, 2004. The purchase price was subject to post-closing adjustments, but those adjustments were not material. Level 3 migrated the traffic from the customer contracts acquired from ICG onto its own network infrastructure and the migration was substantially complete by the end of 2004.

Off-Balance Sheet Arrangements

Level 3 has not entered into off-balance sheet arrangements that have had, or are likely to have, a current or future material effect to its results of operations or its financial position.

The following tables summarize the contractual obligations and commercial commitments of the Company at December 31, 2004, as further described in the notes to the financial statements.

Payments Due by Period

	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations					
Long-Term Debt, including current portion	$5,184	$117	$ 1	$1,660	$3,406
Capitalized Leases	27	27	—	—	—
Interest Expense Obligations	2,391	390	834	709	458
Asset Retirement Obligations	138	2	6	9	121
Operating Leases	1,094	106	208	192	588
Purchase Obligations	144	144	—	—	—
Other Commercial Commitments					
Letters of Credit	26	—	8	—	18

The Company's debt instruments contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates. If the Company should fail to comply with these covenants, amounts due under the instruments may be accelerated at the note holder's discretion after the declaration of an event of default.

Long-term debt obligations reflect only amounts recorded on the balance sheet as of December 31, 2004. As of December 31, 2004, certain discount notes had not accreted to their face value.

PRINCIPAL ACCOUNTING FEES AND SERVICES

KPMG LLP serves as the Company's independent auditors. The following table presents fees (excluding expenses) for professional audit services rendered by KPMG LLP for the audit of the Level 3 annual financial statements for the years ended December 31, 2004, and 2003 and fees billed for other services rendered by KPMG LLP during those periods.

	2004	2003
Audit Fees(1)	$3,770,000	$2,067,000
Audit-Related Fees(2)	$ 122,000	$ 151,000
Tax Fees(3)	$ 245,000	$ 58,000
All Other Fees	$ 0	0
Total Fees	$4,137,000	$2,276,000

(1) Audit fees consisted principally of fees for the audit of financial statements, including statutory audits of foreign subsidiaries, audit of controls over financial reporting and fees relating to comfort letters and registration statements.

(2) Audit related fees consisted principally of fees for audits of employee benefit plans, agreed-upon procedures reports and due diligence activities.

(3) Tax fees consisted principally of fees for tax consultation and tax compliance activities.

The Audit Committee of the Board of Directors of Level 3 is responsible for appointing, setting compensation, and overseeing the work of the independent public accountants. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent public accountants in order to assure the public accountant's independence. The Audit Committee has adopted a pre-approval process with respect to the provision of audit and non-audit services to be performed by KPMG LLP. This pre-approval process requires the Audit Committee to review and approve all audit services and permitted non-audit services to be performed by KPMG LLP. Pre-approval fee levels for all services to be provided by KPMG LLP are established annually by the Audit Committee. Audit services are subject to specific pre-approval while audit-related services, tax services and all other services may be granted pre-approvals within specified categories. Any proposed services exceeding these levels require specific pre-approval by the Audit Committee. Additionally, the Audit Committee may delegate either type of pre-approval authority to one or more if its members. A report, for informational purposes only, of any pre-approval decisions made by a single member of the Audit Committee is made to the full Audit Committee on at least a quarterly basis. One hundred percent of the services that required pre-approval by the Audit Committee received that approval.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is information as of March 15, 2005, about each director and each executive officer of the Company. The executive officers of the Company have been determined in accordance with the rules of the SEC.

Name	Age	Position
Walter Scott, Jr.(1)	73	Chairman of the Board
James Q. Crowe(1)	55	Chief Executive Officer and Director
Kevin J. O'Hara	44	President and Chief Operating Officer
Charles C. Miller, III	52	Vice Chairman and Executive Vice President
Sunit S. Patel	43	Group Vice President and Chief Financial Officer
Thomas C. Stortz	53	Executive Vice President, Chief Legal Officer and Secretary
Sureel A. Choksi	32	Executive Vice President of Level 3 Communications, LLC
Keith R. Coogan	52	Chief Executive Officer of Software Spectrum
Mogens C. Bay(3)(4)	56	Director
Richard R. Jaros(2)(3)	53	Director
Robert E. Julian(2)	65	Director
Arun Netravali(3)	58	Director
John T. Reed(2)(4)	61	Director
Michael B. Yanney(1)(3)(4)	71	Director

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee
(4) Member of Nominating and Governance Committee

Other Management

Set forth below is information as of March 15, 2005, about the following members of senior management of Level 3 Communications, LLC, except as otherwise noted.

Name	Age	Position
Linda J. Adams	47	Group Vice President
Donald H. Gips	44	Group Vice President
Kevin T. Hart	38	Group Vice President
John Neil Hobbs	44	Group Vice President
Joseph M. Howell, III	57	Group Vice President
Michael D. Jones	47	Chief Executive Officer of *(i)*Structure
Brady Rafuse	40	Group Vice President
Frank Mambuca	40	Group Vice President
Charles Meyers	38	Group Vice President
John F. Waters, Jr.	38	Executive Vice President, Chief Technology Officer

Walter Scott, Jr. has been the Chairman of the Board of the Company since September 1979, and a director of the Company since April 1964. Mr. Scott has been Chairman Emeritus of Peter Kiewit Sons', Inc. ("PKS") since the split-off. Mr. Scott is also a director of PKS, Berkshire Hathaway Inc.,

MidAmerican, Inc., Commonwealth Telephone Enterprises, Inc. ("Commonwealth Telephone") and Valmont Industries, Inc. Mr. Scott is also the Chairman of the Executive Committee of the Board of Directors.

James Q. Crowe has been the Chief Executive Officer of the Company since August 1997, and a director of the Company since June 1993. Mr. Crowe was also President of the Company until February 2000. Mr. Crowe was President and Chief Executive Officer of MFS Communications Company, Inc. ("MFS") from June 1993 to June 1997. Mr. Crowe also served as Chairman of the Board of WorldCom from January 1997 until July 1997, and as Chairman of the Board of MFS from 1992 through 1996. Mr. Crowe is presently a director of Commonwealth Telephone.

Kevin J. O'Hara has been President of the Company since July 2000 and Chief Operating Officer of the Company since March 1998. Mr. O'Hara was also Executive Vice President of the Company from August 1997 until July 2000. Prior to that, Mr. O'Hara served as President and Chief Executive Officer of MFS Global Network Services, Inc. from 1995 to 1997, and as Senior Vice President of MFS and President of MFS Development, Inc. from October 1992 to August 1995. From 1990 to 1992, he was a Vice President of MFS Telecom, Inc. ("MFS Telecom").

Charles C. Miller, III has been Vice Chairman and Executive Vice President of the Company since February 15, 2001. Mr. Miller was also a director from February 15, 2001 until May 18, 2004. Prior to that, Mr. Miller was President of Bellsouth International, a subsidiary of Bellsouth Corporation from 1995 until December 2000. Prior to that, Mr. Miller held various senior level officer and management position at BellSouth from 1987.

Sunit S. Patel has been Chief Financial Officer since May 2003 and a Group Vice President of the Company since March 13, 2003. Prior to that, Mr. Patel was Chief Financial Officer of Looking Glass Networks, Inc., a provider of metropolitan fiber optic networks, from April 2000 until March 2003. Mr. Patel was Treasurer of WorldCom Inc. and MCIWorldcom Inc., each long distance telephone services providers from 1997 to March 2000. From 1994 to 1997, Mr. Patel was Treasurer of MFS Communications Company Inc., a competitive local exchange carrier.

Thomas C. Stortz has been Executive Vice President, Chief Legal Officer and Secretary since February 2004. Prior to that, Mr. Stortz was Group Vice President, General Counsel and Secretary of the Company from February 2000 to February 2004. Prior to that, Mr. Stortz served as Senior Vice President, General Counsel and Secretary of the Company from September 1998 to February 1, 2000. Prior to that, he served as Vice President and General Counsel of Peter Kiewit Sons', Inc. and Kiewit Construction Group, Inc. from April 1991 to September 1998. He has served as a director of Peter Kiewit Sons', Inc., C-TEC, Kiewit Diversified Group Inc. and CCL Industries, Inc.

Sureel A. Choksi has been Executive Vice President of Services since November 2004, responsible for developing and managing Level 3's communications services. Prior to that, Mr. Choksi was Executive Vice President Softswitch Services from January 2004 and Group Vice President Transport and Infrastructure from May 2003 until January 2004. Mr. Choksi was a Group Vice President and Chief Financial Officer of the Company from July 2000 to May 2003. Prior to that, Mr. Choksi was Group Vice President Corporate Development and Treasurer of the Company from February 2000 until August 2000. Prior to that, Mr. Choksi served as Vice President and Treasurer of the Company from January 1999 to February 1, 2000. Prior to that, Mr. Choksi was a Director of Finance at the Company from 1997 to 1998, an Associate at TeleSoft Management, LLC in 1997 and an Analyst at Gleacher & Company from 1995 to 1997.

Keith R. Coogan has been Chief Executive Officer of Software Spectrum since September 2002 and was named President in May 1998. Mr. Coogan has been Chief Operating Officer of Software Spectrum since April 1996. Mr. Coogan served as Executive Vice President of Software Spectrum from April 1996 to May 1998 and had been a Vice President of Software Spectrum since October 1990. From May 1989 until joining Software Spectrum, Mr. Coogan served as Vice President of Finance for

Leather Center Holdings, Inc., a privately held manufacturer and retailer of leather furniture. Mr. Coogan is a Certified Public Accountant.

Mogens C. Bay has been a director of the Company since November 2000. Since January 1997, Mr. Bay has been the Chairman and Chief Executive Officer of Valmont Industries, Inc., a company engaged in the infrastructure and irrigation businesses. Prior to that, Mr. Bay was President and Chief Executive Officer of Valmont Industries from August 1993 to December 1996 as well as a director of Valmont since October 1993. Mr. Bay is also a director of PKS and ConAgra Foods, Inc.

Richard R. Jaros has been a director of the Company since June 1993 and served as President of the Company from 1996 to 1997. Mr. Jaros served as Executive Vice President of the Company from 1993 to 1996 and Chief Financial Officer of the Company from 1995 to 1996. He also served as President and Chief Operating Officer of CalEnergy from 1992 to 1993, and is presently a director of MidAmerican and Commonwealth Telephone

Robert E. Julian has been a director of the Company since March 1998. From 1992 to 1995 Mr. Julian served as Executive Vice President and Chief Financial Officer of the Company. Mr. Julian is the Chairman of the Audit Committee of the Board of Directors.

Arun Netravali has been a director of the Company since April 2003. Prior to that, Mr. Netravali was Chief Scientist for Lucent Technologies, working with academic and investment communities to identify and implement important new networking technologies from January 2002 to April 2003. Prior to that position, Mr. Netravali was President of Bell Labs as well as Lucent's Chief Technology Officer and Chief Network Architect from June 1999 to January 2002. Bell Labs serves as the research and development organization for Lucent Technologies.

John T. Reed has been a director of the Company since March 2003. Mr. Reed is also a Director of and a member of the Audit Committee of Bridges Investment Fund, Inc., a mutual fund. Mr. Reed was Chairman of HMG Properties, the real estate investment banking joint venture of McCarthy Group, Inc. from 2000 until February 2005. Prior to that, he was Chairman of McCarthy & Co., the investment banking affiliate of McCarthy Group. Mr. Reed is also a director of McCarthy Group. Prior to joining McCarthy Group in 1997, Mr. Reed spent 32 years with Arthur Andersen, LLP. Mr. Reed is the Chairman of the Nominating and Governance Committee of the Board of Directors.

Michael B. Yanney has been a director of the Company since March 1998. He has served as Chairman of the Board, President and Chief Executive Officer of America First Companies L.L.C. for more than the last five years. Mr. Yanney is also a director of Burlington Northern Santa Fe Corporation. Mr. Yanney is the Chairman of the Compensation Committee of the Board of Directors.

Linda J. Adams has been Group Vice President Human Resources since February 2000. Prior to that, Ms. Adams was Vice President, Human Resources of the Company from November 1998 to February 2000. Prior to that, Ms. Adams was initially Vice President of Human Resources Rent-A-Center, a subsidiary of Thorn Americas, Inc., and then Senior Vice President of Human Resources for Thorn Americas, Inc. from August 1995 until August 1998. Prior to that, Ms. Adams was Vice President of Worldwide Compensation & Benefits for PepsiCo, Inc. from August 1994 to August 1995.

Donald H. Gips has been Group Vice President Corporate Strategy since January 2001. Prior to that, Mr. Gips was Group Vice President, Sales and Marketing of the Company from February 2000. Prior to that, Mr. Gips served as Senior Vice President, Corporate Development from November 1998 to February 2000. Prior to that, Mr. Gips served in the White House as Chief Domestic Policy Advisor to Vice President Gore from April 1997 to April 1998. Before working at the White House, Mr. Gips was at the Federal Communications Commission as the International Bureau Chief and Director of Strategic Policy from January 1994 to April 1997. Prior to his government service, Mr. Gips was a management consultant at McKinsey and Company.

Kevin T. Hart has been Group Vice President Global Systems Development since January 2005. Prior to that, Mr. Hart was Vice President of Telecommunications, Media & Entertainment at Capgemini (formerly Ernst & Young), a management consulting firms in Dallas, Texas, for over nine years. In that role, he was responsible for the overall growth and direction of the organization's Communications Operations Support Systems, Billing/Business Support Systems and the Network Management Systems service offerings and delivery. Prior to joining Capgemini's management consulting practice, he held the positions of Director of Strategic Planning at International Paper and Manager of Operations at SBC Communications.

John Neil Hobbs has been Group Vice President Global Sales since September 2000. Prior to that, Mr. Hobbs was President, Global Accounts for Concert, a joint venture between AT&T and British Telecom from July 1999 until September 2000. Prior to that, Mr. Hobbs was Director Transition and Implementation for the formation of Concert representing British Telecom from June 1998 until July 1999. From April 1997 until June 1998, Mr. Hobbs was British Telecom's General Manager for Global Sales & Service and from April 1994 until April 1997, Mr. Hobbs was British Telecom's General Manager for Corporate Clients.

Joseph M. Howell, III has been Group Vice President Corporate Marketing since February 2000. Prior to that, Mr. Howell served as Senior Vice President, Corporate Marketing from October 1997 to February 1, 2000. Prior to that, Mr. Howell was a Senior Vice President of MFS/WorldCom from 1993 to 1997.

Michael D. Jones has served Chief Executive Officer of (i)Structure, LLC since August 2000. Prior to that, Mr. Jones served as Group Vice President and Chief Information Officer of the Company from February 2000 to August 2000 and as Senior Vice President and Chief Information Officer of the Company from December 1998 to February 1, 2000. Prior to that, Mr. Jones was Vice President and Chief Information Officer of Corporate Express, Inc. from May 1994 to May 1998.

Charles Meyers has been Group Vice President of Marketing since December 2003. Prior to that, Mr. Meyers was Group Vice President IP and Data Services from June 2003 to December 2003 and Senior Vice President Global Softswitch Services from August 2001 to June 2003. Prior to that, Mr. Meyers was a partner with Kinetic Ventures, an Atlanta based venture capital firm from March 2000 to May 2001 and a Vice President at Internet Security Systems, a software company in Atlanta from January 1998 to February 2000.

Frank Mambuca has been Group Vice President, Global Operations since April 2003. Prior to that, Mr. Mambuca was Senior Vice President Global Field Services from January 2001 until April 2003. Mr. Mambuca was also Vice President of North American Field Services from March 1999 until December 2000 and Vice President of Eastern Field Operations from March 1998 until March 1999.

Brady Rafuse has been Group Vice President and President of the Company's European operations since August 2001 and Senior Vice President of European Sales and Marketing since December 2000. Prior to that, Mr. Rafuse served as Head of Commercial Operations for Concert, a joint venture between AT&T and British Telecom, from September 1999 to December 2000, and in a variety of positions with British Telecom from 1987 until December 2000. His last position was as General Manager, Global Energy Sector which he held from August 1998 to September 1999 and prior to that he was Deputy General Manager, Banking Sector from April 1997 to August 1998.

John F. Waters, Jr. has been Executive Vice President, Chief Technology Officer since January 2004. Prior to that, Mr. Waters was Group Vice President and Chief Technology Officer of the Company from February 2000 to January 2004. Prior to that, Mr. Waters was Vice President, Engineering of the Company from November 1997 until February 1, 2000. Prior to that, Mr. Waters was an executive staff member of MCI Communications from 1994 to November 1997.

The Board is divided into three classes, designated Class I, Class II and Class III, each class consisting, as nearly as may be possible, of one-third of the total number of directors constituting the

Board. As of December 31, 2004, the Class I Directors consist of Walter Scott, Jr., and James Q. Crowe, the Class II Directors consist of Mogens C. Bay, Richard R. Jaros, Robert E. Julian; and David C. McCourt, and the Class III Directors consist of Arun Netravali, John T. Reed and Michael B. Yanney. The term of the Class I Directors will terminate on the date of the 2007 annual meeting of stockholders; the term of the Class II Directors will terminate on the date of the 2005 annual meeting of stockholders; and the term of the Class III Directors will terminate on the date of the 2006 annual meeting of stockholders. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for three-year terms. The Company's officers are elected annually to serve until each successor is elected and qualified or until his death, resignation or removal. David C. McCourt resigned from the Board effective January 27, 2005. Admiral James O. Ellis Jr., U.S. Navy (Ret.), and Dr. Albert C. Yates, former president of Colorado State University, have been named to the Company's Board of Directors effective March 17, 2005.

Level 3 believes that the members of the Audit committee are independent within the meaning of the listing standards of The Nasdaq Stock Market. The Board has determined that Mr. Robert E. Julian, Chairman of the Audit Committee, qualifies as a "financial expert" as defined by the Securities and Exchange Commission. The Board considered Mr. Julian's credentials and financial background and found that he was qualified to serve as the "financial expert."

Code of Ethics

Level 3 has adopted a code of ethics that complies with the standards mandated by the Sarbanes-Oxley Act of 2002. The complete code of ethics is available on the Company's website at *www.level3.com*. At any time that the code of ethics is not available on the Company's website, the Company will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Blvd., Broomfield, Colorado 80021. Any information that is included in the Level 3 website is not part of this report. If Level 3 amends the code of ethics, or grants any waiver from a provision of the code of ethics that applies to the Company's executive officers or directors, Level 3 will publicly disclose such amendment or waiver as required by applicable law, including by posting such amendment or waiver on its website at *www.level3.com* or by filing a Current Report on Form 8-K.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information. The Company's common stock is traded on the Nasdaq National Market under the symbol "LVLT." As of March 10, 2005, there were approximately 7,780 holders of record of the Company's common stock, par value $.01 per share. The table below sets forth, for the calendar quarters indicated, the high and low per share closing sale prices of the common stock as reported by the Nasdaq National Market.

Year Ended December 31, 2004	High	Low
First Quarter	$6.82	$3.75
Second Quarter	4.23	2.83
Third Quarter	3.34	2.50
Fourth Quarter	3.93	2.61

Year Ended December 31, 2003	High	Low
First Quarter	$5.33	$4.61
Second Quarter	7.46	5.22
Third Quarter	6.15	4.45
Fourth Quarter	5.78	5.00

Equity Compensation Plan Information. Level 3 has only one equity compensation plan—The 1995 Stock Plan, as amended—under which Level 3 may issue shares of Common Stock to employees, officers, directors and consultants. This plan has been approved by the Company's stockholders. The following table provides information about the shares of Level 3's common stock that may be issued upon exercise of awards under the 1995 Stock Plan as of December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	37,888,362†	$5.71†‡	122,692,877
Equity compensation plans not approved by stockholders	275,335	$0.00	0

† Includes awards of Outperform Stock Options ("OSOs"), Convertible Outperform Stock Options ("C-OSOs") and Special Recognition Outperform Stock Options ("SR-OSOs"). For purposes of this table, these securities are considered to use a single share of Level 3 Common Stock from the total number of shares reserved for issuance under the 1995 Stock Plan.

‡ Includes weighted-average exercise price of outstanding OSOs, C-OSOs and SR-OSOs at the date of grant. The exercise price of an OSO, C-OSO and SR-OSO is subject to change based upon the performance of the Level 3 Common Stock relative to the performance of the S&P 500 ® Index from the time of the grant of the award until the award has been exercised.

In connection with the Company's acquisition of Telverse Communications, Inc., the Company granted to a total of 32 employees of Telverse the right to receive an aggregate of 275,335 shares of Level 3 Common Stock. The shares of Level 3 Common Stock will be issued to these employees, without those employees required to pay any further consideration, upon the satisfaction of certain performance conditions. For a total of 11 employees ("Performance Based Employees"), these performance conditions relate to the employee continuing his or her employment with the Company or a subsidiary of the Company and the Company obtaining specified numbers of (3)Tone^{SM} Business service subscribers over a specified period of time. For the remaining 21 employees ("Non-Performance Based Employees"), the performance conditions are limited to continued employment with the Company or a subsidiary of the Company. As the issuance of these rights were made as an inducement for these Telverse employees to become employees of the Company, stockholder approval of this arrangement was not required.

Vesting of these awards for the Performance Based Employees occurs in two parts. Vesting dates for the number of awards based on subscriber growth are October 21, 2003; January 21, 2004; April 21, 2004; July 21, 2004; October 21, 2004; January 21, 2005; April 21, 2005; and July 21, 2005. As of each vesting date, the number of awards that vest is based upon the number of installed, billed and cash collected subscribers to a service based on he technology acquired in the Telverse acquisition, divided by 175,000. Vesting of the portion of the awards for Performance Based Employees that are not related to subscriber growth is 50% on January 21, 2004, and 50% on July 21, 2004. For Non-Performance Based Employees, their awards vest 50% on January 21, 2004, and 50% on July 21, 2004.

Dividend Policy. The Company's current dividend policy, in effect since April 1, 1998, is to retain future earnings for use in the Company's business. As a result, management does not anticipate paying any cash dividends on shares of Common Stock in the foreseeable future. In addition, the Company is effectively restricted under certain debt covenants from paying cash dividends on shares of its Common Stock.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Schedules not indicated above have been omitted because of the absence of the conditions under which they are required or because the information called for is shown in the consolidated financial statements or in the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Level 3 Communications, Inc.:

We have audited the consolidated balance sheets of Level 3 Communications, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows, changes in stockholders' equity (deficit) and comprehensive loss for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Level 3 Communications, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, Level 3 Communications, Inc. and subsidiaries adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002, and Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*, effective January 1, 2003.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Level 3 Communications, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Denver, Colorado
March 14, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Level 3 Communications, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting that Level 3 Communications, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Level 3 Communications, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Level 3 Communications, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Level 3 Communications, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Level 3 Communications, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 14, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Denver, Colorado
March 14, 2005

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For each of the three years ended December 31, 2004

	2004	2003	2002
	(dollars in millions, except per share data)		
Revenue:			
Communications	$1,685	$1,947	$1,101
Information Services	1,936	1,999	1,896
Coal Mining	91	80	84
Other	—	—	30
Total revenue	3,712	4,026	3,111
Costs and Expenses (exclusive of depreciation and amortization shown separately below):			
Cost of revenue:			
Communications	436	370	209
Information Services	1,758	1,836	1,742
Coal Mining	67	58	57
Total cost of revenue	2,261	2,264	2,008
Depreciation and amortization	695	827	801
Selling, general and administrative	956	1,046	934
Restructuring and impairment charges	16	45	181
Total costs and expenses	3,928	4,182	3,924
Operating Loss	(216)	(156)	(813)
Other Income (Expense):			
Interest income	13	18	29
Interest expense, net	(485)	(567)	(560)
Gains on early extinguishment of debt	197	41	255
Other, net	39	(107)	108
Total other income (expense)	(236)	(615)	(168)
Loss from Continuing Operations Before Income Tax and Change in Accounting Principle	(452)	(771)	(981)
Income Tax Benefit (Expense)	(6)	50	121
Loss from Continuing Operations	(458)	(721)	(860)
Income from Discontinued Operations	—	5	2
Net Loss Before Change in Accounting Principle	(458)	(716)	(858)
Cumulative Effect of Change in Accounting Principle	—	5	—
Net Loss	$ (458)	$ (711)	$ (858)
Earnings (Loss) Per Share of Level 3 Common Stock (Basic and Diluted):			
Loss from Continuing Operations	$(0.67)	$(1.28)	$(2.11)
Income from Discontinued Operations	$ —	$ 0.01	$ —
Cumulative Effect of Change in Accounting Principle	$ —	$ 0.01	$ —
Net Loss	$(0.67)	$(1.26)	$(2.11)

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
	(dollars in millions, except per share data)	
Assets		
Current Assets:		
Cash and cash equivalents	$ 443	$1,129
Marketable securities	225	42
Restricted cash	48	74
Receivables, less allowances for doubtful accounts of $23 and $28, respectively	545	570
Other	141	140
Total Current Assets	1,402	1,955
Net Property, Plant and Equipment	5,408	5,727
Marketable Securities	114	—
Restricted Cash	67	61
Goodwill and Intangibles, net	457	459
Other Assets, net	96	100
	$7,544	$8,302
Liabilities and Stockholders' Equity (Deficit)		
Current Liabilities:		
Accounts payable	$ 614	$ 651
Current portion of long-term debt	144	125
Accrued payroll and employee benefits	82	135
Accrued interest	73	100
Deferred revenue	226	189
Other	134	212
Total Current Liabilities	1,273	1,412
Long-Term Debt, less current portion	5,067	5,250
Deferred Revenue	869	954
Other Liabilities	492	505
Commitments and Contingencies		
Stockholders' Equity (Deficit):		
Preferred stock, $.01 par value, authorized 10,000,000 shares: no shares outstanding	—	—
Common stock:		
Common stock, $.01 par value, authorized 1,500,000,000 shares: 686,496,721 outstanding in 2004 and 677,828,634 outstanding in 2003	7	7
Class R, $.01 par value, authorized 8,500,000 shares: no shares outstanding	—	—
Additional paid-in capital	7,371	7,360
Accumulated other comprehensive income (loss)	19	(90)
Accumulated deficit	(7,554)	(7,096)
Total Stockholders' Equity (Deficit)	(157)	181
	$7,544	$8,302

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three years ended December 31, 2004

	2004	2003	2002
	(dollars in millions)		
Cash Flows from Operating Activities:			
Net Loss	$(458)	$(711)	$(858)
Income from discontinued operations	—	(5)	(2)
Cumulative effect of change in accounting principle	—	(5)	—
Loss from continuing operations	(458)	(721)	(860)
Adjustments to reconcile loss from continuing operations to net cash provided by (used in) continuing operations:			
Equity earnings, net	—	(3)	(14)
Depreciation and amortization	695	827	801
Induced conversion expense on convertible debt	—	200	88
Gain on debt extinguishments, net	(197)	(41)	(255)
Loss on impairments and asset sales	—	—	182
Gain on sale of property, plant and equipment, Commonwealth Telephone shares and other assets	(39)	(74)	(189)
Non-cash compensation expense attributable to stock awards	46	86	181
Deferred revenue	(65)	(267)	49
Deferred income taxes	—	(57)	16
Amortization of debt issuance costs	16	42	40
Accreted interest on discount debt	75	106	110
Accrued interest on long-term debt	(27)	25	9
Change in working capital items net of amounts acquired:			
Receivables	27	(26)	(26)
Other current assets	15	41	(77)
Payables	(37)	(55)	(340)
Other liabilities	(108)	(48)	(117)
Other	(7)	(11)	(29)
Net Cash Provided by (Used in) Continuing Operations	(64)	24	(431)
Cash Flows from Investing Activities:			
Proceeds from sales and maturities of marketable securities	70	—	200
Purchases of marketable securities	(410)	—	—
Decrease (increase) in restricted securities	21	9	(410)
Capital expenditures	(288)	(191)	(218)
Release of capital expenditure accruals	8	28	215
Investments and acquisitions	—	(2)	(16)
Sprint acquisition, excluding pre-assignment or assumption income	(34)	—	—
ICG acquisition	(35)	—	—
Genuity acquisition	—	(109)	—
McLeod acquisition	—	—	(51)
CorpSoft acquisition, net of cash acquired of $34	—	—	(93)
Software Spectrum acquisition, net of cash acquired of $40	—	—	(94)
Proceeds from sale of toll road operations	—	46	—
Proceeds from sale of Commonwealth shares	41	—	326
Proceeds from sale of property, plant and equipment, and other investments	30	58	130
Net Cash Used in Investing Activities	$(597)	$(161)	$ (11)

(continued)

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For the three years ended December 31, 2004

	2004	2003	2002
	(dollars in millions)		
Cash Flows from Financing Activities:			
Long-term debt borrowings, net of issuance costs	$ 985	$ 848	$ 490
Payments and repurchases of long-term debt, including current portion	(1,027)	(772)	(159)
Stock options exercised	—	3	1
Net Cash Provided by (Used in) Financing Activities	(42)	79	332
Net Cash Provided by (Used in) Discontinued Operations	—	37	(45)
Effect of Exchange Rates on Cash and Cash Equivalents	17	8	—
Net Change in Cash and Cash Equivalents	(686)	(13)	(155)
Cash and Cash Equivalents at Beginning of Year	1,129	1,142	1,297
Cash and Cash Equivalents at End of Year	$ 443	$1,129	$1,142
Supplemental Disclosure of Cash Flow Information:			
Cash interest paid	$ 421	$ 394	$ 414
Income taxes paid	13	—	—
Noncash Investing and Financing Activities:			
Common stock issued in exchange for long term debt	$ —	$ 953	$ 466
Long-term debt principal retired by issuing common stock	—	1,007	582
Accrued interest paid with common stock	—	10	—
Common stock issued for Telverse acquisition	—	29	—
Long-term debt extinguished due to sale of toll road operations	—	139	—
Settlement of debt obligation and current liabilities with restricted securities	—	410	—
Capital leases assumed in Genuity transaction	—	309	—
Decrease in deferred revenue related to Genuity transaction	—	76	—
Warrants cancelled in exchange for construction services	—	(2)	—

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the three years ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
			(dollars in millions)		
Balances at December 31, 2001	$4	$5,602	$(144)	$(5,527)	$ (65)
Common Stock:					
Issued to extinguish long-term debt	—	466	—	—	466
Stock options exercised	—	1	—	—	1
Stock plan grants	—	168	—	—	168
Shareworks plan	—	36	—	—	36
Net Loss	—	—	—	(858)	(858)
Other Comprehensive Income	—	—	12	—	12
Balances at December 31, 2002	4	6,273	(132)	(6,385)	(240)
Common Stock:					
Issued to extinguish long-term debt	3	950	—	—	953
Stock options exercised	—	3	—	—	3
Stock plan grants	—	57	—	—	57
Shareworks plan	—	36	—	—	36
401(k) plan	—	14	—	—	14
Warrants cancelled	—	(2)	—	—	(2)
Telverse acquisition	—	29	—	—	29
Net Loss	—	—	—	(711)	(711)
Other Comprehensive Income	—	—	42	—	42
Balances at December 31, 2003	7	7,360	(90)	(7,096)	181
Common Stock:					
Stock plan grants	—	22	—	—	22
Shareworks plan	—	34	—	—	34
401(k) plan	—	17	—	—	17
Convertible Note Hedge and Warrant (See Note 14)	—	(62)	—	—	(62)
Net Loss	—	—	—	(458)	(458)
Other Comprehensive Income	—	—	109	—	109
Balances at December 31, 2004	$7	$7,371	$ 19	$(7,554)	$(157)

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the three years ended December 31, 2004

	2004	2003	2002
	(dollars in millions)		
Net Loss	$(458)	$(711)	$(858)
Other Comprehensive Income (Loss) Before Tax:			
Foreign currency translation adjustments	29	31	24
Unrealized holding gains (losses) on marketable equity securities and other arising during period	(2)	14	(21)
Reclassification adjustment for (gains) losses included in net loss	82	(3)	9
Other Comprehensive Income, Before Tax	109	42	12
Income Tax Benefit Related to Items of Other Comprehensive Income (Loss)	—	—	—
Other Comprehensive Income, Net of Taxes	109	42	12
Comprehensive Loss	$(349)	$(669)	$(846)

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Level 3 Communications, Inc. and subsidiaries (the "Company" or "Level 3") in which it has control, which are engaged in enterprises primarily related to communications, information services, and coal mining. Fifty-percent-owned mining joint ventures are consolidated on a pro rata basis. Investments in other companies in which the Company exercises significant influence over operating and financial policies or has significant equity ownership are accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated.

In 2003, Level 3 sold Software Spectrum, Inc.'s contact service business and the Midwest Fiber Optic Network ("MFON") business acquired in the Genuity Inc. ("Genuity") transaction. Therefore, the results of operations and cash flows for these businesses have been classified as discontinued operations in the consolidated financial statements (See Note 3).

Communications

The Company's communications business provides a broad range of integrated communications services primarily in the United States and Europe as a facilities-based provider (that is, a provider that owns or leases a substantial portion of the property, plant and equipment necessary to provide its services). The Company has created, through a combination of construction, purchase and leasing of facilities and other assets, an advanced international, end-to-end, facilities-based communications network. The Company has built and continues to upgrade the network based on optical and Internet Protocol technologies in order to leverage the efficiencies of these technologies to provide lower cost communications services.

Revenue for communications services, including private line, wavelengths, colocation, Internet access, managed modem, voice and dark fiber revenue is recognized monthly as the services are provided based on contractual amounts expected to be collected. Reciprocal compensation revenue is recognized only when an interconnection agreement is in place with another carrier, and the relevant regulatory authorities have approved the terms of the agreement.

Termination revenue is recognized when a customer discontinues service prior to the end of the contract period for which Level 3 had previously received consideration and for which revenue recognition was deferred. Termination revenue is also recognized when customers make termination penalty payments to Level 3 to settle contractually committed purchase amounts that the customer no longer expects to meet. Settlement revenue is recognized when a customer and Level 3 renegotiate a contract under which Level 3 is no longer obligated to provide services for consideration previously received and for which revenue recognition was deferred. Termination/settlement revenue is reported in the same manner as the original service provided, and amounted to $113 million, $346 million, and $76 million in 2004, 2003, and 2002, respectively (See Note 4).

The Company is obligated under dark fiber IRUs and other capacity agreements to maintain its network in efficient working order and in accordance with industry standards. Customers are obligated for the term of the agreement to pay for their allocable share of the costs for operating and maintaining the network. The Company recognizes this revenue monthly as services are provided.

Level 3's customer contracts require the Company to provide certain service level commitments. If Level 3 does not meet the required service levels, it may be obligated to provide credits, usually in the form of free service for a short period of time. The original services that resulted in the credits are not included in revenue and to date, have not been material.

Cost of revenue for the communications business includes leased capacity, right-of-way costs, access charges and other third party circuit costs directly attributable to the network, as well as costs of assets sold pursuant to sales-type leases, but excludes depreciation and amortization and related impairment expenses. The Company recognizes the cost of network services as they are incurred and in accordance with contractual requirements. The Company disputes incorrect billings from its suppliers of network services. The most prevalent types of disputes include disputes for circuits that are not disconnected on a timely basis and usage bills with incorrect or inadequate information. Depending on the type and complexity of the issues involved, it may take several quarters to resolve disputes.

In determining the amount of such expenses and related accrued liabilities to reflect in its financial statements, the Company considers the adequacy of documentation of disconnect notices, compliance with prevailing contractual requirements for submitting such disconnect notices and disputes to the provider of the network services, and compliance with its interconnection agreements with these carriers. Significant judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations or settle any litigation.

The Company may periodically enter into agreements to acquire network assets from other telecommunications service carriers. These carriers may in turn acquire network assets from Level 3. Transactions in which Level 3 transfers network assets to and acquires network assets from the same third party at or about the same time are referred to as "contemporaneous transactions." These transactions would generally be recorded as non-monetary exchanges of similar assets at book value, as these transactions do not represent the culmination of an earnings process. Contemporaneous transactions do not result in the recognition of revenue. Net cash or other monetary assets paid or received in contemporaneous transactions are recorded as an adjustment to the book value of the transferred property. The adjusted book value becomes the carrying value of the transferred property, plant and equipment. The Company did not enter into these types of agreements during the three years ended December 31, 2004.

Competition

The communications industry is highly competitive and is currently operating in a difficult economic environment. Many of the Company's existing and potential competitors in the communications industry have financial, personnel, marketing and other resources significantly greater than those of the Company, as well as other competitive advantages including larger customer bases. Increased consolidation and strategic alliances in the industry resulting from the Telecommunications Act of 1996, the opening of the U.S. market to foreign carriers, technological advances and further deregulation could give rise to significant new competitors to the Company.

Concentration of Credit Risk

The Company provides communications services to a wide range of customers, ranging from well capitalized national carriers to smaller, early stage companies. Beginning in 2001, Level 3 concentrated its direct sales efforts on certain global users of bandwidth capacity. The Company has in place policies and procedures to review the financial condition of potential and existing customers and concludes that collectibility of revenue and other out-of-pocket expenses is probable prior to commencement of services. If the financial condition of an existing customer deteriorates to a point where payment for services is in doubt, the Company will not recognize revenue attributable to that customer until cash is received. As a result of the Genuity acquisition in 2003, there was significant growth in the number of customers which resulted in increased credit risk, although the policies and procedures for reviewing the financial condition and recognizing revenues of these additional customers remained consistent with those described above. As of December 31, 2004, the total number of customers was approximately 2,800. The Company has entered into agreements with value-added resellers and other channel partners to reach consumer and enterprise markets for voice services. The Company has policies and procedures in place to evaluate the financial condition of these resellers prior to initiating service to the final customer. The Company is not immune from the effects of the downturn in the economy and specifically the communications industry; however, management believes the concentration of credit risk with respect to receivables is mitigated due to the dispersion of the Company's customer base among different industries and geographic areas and remedies provided by terms of contracts and statutes.

A significant portion of Level 3's communications service revenue is concentrated among a limited number of customers. Revenue attributable to Time Warner Inc. and subsidiaries, including America Online, amounted, on an aggregate basis, to $373 million and $446 million for the years ended December 31, 2004 and 2003, respectively, representing approximately 10 percent and 11 percent of consolidated revenue and is included within the Communications segment on the consolidated statements of operations. If Level 3 would lose one or more major customers, or if one or more major customers significantly decreased its orders for Level 3 services, the Company's communications business would be materially and adversely affected.

The Company's DSL aggregation services are primarily provided to a single customer on an exclusive basis in certain markets, which exclusivity expires at the end of the first quarter of 2005. The customer has notified Level 3 that it intends to migrate its existing DSL customers to its own network during the first and second quarters of 2005. The Company recognized $112 million of DSL revenue attributable to this customer in 2004, and is expecting DSL revenue to decline significantly in 2005.

Information Services

The Company's information services business is comprised of two operating units: (*i*)Structure, primarily a provider of computer outsourcing services, and Software Spectrum, Inc. ("Software Spectrum"), a distributor, marketer and reseller of business software. The outsourcing services provided by (*i*)Structure are managed computer infrastructure services, primarily networking and computing services for mainframe, midrange and UNIX/Windows servers located within (*i*)Structure's data centers. (*i*)Structure enables its customers to avoid expending capital and incurring redundant overhead costs to operate their own computing environments resulting in a lower cost of computing and improved levels of service. A majority of the outsourcing contracts between (*i*)Structure and its customers provide for a fixed fee for a base level of computing services that are delivered each month throughout the three to five year term of the contracts. (*i*)Structure recognizes revenue in the month the service is provided, generally equal to the contract value amortized on a straight-line basis. Certain contracts allow for incremental or decremental services above or below the base level of services with the majority of these contracts determining charges based on actual hours utilized. The base monthly service fee that (*i*)Structure recognizes as revenue is increased or decreased in accordance with the terms of the contract.

Software Spectrum is a reseller of business software. Revenue is recognized as either an agency fee, whereby sales under certain licensing programs permit Software Spectrum to recognize only a service fee paid by the software publisher as revenue, or on a "gross" basis in which case the Company recognizes the full value of the software sold as revenue. Accounting literature provides guidance to enable companies to determine whether revenues from the reselling of goods and services should be recorded on a "gross" or "net" basis. The Company believes that the facts and circumstances, particularly those involving pricing and credit risk indicate that the majority of Software Spectrum's sales should be recorded on a "gross" basis. The latitude and ability of Software Spectrum to establish the selling price to the customer is a clear indication of "gross" revenue reporting. The assumption of credit risk is another important factor in determining "gross" versus "net" reporting. Software Spectrum has the responsibility to pay suppliers for all products ordered, regardless of when, or if, it collects from its customers. Software Spectrum is also solely responsible for determining the creditworthiness of its customers.

Microsoft Corporation, a significant supplier of software to Software Spectrum, changed certain licensing programs in 2001 whereby new enterprise-wide licensing arrangements will be priced, billed and collected directly by Microsoft. In 2003, several other suppliers, for whom Software Spectrum resells products and services, began adopting this type of program. Software Spectrum will continue to provide sales and support services related to these transactions and will earn a service fee directly from the software publishers for these activities. Under this licensing program, Software Spectrum only recognizes the service fee it receives from the software publisher as revenue and not the entire value of the software. The Company continues to sell products under various licensing programs, but beginning in 2003, has experienced an increase in the level of sales under these new programs. If Microsoft and other software publishers are able to successfully implement and sell a significant amount of software under this program, or it is determined that the accounting for reselling of the software should be recorded on a "net" basis, the Company may experience a significant decline in information services revenue, but will also experience a comparable decline in cost of revenue.

Revenue is recognized from software sales at the time of product shipment, or in accordance with terms of licensing contracts, when the price to the customer is fixed, and collectibility is reasonably assured. Revenue from maintenance contracts is recognized when invoiced, the license period has commenced, when the price to the customer is fixed, and collectibility is reasonably assured, as Software Spectrum has no future obligations associated with future performance under these maintenance contracts. Advance billings are recorded as deferred revenue until services are provided. Cost of revenue includes direct costs of the licensing activity and costs to purchase and distribute software. The costs directly attributable to advance billings are deferred and included in other current and noncurrent assets in the consolidated balance sheet. Rebate income received from software publishers is recognized as a reduction of cost of revenue in the period in which the rebate is earned based on a systematic allocation of the total rebate income considered probable of being realized.

Competition

The information services industry is highly competitive. Many of the Company's competitors in the industry have financial, marketing and other resources significantly greater than those of the Company. In addition, the Company's software reselling business could be adversely affected if major software publishers successfully implement or expand programs for the direct sale of software through volume purchase agreements or other arrangements intended to exclude the distribution or resale channel.

Concentration of Credit Risk

The Company's customer base consists of several thousand accounts including corporations, government agencies, educational institutions, non-profit organizations and other business entities. For the year ended December 31, 2004, no single customer represented more than 10 percent of information services revenue. The customer base is represented by a large number of Fortune 500 and

Fortune Global 500 companies and the Company does not believe that the loss of any single customer would have a material adverse effect on its revenues.

Coal Mining

Historically, coal sold by Level 3 subsidiaries has been sold primarily under long-term contracts with electric utilities, which burn coal in order to generate steam to produce electricity. A substantial portion of Level 3's coal revenue was earned from long-term contracts during 2004, 2003, and 2002. The remainder of Level 3's sales are made on the spot market where prices are generally lower than those in the Company's long-term contracts. Costs of revenue related to coal sales include costs of mining and processing, estimated reclamation costs, royalties and production taxes.

The long-term contracts for the delivery of coal establish the price, volume, and quality requirements of the coal to be delivered. The contracts also contain provisions for periodic price adjustments through the use of indices for items such as materials, supplies and labor. Other portions of the price are adjusted for changes in production taxes, royalties and changes in cost due to new legislation or regulation. These contractual adjustments are recognized in revenue as the changes occur and become billable to the customers.

The terms and conditions of the long-term contracts generally require the customer to meet annual contractual commitments. Thus, the customer has the ability to defer or accelerate coal shipments during the year to meet its requirements. Revenue under these and other contracts is recognized when coal is actually shipped to the customer.

Competition

The coal industry is highly competitive. Level 3 competes with other domestic and foreign coal suppliers, most of whom are larger and have greater capital resources devoted to the coal mining business than Level 3, and with alternative methods of generating electricity and alternative energy sources. Many of Level 3's competitors are served by two railroads and, due to the competition, often benefit from lower transportation costs than Level 3, which at each of its mines is served by a single railroad. Additionally, many competitors have more favorable geological conditions than Level 3, often resulting in lower comparative costs of production.

Level 3 is also required to comply with various federal, state and local laws concerning protection of the environment. Level 3 believes its compliance with environmental protection and land restoration laws will not affect its competitive position since its competitors are similarly affected by these laws.

Concentration of Credit Risk

Level 3's coal sales contracts are concentrated with several electric utility and industrial companies. In the event that these customers do not fulfill contractual responsibilities, Level 3 could pursue the available legal remedies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries, wages and related benefits (including charges for stock based compensation), property taxes, travel, insurance, rent, contract maintenance, advertising and other administrative expenses.

Advertising Costs

Level 3 expenses the cost of advertising as incurred. Advertising expense is included as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations. Advertising expense was $14 million, $26 million and $20 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Stock-Based Employee Compensation

The Company has accounted for stock-based employee compensation using the fair value based method pursuant to SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") since 1998. The Company recognizes expense using the accelerated vesting methodology of FASB Interpretation No. 28 "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN 28") (See Note 15).

Depreciation and Amortization

Property, plant and equipment are recorded at cost. Depreciation and amortization for the Company's property, plant and equipment are computed on straight-line and accelerated (for certain coal assets) methods based on the following useful lives:

Facility and Leasehold Improvements	10—40 years
Network Infrastructure (including fiber and conduit)	7—25 years
Operating Equipment	3—7 years
Furniture, Fixtures and Office Equipment	2—7 years

Depletion on mineral properties is provided on a units-of-extraction basis determined in relation to coal committed under sales contracts. The Company's coal mining business does not use its coal reserve estimates for purposes of depletion, but rather, depletes the properties over the estimated recoverable tons of coal that are required to be delivered under existing coal contracts.

Earnings Per Share

Basic earnings per share have been computed using the weighted average number of shares during each period. Diluted earnings per share is computed by including the dilutive effect of common stock that would be issued assuming conversion or exercise of outstanding convertible notes, stock options, stock based compensation awards and other dilutive securities.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and can bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

Restricted Cash

The Company classifies any cash or other securities that collateralize outstanding letters of credit, long-term debt, or certain operating obligations of the Company as restricted cash. The Company also classifies cash or other securities restricted to fund certain reclamation liabilities or purchase noncurrent assets as restricted cash. The classification of restricted cash on the consolidated balance sheet as current or noncurrent is dependent on the duration of the restriction and the purpose for which the restriction exists.

Goodwill and Intangible Assets

The Company segregates identifiable intangible assets acquired in an acquisition from goodwill. As of January 1, 2002, upon adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), the remaining goodwill is no longer amortized, but is evaluated for impairment at least annually (beginning with the first anniversary of the acquisition date) based on the fair value of the reporting unit to which the goodwill relates.

Intangible assets primarily include customer contracts, customer relationships and technology acquired in business combinations. These assets are amortized on a straight-line basis over the expected period of benefit which ranges from 2 to 10 years.

Long-Lived Assets

The Company reviews the carrying amount of long-lived assets or groups of assets, at the lowest asset level where cash flow is separately measurable, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of any impairment includes a comparison of the estimated future undiscounted operating cash flows anticipated to be generated during the remaining life of the asset to the net carrying value of the asset.

Accounting for Asset Retirement Obligations

The Company follows the policy of providing an accrual for reclamation of mined properties in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), based on the estimated total cost of restoration of such properties to meet compliance with laws governing surface mining. These estimated costs are calculated based on the expected future risk adjusted cash flows to remediate such properties discounted at a risk-free rate. The Company also provides an accrual for obligations related to certain colocation leases and right-of-way agreements in accordance with SFAS No. 143, based on the estimated total cost of restoration of such properties to their original condition. These estimated obligations are calculated based on the expected future discounted cash flows using the Company's estimated weighted average cost of capital at the time the obligation is incurred and applying a probability factor for conditional restoration obligations. Changes in expected future cash flows are discounted at interest rates that were in effect at the time of the original estimate for downward revision to such cash flows, and at interest rates in effect at the time of the change for upward revisions in the expected future cash flows.

Income Taxes

Deferred income taxes are provided for the temporary differences between the financial reporting and tax basis of the Company's assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Net operating losses not utilized can be carried forward for 20 years to offset future taxable income. A valuation allowance has been recorded against deferred tax assets, as the Company is unable to conclude under relevant accounting standards that it is more likely than not that deferred tax assets will be realizable. Federal legislation enacted in 2002 permitted the Company to apply unutilized net operating losses incurred in 2001 against 1996 taxable income. As a result, the Company recognized a federal income tax benefit and received a refund of $120 million in 2002.

Comprehensive Income (Loss)

Comprehensive income (loss) includes income (loss) and other non-owner related changes in equity not included in income (loss), such as unrealized gains and losses on marketable securities classified as available for sale, foreign currency translation adjustments related to foreign subsidiaries, and other adjustments.

Foreign Currencies

Generally, local currencies of foreign subsidiaries are the functional currencies for financial reporting purposes. Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Revenue, expenses and cash flows are translated using average exchange rates prevailing during the year. Gains or losses resulting from currency translation are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity (deficit) and in the statements of comprehensive loss. A significant portion of the Company's foreign subsidiaries have the Euro as its functional currency which experienced significant gains against the U.S. dollar during 2004 and 2003. As a result, the Company has experienced significant foreign currency translation adjustments which are recognized as a component of accumulated other comprehensive income (loss) in stockholders' equity (deficit) and in the statement of comprehensive loss.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most critical estimates and assumptions are made in determining the allowance for doubtful accounts, revenue reserves, whether impairment charges are necessary, useful lives of fixed assets, accruals for estimated liabilities that are probable and estimatable, and asset retirement obligations. Actual results could differ from those estimates and assumptions.

Recently Issued Accounting Pronouncements

In June 2001, the FASB approved SFAS No. 143. SFAS No. 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The fair value of a liability for an asset retirement obligation is to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized and included as part of the carrying value of the long-lived asset and amortized over the useful life of the asset. SFAS No. 143 was effective for the Company beginning on January 1, 2003. The Company's coal mining business had previously accrued, as a component of cost of revenue, an estimate of future reclamation liability. The reclamation liability is included in noncurrent liabilities on the consolidated balance sheets. The net effect of the adoption of SFAS No. 143 to the Company's coal mining business as of January 1, 2003 was a decrease in noncurrent liabilities of approximately $5 million (which is being amortized to expense) and was reflected as a cumulative-effect adjustment in the 2003 consolidated statement of operations.

The communications business has entered into certain colocation and office space leases whereby it is required upon termination of the lease, to remove the leasehold improvements and return the leased space to its original condition. The Company has also entered into right-of-way agreements for its intercity and metropolitan networks that may require the removal of the conduit upon termination of the agreement. Upon adoption of this standard on January 1, 2003, the Company also recorded obligations and corresponding assets of approximately $31 million for these lease and right-of-way agreements.

Asset retirement obligation expense of $11 million and $12 million was recorded during the years ended December 31, 2004 and 2003, respectively; resulting in total asset retirement obligations, including reclamation costs for the coal business, of $138 million and $127 million at December 31, 2004 and 2003, respectively.

Accretion expense of $7 million related to the communications business was recorded in selling, general and administrative expenses on the consolidated statement of operations for the year ended December 31, 2004. Accretion expense of $4 million related to the Company's coal mining business was recorded in cost of revenue on the consolidated statement of operations for the year ended December 31, 2004. In addition, the coal mining business incurred $4 million of additional reclamation liabilities and incurred costs for work performed on asset retirement obligations of $1 million.

Accretion expense of $8 million related to the communications business was recorded in selling, general and administrative expenses on the consolidated statement of operations for the year ended December 31, 2003. Accretion expense of $4 million related to the Company's coal mining business was recorded in cost of revenue on the consolidated statement of operations for the year ended December 31, 2003. This was partially offset by $1 million of gains recognized on settlement of obligations attributable to the use of internal resources rather than third parties to perform reclamation work. In addition, the coal mining business incurred $3 million of additional reclamation liabilities and incurred costs for work performed on asset retirement obligations of $2 million.

The Company had noncurrent restricted cash of approximately $52 million and $45 million set aside to fund the reclamation liabilities at December 31, 2004 and 2003, respectively. The following is pro-forma financial information of the Company assuming SFAS No. 143 had been in effect as of January 1, 2002:

	Years Ended December 31,		
(dollars in millions, except per share data)	2004 Actual	2003 Actual	2002 Pro-Forma
Asset Retirement Obligations, end of year	$ 138	$ 127	$ 115
SFAS 143 Expense	—	—	(8)
Net Loss	(458)	(711)	(866)
Loss Per Share	(0.67)	(1.26)	(2.13)

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 is effective for fiscal years beginning and certain transactions entered into after May 15, 2002. SFAS No. 145 requires gains and losses from the extinguishment of debt be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. Previously, FASB Statement No. 4 generally required all gains and losses from debt extinguished prior to maturity to be classified as an extraordinary item in the statement of operations. APB Opinion No. 30 requires that to qualify as an extraordinary item, the underlying event or transaction should possess a high degree of abnormality and be of a type clearly unrelated to, or only incidentally related to, the ordinary activities of the Company, and would not reasonably be expected to recur in the foreseeable future. Any gain or loss on extinguishment of debt classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 shall be reclassified. Upon adoption of SFAS No. 145, due to the recurring nature of its debt repurchases and exchanges, the Company reclassified the related gains previously classified as extraordinary gains during the year ended December 31, 2002 of $255 million in the statement of operations to other non-operating income.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities (excluding an entity newly acquired in a business combination), often referred to as "restructuring costs", and nullifies prior accounting guidance with respect to such costs. SFAS No. 146 will spread out the reporting of expenses related to restructurings initiated after 2002, because commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a liability for the anticipated costs. Under previous guidance, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. Instead, exit and disposal costs will be recorded when they are incurred and can be measured at fair value, and related liabilities will be subsequently adjusted for changes in estimated cash flows. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002, with no retroactive restatement allowed. On January 1, 2003, the Company adopted SFAS No. 146 for all restructuring activities that occurred after that date. Under SFAS No. 146, the Company can no longer record estimated losses upon the decision to exit a business.

In September 2002, the Emerging Issues Task Force ("EITF") addressed the accounting for convertible debt for equity exchanges in Issue 02-15: "Determining Whether Certain Conversions of Convertible Debt to Equity Securities Are within the Scope of FASB Statement No. 84" ("EITF 02-15"). The EITF concluded in EITF 02-15 that these types of transactions should be accounted for as induced conversions in accordance with FASB No. 84, "Induced Conversions of Convertible Debt" ("SFAS No. 84"). SFAS No. 84 requires a non-cash charge to earnings for the implied value of an inducement to convert from convertible debt to common equity securities of the issuer. The accounting is to be applied prospectively for those convertible debt for equity exchanges completed after September 11, 2002, the date of the EITF's consensus. The Company applied the provisions of SFAS No. 84 to all convertible debt for equity exchange transactions completed after June 30, 2002.

In December 2004, the FASB issued SFAS No. 123R, "Share Based Payment" ("SFAS No. 123R"). SFAS No. 123R requires that compensation cost relating to share-based payment transactions to be recognized in the financial statements based on the fair value of equity or liability instruments issued. SFAS No. 123R is effective for interim periods beginning July 1, 2005. The adoption of SFAS No. 123R is not expected to have a significant impact on the Company's financial position or results of operations as the Company adopted the expense recognition provisions of SFAS No. 123 in 1998.

In December 2004, the FASB issued SFAS No. 153, "Exchange of Nonmonetary Assets an Amendment of APB Opinion No. 29" ("SFAS No. 153"). SFAS No. 153 is effective for interim periods beginning July 1, 2005. Under SFAS No. 153, assets exchanged in non-monetary transactions will be measured at fair value, as long as the transaction has commercial substance and the fair value is determinable within reasonable limits. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS No. 153 is not expected to have a material effect on the Company's financial position or results of operations.

The results of CorpSoft and Software Spectrum's operations are included in the consolidated statements from the dates of acquisition. Level 3 expects these acquisitions will enable its information services business to leverage CorpSoft and Software Spectrum's customer base, worldwide presence and relationships to expand its portfolio of services.

Effective on December 31, 2002, CorpSoft was merged with and into Software Spectrum, with Software Spectrum being the surviving company.

The following is unaudited pro-forma financial information of the Company assuming the acquisitions of Sprint, ICG, Telverse and Genuity had occurred at the beginning of the periods presented:

	Pro-Forma Years ended December 31,	
	2004	2003
	(dollars in millions, except per share data)	
Revenue	$3,756	$4,200
Loss from Continuing Operations	(445)	(684)
Income from Discontinued Operations	—	6
Cumulative Effect of Change in Accounting Principle	—	5
Net Loss	(445)	(673)
Net Loss per Share	(0.65)	(1.19)

Included in the actual results and pro-forma financial information for the year ended December 31, 2004 are certain amounts which affect the comparability of the results, including gains of $197 million as a result of the early extinguishments of certain long-term debt, $113 million of termination revenue, a gain of approximately $23 million from the sale of Commonwealth Telephone Enterprises, Inc. common stock ("Commonwealth Telephone") and lease impairment charges of $14 million.

Included in the actual results and pro-forma financial information for the year ended December 31, 2003 are certain amounts which affect the comparability of the results, including $294 million of revenue related to a contract settlement for which the revenue had been in the process of being recognized over the contract term, a $70 million gain on the sale of the Company's interest in its toll road operations, $200 million of induced conversion expense as a result of the issuance of shares of Level 3 common stock in exchange for a portion of the Company's convertible debt, $45 million of restructuring charges, a $41 million gain resulting from the early extinguishment of debt and $50 million of income tax benefits.

extraordinary item in the statement of operations. APB Opinion No. 30 requires that to qualify as an extraordinary item, the underlying event or transaction should possess a high degree of abnormality and be of a type clearly unrelated to, or only incidentally related to, the ordinary activities of the Company, and would not reasonably be expected to recur in the foreseeable future. Any gain or loss on extinguishment of debt classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 shall be reclassified. Upon adoption of SFAS No. 145, due to the recurring nature of its debt repurchases and exchanges, the Company reclassified the related gains previously classified as extraordinary gains during the year ended December 31, 2002 of $255 million in the statement of operations to other non-operating income.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities (excluding an entity newly acquired in a business combination), often referred to as "restructuring costs", and nullifies prior accounting guidance with respect to such costs. SFAS No. 146 will spread out the reporting of expenses related to restructurings initiated after 2002, because commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a liability for the anticipated costs. Under previous guidance, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. Instead, exit and disposal costs will be recorded when they are incurred and can be measured at fair value, and related liabilities will be subsequently adjusted for changes in estimated cash flows. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002, with no retroactive restatement allowed. On January 1, 2003, the Company adopted SFAS No. 146 for all restructuring activities that occurred after that date. Under SFAS No. 146, the Company can no longer record estimated losses upon the decision to exit a business.

In September 2002, the Emerging Issues Task Force ("EITF") addressed the accounting for convertible debt for equity exchanges in Issue 02-15: "Determining Whether Certain Conversions of Convertible Debt to Equity Securities Are within the Scope of FASB Statement No. 84" ("EITF 02-15"). The EITF concluded in EITF 02-15 that these types of transactions should be accounted for as induced conversions in accordance with FASB No. 84, "Induced Conversions of Convertible Debt" ("SFAS No. 84"). SFAS No. 84 requires a non-cash charge to earnings for the implied value of an inducement to convert from convertible debt to common equity securities of the issuer. The accounting is to be applied prospectively for those convertible debt for equity exchanges completed after September 11, 2002, the date of the EITF's consensus. The Company applied the provisions of SFAS No. 84 to all convertible debt for equity exchange transactions completed after June 30, 2002.

In December 2004, the FASB issued SFAS No. 123R, "Share Based Payment" ("SFAS No. 123R"). SFAS No. 123R requires that compensation cost relating to share-based payment transactions to be recognized in the financial statements based on the fair value of equity or liability instruments issued. SFAS No. 123R is effective for interim periods beginning July 1, 2005. The adoption of SFAS No. 123R is not expected to have a significant impact on the Company's financial position or results of operations as the Company adopted the expense recognition provisions of SFAS No. 123 in 1998.

In December 2004, the FASB issued SFAS No. 153, "Exchange of Nonmonetary Assets an Amendment of APB Opinion No. 29" ("SFAS No. 153"). SFAS No. 153 is effective for interim periods beginning July 1, 2005. Under SFAS No. 153, assets exchanged in non-monetary transactions will be measured at fair value, as long as the transaction has commercial substance and the fair value is determinable within reasonable limits. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS No. 153 is not expected to have a material effect on the Company's financial position or results of operations.

Reclassifications

Certain prior year amounts may have been reclassified to conform to the current year presentation.

(2) Acquisitions

On October 1, 2004, the Company acquired the wholesale dial Internet access business of Sprint Communications Company, L.P. ("Sprint"). Level 3 paid $34 million in cash to acquire the business, which provides dial-up Internet access to leading Internet service providers throughout the United States and agreed to provide discounted services to Sprint that were valued at $5 million, which was accounted for as part of the purchase price. Level 3 and Sprint entered into a transition services agreement for the migration of customers onto the Level 3 network, which Level 3 expects to complete in mid-2005. During the migration period, until such time as a customer contract is assumed or assigned, amounts received for services provided by Sprint are accounted for as a reduction in purchase price as opposed to revenue. The net amount received prior to the assumption or assignment of these contracts totaled $5 million in 2004 and therefore reduced the purchase price to $29 million. At December 31, 2004, substantially all customer contracts had been assigned to Level 3 or Level 3 had entered into new contractual arrangements with the customers acquired from Sprint. The results of operations attributable to the Sprint assets acquired and liabilities assumed are included in the consolidated financial statements from the date of assumption or assignment of contracts.

On April 1, 2004, the Company acquired the wholesale dial access customer contracts of ICG Communications, Inc. ("ICG"). The Company agreed to pay approximately $35 million in cash to acquire the contracts and related equipment, which provides dial-up Internet access to various large customers and other leading ISPs. The terms of the agreement required Level 3 to pay $25 million at closing and additional payments of $5 million on both July 1, 2004 and October 1, 2004. The purchase price was subject to post-closing adjustments, but those adjustments were not material. Level 3 migrated the traffic from the customer contracts acquired from ICG onto its own network infrastructure and the migration was substantially complete by the end of 2004. The results of operations attributable to the ICG assets acquired and liabilities assumed are included in the consolidated financial statements from the date of acquisition.

Level 3 completed the acquisition of Telverse Communications, Inc. ("Telverse"), a provider of hosted IP-based voice services for enterprises, in July 2003 for approximately $29 million in Level 3 common stock (approximately 4.2 million shares) and $2 million in cash consideration. Telverse's revenues and results of operations are included in the consolidated statements of operations from the date of acquisition. The financial results of Telverse prior to acquisition were immaterial to Level 3. Management's preliminary allocation of the purchase price resulted in the consideration, including transaction costs, plus assumed liabilities exceeding the fair value of the identifiable tangible assets acquired by approximately $32 million, which was initially recorded as goodwill. The Company completed its assessment of the assets acquired and liabilities assumed in the Telverse transaction in the fourth quarter of 2003, which resulted in allocating the purchase price consideration primarily to developed technology acquired with an insignificant amount allocated to customer contracts.

In 2003, Level 3 completed the acquisition of substantially all of the assets and operations of Genuity, a Tier 1 Internet Protocol (IP) communications company. The total cash consideration, including transaction costs, was approximately $144 million including approximately $60 million in cash consideration to the Genuity Bankruptcy Estate plus approximately $77 million in cash to reimburse the estate for payments on assumed capital lease obligations related to network operating equipment.

In addition, Level 3 assumed certain of Genuity's long term operating agreements. Level 3 entered into certain transactions with Genuity prior to the acquisition of the assets and operations of Genuity by Level 3, whereby it received cash for communications services to be provided in the future. As a result of the acquisition, Level 3 could no longer amortize this deferred revenue into earnings and accordingly, reduced the purchase price applied to the net assets acquired in the Genuity transaction by $76 million, the amount of the unamortized deferred revenue balance on February 4, 2003. The preliminary fair value of the assets acquired and liabilities assumed was subsequently adjusted during 2003 based upon actual settlements between the Genuity Bankruptcy Estate and Level 3 for post closing adjustments, which reduced the purchase price paid by Level 3 by $35 million, as well as increased the liabilities assumed by $4 million. This resulted primarily in a decrease in the value assigned to property, plant and equipment and identifiable intangible assets. The results of operations attributable to the Genuity assets acquired and liabilities assumed are included in the consolidated financial statements from the date of acquisition.

In 2002, Level 3 completed the acquisition of the wholesale dial-up access business of McLeodUSA Incorporated for approximately $51 million in cash consideration and the assumption of certain operating liabilities related to that business. The acquisition included customer contracts, approximately 350 POPs (Points of Presence) and related facilities across the U.S., equipment, underlying circuits and certain employees. The acquisition enabled Level 3 to provide managed modem services in all 50 states with a coverage area that, at the time, included approximately 80 percent of the United States population, up from 37 states, and approximately 57 percent of the United States population. The allocation of the purchase price resulted in the cash consideration plus assumed liabilities exceeding the fair value of the identifiable tangible and intangible assets acquired by approximately $34 million, which was recorded as goodwill. Subsequent to the acquisition, the Company reevaluated excess equipment acquired in this acquisition and as a result decreased property, plant and equipment by $7 million to reflect the current carrying value of the assets. As a result, goodwill was increased to $41 million. In accordance with SFAS No. 142, the goodwill will be assessed annually for impairment based on the reporting unit to which it was assigned and will not be amortized. The results of operations attributable to the McLeod assets and liabilities are included in the consolidated financial statements from the date of acquisition.

In 2002, the Company completed the acquisition of Software Spectrum, Inc., a global provider, marketer and reseller of business software. Software Spectrum shareholders received $37 in cash from Level 3 for each share of Software Spectrum common stock. The total cash consideration, including outstanding options and expected transaction costs, was approximately $135 million. The transaction was valued at approximately $95 million, adjusted for Software Spectrum's $40 million cash position on the acquisition date. The $135 million purchase price, including transaction costs, exceeded the fair value of the net tangible and intangible assets by approximately $79 million based on a valuation of the assets acquired and an estimate of liabilities assumed. Subsequent to the initial valuation, the Company has made immaterial changes to the purchase price allocation.

In 2002, the Company acquired privately held CorpSoft, Inc., a global provider, marketer and reseller of business software. Level 3 agreed to pay approximately $89 million in cash and retire approximately $37 million in debt to acquire CorpSoft. The transaction was valued at approximately $95 million, adjusted for CorpSoft's $34 million cash position on the acquisition date. The $129 million cash purchase price, including transaction costs, exceeded the fair value of the net tangible and intangible assets by approximately $131 million based on a valuation of the assets acquired and an estimate of liabilities assumed. Subsequent to the initial valuation, the Company has made immaterial changes to the purchase price allocation.

The results of CorpSoft and Software Spectrum's operations are included in the consolidated statements from the dates of acquisition. Level 3 expects these acquisitions will enable its information services business to leverage CorpSoft and Software Spectrum's customer base, worldwide presence and relationships to expand its portfolio of services.

Effective on December 31, 2002, CorpSoft was merged with and into Software Spectrum, with Software Spectrum being the surviving company.

The following is unaudited pro-forma financial information of the Company assuming the acquisitions of Sprint, ICG, Telverse and Genuity had occurred at the beginning of the periods presented:

	Pro-Forma Years ended December 31,	
	2004	2003
	(dollars in millions, except per share data)	
Revenue	$3,756	$4,200
Loss from Continuing Operations	(445)	(684)
Income from Discontinued Operations	—	6
Cumulative Effect of Change in Accounting Principle	—	5
Net Loss	(445)	(673)
Net Loss per Share	(0.65)	(1.19)

Included in the actual results and pro-forma financial information for the year ended December 31, 2004 are certain amounts which affect the comparability of the results, including gains of $197 million as a result of the early extinguishments of certain long-term debt, $113 million of termination revenue, a gain of approximately $23 million from the sale of Commonwealth Telephone Enterprises, Inc. common stock ("Commonwealth Telephone") and lease impairment charges of $14 million.

Included in the actual results and pro-forma financial information for the year ended December 31, 2003 are certain amounts which affect the comparability of the results, including $294 million of revenue related to a contract settlement for which the revenue had been in the process of being recognized over the contract term, a $70 million gain on the sale of the Company's interest in its toll road operations, $200 million of induced conversion expense as a result of the issuance of shares of Level 3 common stock in exchange for a portion of the Company's convertible debt, $45 million of restructuring charges, a $41 million gain resulting from the early extinguishment of debt and $50 million of income tax benefits.

The following are the estimated fair value of assets acquired and liabilities assumed in the Sprint, ICG, Telverse, Genuity, McLeod, and CorpSoft/Software Spectrum transactions as of their respective acquisition dates after reflecting post-closing purchase price adjustments.

	Sprint	ICG	Telverse	Genuity	McLeod	CorpSoft/ Software Spectrum
	(dollars in millions)					
Assets:						
Cash and cash equivalents	$ —	$ —	$ —	$ —	$ —	$ 74
Accounts receivable	—	—	—	—	—	264
Other current assets	3	2	—	50	—	21
Property, plant and equipment, net	—	—	1	246	12	19
Identifiable intangibles	31	37	32	107	49	75
Goodwill	—	—	—	—	41	207
Other assets	—	—	—	22	—	12
Total Assets	34	39	33	425	102	672
Liabilities:						
Accounts payable	—	—	2	—	—	319
Accrued payroll	—	—	—	—	—	38
Other current liabilities	—	4	—	56	43	30
Current portion of long-term debt	—	—	—	121	8	—
Long-term debt	—	—	—	188	—	—
Deferred revenue — Genuity	—	—	—	6	—	—
Deferred revenue — Level 3	5	—	—	(76)	—	—
Other liabilities	—	—	—	21	—	21
Total Liabilities	5	4	2	316	51	408
Purchase Price	$ 29	$ 35	$ 31	$109	$ 51	$264

The fair value of the assets acquired and liabilities assumed in the Genuity transaction were determined based on a valuation completed in May 2003. Subsequently in 2003, Level 3 changed the purchase price allocation by increasing the preliminary fair value of the assets to be sold to CenturyTel, Inc. ("CenturyTel") (See Note 3) to $16 million to reflect the actual proceeds received from CenturyTel. A corresponding decrease in property, plant and equipment and identifiable intangibles was recorded in conjunction with this adjustment.

In July 2003, the Company sold the former Genuity headquarters building for approximately $20 million in cash. Level 3 did not recognize a gain or loss on this transaction as the fair value assigned in purchase accounting approximated the sale price. The Company continued leasing the facility through 2003.

During the second quarter of 2003, the Company exited the managed hosting portion of the business it acquired through the Genuity transaction. The Company's hosting customers and operations are being served by Computer Sciences Corporation ("CSC"). Due to the decision to exit the managed hosting portion of the business, which had been contemplated at the time of acquisition, the net operating results of the business have not been consolidated in the consolidated statement of operations. Level 3 did not realize any proceeds from the sale of the hosting business to CSC.

The following is the summarized results of operations of the managed hosting business for the period ended May 24, 2003 (since acquisition on February 4, 2003).

Revenue	$14
Operating Loss	(1)

Level 3's management continues to review the Company's existing lines of business and service offerings to determine how those lines of business and service offerings assist with the Company's focus on delivery of communications and information services and meeting its financial objectives. To the extent that certain lines of business or service offerings are not considered to be compatible with the delivery of communications and information services or with obtaining financial objectives, Level 3 may exit those lines of business or stop offering those services.

(3) Discontinued Operations

On December 31, 2003, Level 3 sold MFON to CenturyTel for approximately $16 million. MFON is a regional communications system located in the midwestern United States and was acquired by Level 3 as part of the Genuity transaction in February 2003. Level 3 adjusted the value of MFON assets from its original estimated value, pursuant to the one-year "allocation period" provisions of SFAS No. 141, to match the proceeds from this transaction. As a result, the Company did not recognize a gain or loss on the disposition of MFON.

The following is the summarized results of operations of the MFON business for the period ended December 31, 2003 (since acquisition on February 4, 2003).

Revenue	$16
Costs and Expenses:	
Cost of revenue	2
Selling, general and administrative	2
Total costs and expenses	4
Income from Operations	12
Loss from Sale of Discontinued Operations	—
Income from Discontinued Operations	$12

In June 2003, Software Spectrum announced that it was exiting the contact services business in order to concentrate on the software reseller business. In conjunction with this decision, Software Spectrum sold substantially all of the contact services business to H.I.G. Capital for approximately $4 million in cash. Software Spectrum recorded a loss within discontinued operations of approximately $9 million on the sale.

The following is the summarized results of operations of the contact services business for the period through June 18, 2003 and the period from acquisition (June 18, 2002) through December 31, 2002.

	2003	2002
Revenue	$38	$37
Costs and Expenses:		
Cost of revenue	25	24
Depreciation and amortization	1	1
Selling, general and administrative	10	10
Total costs and expenses	36	35
Income from Operations	2	2
Loss from Sale of Discontinued Operations	(9)	—
Income (Loss) from Discontinued Operations	$(7)	$ 2

In December 2001, Level 3 agreed to sell its Asian telecommunications business for no cash consideration. Level 3 recorded an impairment loss equal to the difference between the carrying value of the assets and their fair value in 2001. Based on the terms of the agreement, the Company was required to pay approximately $49 million for certain capital obligations and estimated transaction costs in 2002.

(4) Settlement Revenue

Level 3 and McLeod entered into an agreement on November 1, 2004, whereby McLeod will return certain intercity dark fiber provided by Level 3 under a 1999 agreement and will provide discounted network services to Level 3 in exchange for cash and other consideration. Cash received under the 1999 agreement was deferred and amortized to revenue over the 20-year term of the agreement. Level 3 has no further service obligations with respect to the fiber and therefore recognized the $98 million of remaining unamortized deferred revenue for the fiber returned as non-cash termination revenue. The Company allocated the amounts paid to McLeod to fiber and prepaid network expenses. The value of the fiber returned was determined based on the capital costs that would be avoided in pulling additional fiber in certain segments of the Company's intercity network where fiber inventory would need to be replenished in the next three years. The prepaid network expense was valued based on the amount of discounted network expense services the Company expects to realize through purchases of these services on McLeod's network.

In February 2003, Level 3 and XO Communications ("XO") amended their 1998 IRU agreement. As part of the 1998 agreement, XO purchased 24 fibers and one empty conduit along Level 3's North American intercity network. The amended agreement, among other things, required XO to return six fibers and the empty conduit to Level 3. In return, Level 3, 1) reduced the annual operations and maintenance charges that XO was required to pay under the original agreement, 2) provided XO an option, expiring July 2007, to acquire a 20 year IRU for a single conduit within or along Level 3's intercity network and 3) provided XO an option to purchase up to 25% of the fiber installed in the next conduit within or along each segment of the intercity network.

As individual segments were delivered to XO, Level 3 deferred and amortized the revenue attributable to the conduit over the term of the original agreement. As a result of the amended agreement, Level 3 has no further service obligation with respect to the original conduit, and thus recognized $294 million of communications revenue, which was the remaining unamortized deferred revenue from the original sale of the conduit, less the fair values of the operations and maintenance services, and options to purchase fiber and conduit provided by Level 3 under the amended agreement. The values of the services and options to purchase fiber and conduit were determined based on the fair value of similar services and assets.

(5) Restructuring and Impairment Charges

In the second quarter of 2002, Level 3 recorded restructuring charges of $3 million for costs associated with a workforce reduction of approximately 200 employees in the communications business in North America and Europe. The Company was able to record benefits of $13 million for the year ending December 31, 2002, due to the termination of leases for less than had originally been estimated and recorded in 2001, and included the reduction of expense in Restructuring and Impairment Charges in the 2002 consolidated statement of operations.

In the third quarter of 2002, the Company recorded a restructuring charge of $5 million primarily for severance and employee related costs associated with the integration of CorpSoft and Software Spectrum. Approximately 100 employees, primarily in Boston, were affected by the workforce reduction.

In the first quarter of 2003, Level 3 announced workforce reductions that affected approximately 1,200 employees in the communications business. These actions were primarily a result of the integration of acquired operations from the Genuity transaction into Level 3's operations and the Company matching its European costs with expected revenues. The Company recorded restructuring charges of approximately $26 million related to these actions during the year ended December 31, 2003. The remaining obligation of $4 million with respect to this action was paid during 2004.

The information services business recognized for the year ended December 31, 2003, approximately $19 million of restructuring charges related to the ongoing integration and restructuring of Software Spectrum, as well as the closure of (*i*)Structure's systems integration operations in Europe. These actions affected approximately 600 employees and resulted in the closure of certain facilities. Included in the $19 million of restructuring charges, were $6 million of accrued lease termination costs for facilities it has ceased using.

The Company recorded lease impairment charges of $14 million for real property leases in North America and Europe in the fourth quarter of 2004. The charge resulted from ceasing use of certain leased space, the signing of subleases for existing vacant space at lower than estimated rates, and extending the estimated sublease dates for other vacant properties due to current market conditions. The Company paid approximately $3 million of facilities related costs in 2004 for restructuring charges recorded in 2001.

In 2004, the information services business recognized approximately $2 million of restructuring charges related to the ongoing integration and restructuring of Software Spectrum announced in 2003. In total, the information services business paid approximately $8 million of costs during 2004, including $4 million for employee related matters and $4 million in facilities related costs associated with the 2003 and 2004 integration and restructuring actions.

A summary of the restructuring charges and related activity follows:

	Severance and Related		Facilities Related
	Number of Employees	Amount	Amount
		(in millions)	(in millions)
Balance December 31, 2001	354	$ 17	$ 41
2002 Charges	300	8	—
2002 Reductions of 2001 Charges	—	—	(13)
2002 Payments	(599)	(22)	(18)
Balance December 31, 2002	55	3	10
2003 Charges	1,717	39	6
2003 Payments	(1,663)	(35)	(4)
Balance December 31, 2003	109	7	12
2004 Charges	80	1	15
2004 Payments	(189)	(8)	(8)
Balance December 31, 2004	—	$ —	$ 19

Lease termination obligations of $19 million are expected to be paid over the terms of the impaired leases, which extend to 2015, if the Company is unable to negotiate a buyout of the leases.

Impairments

The Company at least annually, or as events or circumstances change that could impact the recoverability of the carrying value of its communications and information services assets, conducts a comprehensive review of the carrying value of its communications assets to determine if the carrying amount of the communication assets are recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). Level 3 separately evaluates for impairment its colocation facilities, certain excess conduits and its communications network (including electronics, fiber, conduits and customer premise equipment) as these are the lowest levels with separately identifiable cash flows. The impairment analysis of these assets are based on long term cash flow forecasts of operating results and sales of assets over their estimated useful lives. The Company concluded that the assets were not impaired as of December 31, 2004. Management will continue to assess the Company's assets for impairment as events occur or as industry conditions warrant.

The Company recorded impairment charges of $101 million in 2002 related to a colocation facility near Boston, as well as abandoned lateral fiber builds, certain corporate facilities in Colorado and excess communications inventory. As a result of the completion of additional colocation space in Boston by other providers, the continued overabundance of communications equipment in the secondary markets, and the soft demand for office space in the metropolitan Denver area, the Company believed that these assets were obsolete and that the estimated future undiscounted cash flows attributable to these assets were insufficient to recover their carrying value. The new carrying values of these assets were based on offers received from third parties for the real estate properties or actual sales of similar communications assets.

In December 2002, Level 3 sold one of its New York colocation facilities and the colocation facility near Boston. The Company leased back 3 of 10 floors of the New York colocation facility. The Company recognized a loss on these transactions of approximately $81 million, which is included in Restructuring and Impairment Charges on the 2002 consolidated statement of operations.

(6) Sale of Toll Road Operations

On January 3, 2003, California Private Transportation Company ("CPTC"), a majority owned subsidiary of the Company, sold the "91 Express Lanes" toll road assets in Orange County, California to the Orange County Transportation Authority. The Company received net proceeds from the sale of $46 million and recorded a gain of approximately $70 million in Other, net in the consolidated statement of operations. The Company's total long-term debt was reduced by approximately $139 million as a result of the sale as the debt incurred to finance the construction of the toll road had been consolidated due to the Company's 65% equity interest in CPTC.

(7) Loss Per Share

The Company had a loss from continuing operations for the three years ended December 31, 2004. Therefore, the dilutive effect of the approximately 171 million, 83 million and 156 million shares issuable pursuant to the five, four and three series of convertible notes at December 31, 2004, 2003, and 2002 respectively, have not been included in the computation of diluted loss per share because their inclusion would have been anti-dilutive to the computation. In addition, the dilutive effect of the approximately 49 million, 52 million and 54 million options and warrants outstanding at December 31, 2004, 2003 and 2002 respectively, have not been included in the computation of diluted loss per share because their inclusion would have been anti-dilutive to the computation.

The following details the loss per share calculations for the Level 3 common stock (dollars in million, except per share data):

	Year Ended		
	2004	2003	2002
Loss from Continuing Operations	$ (458)	$ (721)	$ (860)
Income from Discontinued Operations	—	5	2
Cumulative Effect of Change in Accounting Principle	—	5	—
Net Loss	$ (458)	$ (711)	$ (858)
Total Number of Weighted Average Shares Outstanding used to Compute Basic and Dilutive Earnings Per Share (in thousands)	683,846	565,931	407,317
Earnings (Loss) Per Share of Level 3 Common Stock (Basic and Diluted):			
Loss from Continuing Operations	$ (0.67)	$ (1.28)	$ (2.11)
Income from Discontinued Operations	$ —	$ 0.01	$ —
Cumulative Effect of Change in Accounting Principle	$ —	$ 0.01	$ —
Net Loss	$ (0.67)	$ (1.26)	$ (2.11)

(8) Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to determine classification and fair values of financial instruments:

Cash and Cash Equivalents

Cash equivalents generally consist of funds invested in highly liquid instruments purchased with an original maturity of three months or less. The securities are stated at cost, which approximates fair value.

Marketable and Restricted Securities

In 2004, marketable securities consist of U.S. Treasury securities that are characterized as held to maturity. Marketable securities in 2003 are comprised of the investment in the common stock of Commonwealth Telephone and are classified as available for sale. Restricted securities consist primarily of cash investments that serve to collateralize outstanding letters of credit and certain operating obligations of the Company. The cost of the securities used in computing unrealized and realized gains and losses is determined by specific identification. Fair values are estimated based on quoted market prices for the securities. The net unrealized holding gains and losses for marketable securities classified as available for sale are included in accumulated other comprehensive income (loss) within stockholders' equity (deficit). The unrealized holding gains and losses for securities characterized as held to maturity are not reflected in the consolidated financial statements.

At December 31, 2004 and 2003 the unrealized holding gains and losses on the marketable securities were as follows:

	Cost	Unrealized Holding Gains	Unrealized Holding Losses	Fair Value
		(dollars in millions)		
2004				
Marketable Securities:				
U.S. Treasury securities—Current	$225	$ —	$ —	$225
U.S. Treasury securities—Noncurrent	114	—	(1)	113
	$339	$ —	$ (1)	$338
2003				
Marketable Securities:				
Commonwealth Telephone common stock	$ 18	$ 24	$ —	$ 42

Scheduled maturities of marketable securities held at December 31, 2004 are as follows (dollars in millions): 2005—$225; 2006—$114.

The Company recognized $32 million of realized gains from the sale of marketable equity securities in 2004 which are reflected in Other, net on the consolidated statement of operations. The Company did not recognize any realized gains and losses on sales of marketable equity securities in 2003. The Company recognized $14 million of losses in 2002 from the sale of marketable securities; all of which were attributable to foreign currency losses on securities denominated in Euros.

Maturities for the restricted securities have not been presented, as the types of securities are either cash or money market mutual funds which do not have a single maturity date.

Long-Term Debt

The fair value of long-term debt was estimated using the December 31, 2004 and 2003 average of the bid and ask price for the publicly traded debt instruments. The GMAC Commercial Mortgage is not traded in an organized public manner. The fair value of this instrument is assumed to approximate its carrying value at December 31, 2004 and 2003 as it is secured by underlying assets and has a variable interest rate thus minimizing credit and interest rate risks. The 9% Convertible Senior Discount Notes due 2013 included within Long-term Debt is not traded in an organized public manner. The fair value of this note was calculated using a convertible model which uses the Black-Scholes valuation model to value the equity portion of the security and bond math to value the debt portion of the security (using market yields on other Level 3 traded debt).

The carrying amount and estimated fair values of Level 3's financial instruments are as follows:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(dollars in millions)			
Cash and Cash Equivalents	$ 443	$ 443	$1,129	$1,129
Marketable Securities—Current	225	225	42	42
Marketable Securities—Noncurrent	114	113	—	—
Restricted Securities—Current	48	48	74	74
Restricted Securities—Noncurrent	67	67	61	61
Investments (Note 13)	5	5	6	22
Long-term Debt, including current portion (Note 14)	5,211	4,446	5,375	4,798

(9) Receivables

Receivables at December 31, 2004 and 2003 were as follows:

	Communications	Information Services	Coal	Total
2004				
Accounts Receivable:				
Services and Software Sales	$138	$418	$12	$568
Allowance for Doubtful Accounts	(17)	(6)	—	(23)
Total	$121	$412	$12	$545
2003				
Accounts Receivable:				
Services and Software Sales	$134	$453	$11	$598
Allowance for Doubtful Accounts	(20)	(8)	—	(28)
Total	$114	$445	$11	$570

The Company recognized bad debt expense in selling, general and administrative expenses of $3 million, $7 million and $7 million in 2004, 2003 and 2002, respectively. Level 3 received $2 million, $4 million and $1 million of proceeds for amounts previously deemed uncollectible in 2004, 2003 and 2002, respectively. The Company decreased accounts receivable and allowance for doubtful accounts by approximately $8 million, $8 million and $23 million in 2004, 2003 and 2002, respectively, for previously reserved amounts the Company deemed as uncollectible.

(10) Other

At December 31, 2004 and 2003 other current assets consisted of the following:

	2004	2003
	(dollars in millions)	
Deferred Costs	$ 65	$ 63
Prepaid Assets	45	46
Debt Issuance Costs, net	16	15
Other	15	16
	$141	$140

Deferred costs include deferred software and other related costs attributable to the information services business and are related to future revenues.

(11) Net Property, Plant and Equipment

Costs associated directly with expansions and improvements to the communications network and customer installations, including employee related costs, have been capitalized. The Company generally capitalizes costs associated with network construction, provisioning of services and software development. Capitalized labor and related costs associated with employees and contract labor working on capital projects were approximately $66 million, $61 million, and $66 million, for the years ended December 31, 2004, 2003 and 2002, respectively. Included in capitalized labor and related costs was $2 million, $4 million and $7 million of capitalized non-cash compensation costs related to options and warrants granted to employees for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company continues to develop business support systems required for its business plan. The external direct costs of software, services, and payroll and payroll related expenses for employees directly associated with developing the business support systems are capitalized. Upon completion of a project, the total cost of the business support system is amortized over an estimated useful life of three years. If it is determined that these assets are not expected to provide future benefit, either in whole or in part, then that asset will be accounted for as abandoned and impaired asset in accordance with SFAS No. 144.

In 2002, Level 3 either sold or entered into sale leaseback transactions for colocation facilities in London, Boston and New York City. The carrying value of these assets at the time of these transactions was approximately $167 million and the Company received approximately $91 million in gross proceeds, and recorded related losses within loss from operations in the consolidated statement of operations.

Level 3 has been able to finalize negotiations and claims on several of its large multi-year network construction projects. As a result, the Company was able to release approximately $8 million, $28 million and $215 million of capital expenditure accruals for the years ended December 31, 2004, 2003 and 2002, respectively, that had previously been reported as property, plant and equipment. In the ordinary course of business, as construction projects come to a close, the Company reviews the final amounts due and settles any outstanding amounts related to these contracts which can result in changes to estimated costs of the construction projects.

Included in Land and Mineral Properties are mineral properties related to the coal business with a cost basis of approximately $5 million for the years ended December 31, 2004 and 2003, respectively. The remaining Land and Mineral Properties balance of approximately $184 million and $179 million for the year ended December 31, 2004 and 2003, respectively, represent owned assets of the communications and information services businesses, including land improvements. The coal mineral properties include owned and leased assets. The various coal lease agreements require minimum lease payments and provide for royalty or overriding royalty payments based on the tons of coal mined or sold from the properties. Depletion on the mineral properties is provided on a units-of-extraction basis determined in relation to coal committed under sales contracts.

Capitalized business support systems and network construction costs that have not been placed in service have been classified as construction-in-progress within property, plant and equipment below.

At December 31, 2004 and 2003, property, plant and equipment were as follows:

	Cost	Accumulated Depreciation	Book Value
	(dollars in millions)		
December 31, 2004			
Land and Mineral Properties	$ 189	$ (18)	$ 171
Facility and Leasehold Improvements:			
Communications	1,388	(281)	1,107
Information Services	28	(6)	22
Coal Mining	149	(145)	4
Network Infrastructure	4,379	(1,004)	3,375
Operating Equipment:			
Communications	1,843	(1,219)	624
Information Services	91	(68)	23
Coal Mining	74	(68)	6
Furniture, Fixtures and Office Equipment	122	(101)	21
Other	24	(14)	10
Construction-in-Progress	45	—	45
	$8,332	$(2,924)	$5,408

	Cost	Accumulated Depreciation	Book Value
	(dollars in millions)		
December 31, 2003			
Land and Mineral Properties	$ 184	$ (19)	$ 165
Facility and Leasehold Improvements:			
Communications	1,351	(200)	1,151
Information Services	27	(5)	22
Coal Mining	149	(144)	5
Network Infrastructure	4,364	(740)	3,624
Operating Equipment:			
Communications	1,617	(959)	658
Information Services	93	(63)	30
Coal Mining	73	(67)	6
Furniture, Fixtures and Office Equipment	119	(86)	33
Other	33	(16)	17
Construction-in-Progress	16	—	16
	$8,026	$(2,299)	$5,727

Depreciation expense was $630 million in 2004, $766 million in 2003 and $776 million in 2002. In 2004 and 2003, a significant portion of assets with assigned useful lives of 3 to 5 years became fully depreciated.

(12) Goodwill and Intangibles, net

Goodwill and Intangibles, net at December 31, 2004 and 2003 were as follows (dollars in millions):

	Goodwill	Intangibles
December 31, 2004		
Sprint	$ —	$ 28
ICG	—	23
Telverse	—	23
Genuity	—	55
McLeod	41	—
Software Spectrum (including Corpsoft)	202	55
XCOM	30	—
	$273	$184
December 31, 2003		
Telverse	$ —	$ 29
Genuity	—	79
McLeod	41	11
Software Spectrum (including Corpsoft)	207	62
XCOM	30	—
	$278	$181

The Company adopted the provisions of SFAS No. 142 in January 2002. SFAS No. 142 requires companies to segregate identifiable intangible assets acquired in a business combination from goodwill. The remaining goodwill is no longer subject to amortization over its estimated useful life. However, the carrying amount of the goodwill must be assessed at least annually for impairment using a fair value based test. Level 3 has acquired several businesses since the adoption of SFAS No. 142 that resulted in goodwill.

In October 2004, Level 3 acquired the wholesale dial Internet access business of Sprint. As part of the preliminary purchase price allocation, Level 3 valued the customer relationships and contracts at $31 million and is amortizing this asset over an estimated life of three years.

In April 2004, Level 3 purchased managed modem contracts and related equipment from ICG. As part of the preliminary purchase price allocation, Level 3 valued the customer relationships and contracts at $37 million and is amortizing this asset over a period equal to the term of the primary customer contract acquired of two years.

In July 2003, Level 3 purchased Telverse Communications, Inc. for approximately $31 million in Level 3 common stock, cash consideration and transaction costs. This acquisition resulted in identifiable intangible assets of $32 million primarily related to developed technology acquired with an insignificant amount allocated to customer contracts. The Company is amortizing the intangible assets over an estimated life of five years.

Level 3 purchased substantially all of the assets and operations of Genuity in February 2003. The initial fair value of the assets, adjusted for subsequent purchase price adjustments, indicated that the assets acquired net of the Company's estimate of obligations assumed was in excess of the purchase price paid by $86 million. As a result, the Company did not recognize goodwill in this transaction and reallocated the negative goodwill against the long-lived asset values in accordance with SFAS No. 141. The Company has attributed approximately $107 million of the Genuity purchase price to identifiable intangible assets, including $79 million to specific customer contracts and $28 million to the existing customer base. Level 3 is amortizing these intangibles over periods ranging from 3 to 5 years, with a weighted average remaining life of 3.2 years at December 31, 2004. The intangibles acquired as part of the Genuity transaction were adjusted during the fourth quarter of 2003 from their previously allocated values to reflect changes in the purchase price allocation and the settlement with the Genuity Bankruptcy Estate described in Note 2.

Level 3 completed the acquisition of McLeod's wholesale dial-up business in 2002. The Company has attributed approximately $49 million of the purchase price to customer contracts with an amortization period equal to the remaining term of the primary contract of approximately 30 months at the date of acquisition. The purchase price in excess of the fair value allocated to identifiable tangible and intangible assets resulted in goodwill of $41 million.

The acquisition of CorpSoft was completed in 2002. The $129 million cash purchase price, including transaction costs, exceeded the fair value of the net assets by approximately $131 million based on a valuation of the assets acquired and estimates of the liabilities assumed. The Company has attributed approximately $26 million of the purchase price to a customer relationship intangible asset with an amortization period equal to ten years.

In 2002, the Company completed the acquisition of Software Spectrum, Inc. The $135 million purchase price, including transaction costs, exceeded the estimated fair value of the net assets by approximately $79 million based on a valuation of the assets acquired and estimates of the liabilities assumed. The Company has attributed approximately $49 million of the purchase price to a customer relationship intangible asset with an amortization period equal to ten years.

In 2004, the Company determined that $5 million of obligations included in the original purchase price allocation for CorpSoft and Software Spectrum were no longer required. As a result, the Company reduced the goodwill attributable to the acquisitions by $5 million in 2004.

At December 31, 2004 and 2003, the Company had $30 million of goodwill attributable to the acquisition of XCOM in 1998.

At December 31, 2004 and 2003 identifiable intangible assets were as follows (dollars in millions):

	Cost	Accumulated Amortization	Book Value
December 31, 2004			
Customer Contracts:			
Sprint	$ 31	$ (3)	$ 28
ICG	37	(14)	23
Genuity	28	(11)	17
McLeod	49	(49)	—
Customer Relationships:			
Genuity	79	(41)	38
Software Spectrum (including CorpSoft)	75	(20)	55
Technology:			
Telverse	32	(9)	23
	$331	$(147)	$184

	Cost	Accumulated Amortization	Book Value
December 31, 2003			
Customer Contracts:			
Genuity	$ 28	$ (6)	$ 22
McLeod	49	(38)	11
Customer Relationships:			
Genuity	79	(22)	57
Software Spectrum (including CorpSoft)	75	(13)	62
Technology:			
Telverse	32	(3)	29
	$263	$(82)	$181

Goodwill attributable to these acquisitions has been or will be assessed at least annually for impairment in accordance with SFAS No. 142, beginning with the first anniversary of the acquisition and December 31 of each year thereafter.

Intangible asset amortization expense was $65 million, $61 million and $25 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The amortization expense related to intangible assets currently recorded on the Company's books for each of the five succeeding years is estimated to be the following for the years ended December 31: 2005—$68 million; 2006—$54 million; 2007—$25 million; 2008—$11 million and 2009—$8 million.

(13) Other Assets, net

At December 31, 2004 and 2003 other assets consisted of the following:

	2004	2003
	(dollars in millions)	
Debt Issuance Costs, net	$67	$ 64
Investments	5	6
Prepaid Network Assets	—	2
Prepaid Operating and Maintenance Costs	—	18
Other	24	10
	$96	$100

At the beginning of 2004, the Company held equity positions in two publicly traded companies: Commonwealth Telephone and RCN Corporation ("RCN"). Commonwealth Telephone owns Commonwealth Telephone Company, an incumbent local exchange carrier operating in various rural Pennsylvania markets, and CTSI, Inc. a competitive local exchange carrier. RCN is a facilities-based provider of bundled local and long distance phone, cable television and Internet services to residential markets primarily on the East and West coasts as well as Chicago.

In 2002, Level 3 Holdings, Inc., a wholly owned subsidiary of the Company, agreed to acquire from Mr. David C. McCourt, a director of the Company at the time, his 10% interest in Level 3 Telecom Holdings, Inc., the Company's subsidiary that indirectly held the Company's ownership interests in RCN and Commonwealth Telephone. The total cash consideration paid to Mr. McCourt in this transaction was $15 million and was accounted for as an increase in the carrying value of the Commonwealth Telephone and RCN investments.

In 2002, the Company sold in two separate transactions, approximately 9.6 million shares of common stock of Commonwealth Telephone. The Company received approximately $362 million of proceeds from these transactions and recorded a gain on the disposition of $191 million, which is included in Other, net on the consolidated statement of operations.

As a result of these transactions, the Company owned approximately 4% of the total Commonwealth Telephone shares outstanding as of December 31, 2002 through its ownership of 1,017,061 shares of Class B common stock. Class B common shareholders are entitled to 15 votes for every share held. Therefore, the Company held a 29% voting interest in Commonwealth Telephone at December 31, 2002. Due primarily to the Company's significant voting interest in Commonwealth Telephone, the Company accounted for the investment using the equity method prior to the recapitalization discussed below.

In September 2003, the shareholders of Commonwealth Telephone approved a recapitalization agreement that provided for the reclassification and conversion of each outstanding share of Commonwealth Telephone Class B common stock into 1.09 shares of Commonwealth Telephone common stock. This recapitalization reduced Level 3's equity and voting interest to approximately 4.6% and as a result, the Company accounted for its investment using the cost method effective in September 2003. At December 31, 2003, Level 3 reflected the Commonwealth Telephone shares as available for sale marketable securities, and, accordingly, reflected the Commonwealth Telephone shares at their fair market value of $42 million at December 31, 2003 on the consolidated balance sheet.

In January 2004, the Company sold its remaining shares in Commonwealth Telephone for $41 million in cash, resulting in a gain of approximately $23 million.

On December 31, 2003, Level 3 owned approximately 27 million shares of RCN common stock representing approximately 22% of the outstanding shares of RCN. The Company accounts for its investment in RCN using the equity method. However, Level 3 has not recognized its proportionate share of RCN's losses since 2000, when Level 3's share of RCN's losses exceeded Level 3's remaining carrying amount for the investment and because Level 3 did not have additional financial commitments to RCN. The Company's investment in RCN, including goodwill, was zero at December 31, 2003. The market value of the Company's investment in RCN was $18 million at December 31, 2003.

In May 2004, RCN filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. In December 2004, RCN emerged from bankruptcy protection and the old equity holders received warrants equal to less than 0.25% of the common stock of the new RCN entity. The Company's carrying value of this investment was zero at December 31, 2004 and the market value of its investment in RCN was not significant.

As of the date of completion of the Genuity transaction, Level 3 was obligated as part of certain capital lease agreements, to purchase approximately $30 million of operating and maintenance ("O&M") services from suppliers over the next four years. At the acquisition date, Level 3 recorded both a prepaid asset and an obligation for the value of the services to be provided. As of December 31, 2003, the Company has reflected the current ($9 million) and remaining noncurrent ($15 million) portions of the O&M payments due under these arrangements.

As a result of the 2004 settlement with Allegiance Telecom, Inc., (See Note 14) certain O&M obligations payable to Allegiance were eliminated. The Company will amortize less than $1 million of the remaining prepaid expenses in 2005 related to these agreements.

(14) Long-Term Debt

At December 31, 2004 and 2003, long-term debt was as follows:

	2004	2003
	(dollars in millions)	
Senior Secured Term Loan (9.375% due 2011)	$ 730	$ —
Senior Notes (9.125% due 2008)	954	1,204
Senior Notes (11.0% due 2008)	132	362
Senior Discount Notes (10.5% due 2008)	144	409
Senior Euro Notes (10.75% due 2008)	68	400
Convertible Senior Notes (2.875% due 2010)	374	374
Senior Discount Notes (12.875% due 2010)	475	420
Senior Euro Notes (11.25% due 2010)	142	130
Senior Notes (11.25% due 2010)	96	96
Senior Notes (10.75% due 2011)	500	500
Convertible Senior Notes (5.25% due 2011)	345	—
Convertible Senior Discount Notes (9.0% due 2013)	230	211
Convertible Subordinated Notes (6.0% due 2009)	362	362
Convertible Subordinated Notes (6.0% due 2010)	514	514
Commercial Mortgages:		
GMAC (4.89% due 2003-2005)	117	119
Capital leases assumed in Genuity transaction	24	268
Other	4	6
	5,211	5,375
Less current portion	(144)	(125)
	$5,067	$5,250

Debt Exchanges and Repurchases

Beginning in 2001, Level 3 began repurchasing several series of its public debt, including its two series of convertible debt, in exchange for Level 3 common stock. In August 2002, the SEC staff notified certain public companies and accounting firms that it was reviewing the accounting treatment for certain transactions involving the conversion of convertible debt pursuant to inducements made to prompt conversion of the debt to equity securities of the issuer. The SEC staff acknowledged that there was diversity in accounting practice and asked the Emerging Issues Task Force of the Financial Accounting Standards Board to address the issue as part of its September 2002 agenda.

In September 2002, the EITF issued EITF 02-15. The EITF concluded that these types of transactions should be accounted for as induced conversions in accordance with SFAS No. 84. SFAS No. 84 requires a non-cash charge to earnings for the implied value of an inducement to convert from convertible debt to common equity securities of the issuer. In addition, under SFAS No. 84, a gain or loss on early extinguishment of debt, as applicable, is not recorded upon the conversion of convertible debt. The accounting is to be applied prospectively for those convertible debt for equity exchanges completed after September 11, 2002, the date of the EITF's consensus. The Company applied the provisions of SFAS No. 84 to all convertible debt for equity exchange transactions completed subsequent to the second quarter of 2002. The gains on early extinguishment of debt for debt exchanges or repurchases, and the SFAS No. 84 induced conversion expense for convertible debt for equity exchanges subsequent to June 30, 2002, are both included in other income (expense) in the accompanying consolidated statements of operations in the periods indicated below.

In the fourth quarter of 2004, Level 3 used the $713 million of net proceeds from the issuance of the Senior Secured Term Loan due in 2011 described below and $272 million from the issuance of the 5.25% Senior Convertible Notes due 2011 described below to repay portions of its 9.125% Senior Notes due 2008, 11% Senior Notes due 2008, 10.5% Senior Discount Notes due 2008 and 10.75% Senior Euro Notes due 2008. The Company repurchased portions of the outstanding notes at prices ranging from 83 percent to 89 percent of the repurchased principal balances. The net gain on the early extinguishment of the debt, including transaction costs, realized foreign currency losses and unamortized debt issuance costs, was $50 million for these transactions.

In the fourth quarter of 2003, the Company exchanged $61 million aggregate principal amount of its 9.125% Senior Notes due 2008, $53 million aggregate principal amount of its 11% Senior Notes due 2008, $26 million aggregate principal amount of its 11.25% Senior Notes due 2010, and $212 million face value ($210 million carrying value) of its 10.5% Senior Discount Notes due 2008. The Company issued approximately 20 million shares of its common stock worth approximately $105 million and $208 million of a new issue of 9% Convertible Senior Discount Notes due 2013, ("9% Convertible Senior Discount Notes") in exchange for these senior notes. The transactions were accounted for as extinguishments of debt, in accordance with APB No. 26 "Early Extinguishment of Debt", ("APB No. 26"). The net gain on the early extinguishment of the debt, including unamortized debt issuance costs, was $37 million for these transactions.

In the third quarter 2003, the Company exchanged $2 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2009 and $12 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010. The Company issued approximately 2 million shares of its common stock with a market value of approximately $10 million. The value of securities issuable pursuant to original conversion terms was approximately $1 million. Therefore, pursuant to the provisions of SFAS No. 84, a debt conversion expense of $9 million was recorded and included in other income (expense) in the consolidated statement of operations. The Company also exchanged

$18 million aggregate principal amount of its 11% Senior Notes due 2008, $23 million of its 9.125% Senior Notes due 2008 and $2 million aggregate principal amount of its 11.25% Senior Notes due 2010. The Company issued approximately 7 million shares of its common stock with a market value of approximately $41 million. The transaction was accounted for as an extinguishment of debt, in accordance with APB No. 26. The net gain on the early extinguishment of the debt, including unamortized debt issuance costs, was $2 million for these transactions.

In the second quarter of 2003, the Company exchanged $100 million aggregate principal amount of its 9.125% Senior Notes due 2008. The Company issued approximately 13 million shares of its common stock with a market value of approximately $96 million. The transaction was accounted for as an extinguishment of debt, in accordance with APB No. 26. The net gain on the early extinguishment of the debt, including transaction costs and unamortized debt issuance costs, was $2 million. In addition, the Company issued approximately 184,000 shares of its common stock in payment of approximately $2 million of accrued interest.

In the third and fourth quarter of 2002, the Company exchanged $99 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2009 and $159 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010 in exchange for the issuance of approximately 20 million shares of its common stock with a market value of approximately $102 million. The value of securities issuable pursuant to original conversion privileges was approximately $14 million. Therefore, pursuant to the provisions of SFAS No. 84, a debt conversion expense of $88 million was recorded.

In the first and second quarter of 2002, the Company exchanged $136 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2009 and $35 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010. The Company issued approximately 12 million shares of its common stock with a market value of approximately $52 million. The transactions were accounted for as extinguishments of debt, in accordance with APB No. 26 since they were completed prior to the issuance of EITF 02-15. The net gain on the early extinguishment of the debt, including unamortized debt issuance costs, was $114 million for these transactions.

During the year ended December 31, 2002, the Company exchanged $12 million aggregate principal amount of its 9.125% Senior Notes due 2008, $87 million face value ($62 million carrying value) of its 12.875% Senior Discount Notes due 2010, and $88 million face value ($79 million carrying value) of its 10.5% Senior Discount Notes due 2008. The Company issued approximately 15 million shares of its common stock worth approximately $70 million in exchange for these senior notes. The transactions were accounted for as extinguishments of debt, in accordance with APB No. 26. The net gain on the early extinguishment of the debt, including unamortized debt issuance costs, was $82 million for these transactions.

In February 2002, the Company's first-tier, wholly owned subsidiary, Level 3 Finance, LLC purchased $89 million aggregate principal amount of Company debt for cash of $31 million. The net gain on the extinguishments of the debt, including transaction costs, realized foreign currency gains and unamortized debt issuance costs, was approximately $59 million and was accounted for as extinguishment of debt, in accordance with APB No. 26.

Pursuant to SFAS No. 145, the Company reclassified $255 million of extraordinary gains on extinguishment of debt recognized in 2002 to other income (expense) on the consolidated statements of operations.

Debt Instruments

Level 3 is in compliance with covenants on all outstanding debt issuances at December 31, 2004 and 2003.

Senior Secured Term Loan due 2011

On December 1, 2004, Level 3 Communications, Inc., as guarantor, Level 3 Financing, Inc. ("Level 3 Financing"), a wholly owned subsidiary of the Company, as borrower, Merrill Lynch Capital Corporation, as administrative agent and collateral agent, and certain lenders entered into a credit agreement ("Credit Agreement") pursuant to which the lenders extended a $730 million senior secured term loan ("Senior Secured Term Loan") to Level 3 Financing. The term loan matures in 2011 and has a current interest rate of the London Interbank Offering Rate ("LIBOR") plus an applicable margin of 700 basis points. Interest on the note accrues at the three month LIBOR and is payable in cash on March 1, June 1, September 1 and December 1 of each year, in arrears, beginning March 1, 2005. The interest rate was 9.375% at December 31, 2004 and was determined at the commencement of the interest period beginning December 1, 2004.

Level 3 Financing's obligations under this term loan are, subject to certain exceptions, secured by certain assets of the Company; and certain of the Company's material domestic subsidiaries which are engaged in the telecommunications business and which were able to grant a lien on their assets without regulatory approval. The Company and these subsidiaries have also guaranteed the obligations of Level 3 Financing under the Senior Secured Term Loan. Upon obtaining regulatory approvals, Level 3 Communications, LLC and its material domestic subsidiaries will guarantee and, subject to certain exceptions, pledge certain of their assets to secure the obligations under the Senior Secured Term Loan; and certain of the initial subsidiary guarantors will be released from their pledge and guarantee obligations under the Senior Secured Term Loan.

The Credit Agreement includes certain negative covenants on the ability of the Company, Level 3 Financing and any restricted subsidiary to engage in certain activities. The Credit Agreement also contains certain events of default. It does not require the Company or Level 3 Financing to maintain specific financial ratios.

Level 3 used the net proceeds of $713 million, after transaction costs, to fund purchases of its existing debt securities.

Debt issuance costs of $17 million were originally capitalized and are being amortized to interest expense over the term of the Senior Secured Term Loan. After amortization, debt issuance costs were $17 million at December 31, 2004.

9.125% Senior Notes due 2008

In April 1998, Level 3 Communications, Inc. received $1.94 billion of net proceeds from an offering of $2 billion aggregate principal amount 9.125% Senior Notes Due 2008 ("9.125% Senior Notes"). As of December 31, 2004, a total of $1.046 billion aggregate principal amount of the 9.125% Senior Notes had been repurchased. Interest on the notes accrues at 9.125% per year and is payable on May 1 and November 1 each year in cash.

The 9.125% Senior Notes are subject to redemption at the option of Level 3 Communications, Inc., in whole or in part, at any time or from time to time on or after May 1, 2003, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning May 1, of the years indicated below:

Year	Redemption Price
2004	103.042%
2005	101.521%
2006 and thereafter	100.000%

The 9.125% Senior Notes are senior, unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured indebtedness of the Company. The notes contain certain covenants, which among other things, limit consolidated debt, dividend payments, and transactions with affiliates. Level 3 Communications, Inc. used the net proceeds of the note offering in connection with the implementation of its business plan.

Debt issuance costs of $65 million were originally capitalized and are being amortized to interest expense over the term of the Senior Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to $11 million at December 31, 2004.

11% Senior Notes due 2008

In February 2000, Level 3 Communications, Inc. received $779 million of net proceeds, after transaction costs, from a private offering of $800 million aggregate principal amount of its 11% Senior Notes due 2008 ("11% Senior Notes"). As of December 31, 2004, a total of $668 million aggregate principal amount of the 11% Senior Notes had been repurchased. Interest on the notes accrues at 11% per year and is payable semi-annually in arrears in cash on March 15 and September 15, beginning September 15, 2000. The 11% Senior Notes are senior, unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior debt. The 11% Senior Notes cannot be prepaid by Level 3 Communications, Inc., and mature on March 15, 2008. The 11% Senior Notes contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of $21 million were originally capitalized and are being amortized to interest expense over the term of the 11% Senior Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to $1 million at December 31, 2004.

10.5% Senior Discount Notes due 2008

In December 1998, Level 3 Communications, Inc. sold $834 million aggregate principal amount at maturity of 10.5% Senior Discount Notes Due 2008 ("10.5% Senior Discount Notes"). The sales proceeds of $500 million, excluding debt issuance costs, were recorded as long-term debt. As of December 31, 2004, a total of $690 million aggregate principal amount of the 10.5% Senior Discount Notes had been repurchased. Interest on the 10.5% Senior Discount Notes accreted at a rate of 10.5% per annum, compounded semiannually, to an aggregate principal amount of $834 million ($144 million after repurchases) at December 1, 2004. Commencing December 1, 2003, interest on the 10.5% Senior Discount Notes accrued at the rate of 10.5% per annum and will be payable in cash semiannually in arrears.

The 10.5% Senior Discount Notes will be subject to redemption at the option of Level 3 Communications, Inc., in whole or in part, at any time or from time to time on or after December 1, 2003 at the following redemption prices (expressed as percentages of accreted value) plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning December 1, of the years indicated below:

Year	Redemption Price
2004	103.50%
2005	101.75%
2006 and thereafter	100.00%

These notes are senior unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured indebtedness of Level 3 Communications, Inc. The 10.5% Senior Discount Notes contain certain covenants which, among other things, restrict or limit the Company's ability to incur additional debt, make certain restricted payments, pay dividends, enter into sale and leaseback transactions, enter into transactions with affiliates, and sell assets or merge with another company.

Debt issuance costs of $14 million were originally capitalized and are being amortized over the term of the 10.5% Senior Discount Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to $1 million at December 31, 2004.

10.75% Senior Euro Notes due 2008

In February 2000, Level 3 Communications, Inc. received €488 million ($478 million when issued) of net proceeds, after debt issuance costs, from an offering of €500 million aggregate principal amount 10.75% Senior Euro Notes due 2008 ("10.75% Senior Euro Notes"). As of December 31, 2004, a total of €450 million aggregate principal amount of the 10.75% Senior Euro Notes had been repurchased. Interest on the notes accrues at 10.75% per year and is payable in Euros semi-annually in arrears on March 15 and September 15 each year beginning on September 15, 2000. The 10.75% Senior Euro Notes are not redeemable by Level 3 Communications, Inc. prior to maturity. Debt issuance costs of €12 million were originally capitalized and are being amortized over the term of the 10.75% Senior Euro Notes. As a result of amortization and debt repurchases, the net capitalized debt issuance costs have been reduced to €1 million at December 31, 2004.

The 10.75% Senior Euro Notes are senior, unsecured obligations of the Company, ranking *pari passu* with all existing and future senior debt. The 10.75% Senior Euro Notes contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

The issuance of the €500 million 10.75% Senior Euro Notes has been designated as, and is effective as, an economic hedge against the investment in certain of the Company's foreign subsidiaries. Therefore, foreign currency gains and losses resulting from the translation of the debt have been recorded in other comprehensive income (loss) to the extent of translation gains or losses on such investment. The 10.75% Senior Euro Notes were valued, based on current exchange rates, at $68 million in the Company's financial statements at December 31, 2004. The difference between the carrying value at December 31, 2004 and the value at issuance, after repurchases, was recorded in other comprehensive income.

2.875% Convertible Senior Notes due 2010

In July 2003, the Company completed the offering of $373.75 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010 ("2.875% Convertible Senior Notes") in an underwritten public offering pursuant to the Company's shelf registration statement. Interest on the notes accrues at 2.875% per year and is payable semi-annually in arrears in cash on January 15 and July 15, beginning January 15, 2004. The 2.875% Convertible Senior Notes are senior, unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured debt. The 2.875% Convertible Senior Notes contain certain covenants, which among other things, limit additional liens on assets of the Company.

The 2.875% Convertible Senior Notes are convertible into shares of the Company's common stock at a conversion rate of $7.18 per share, subject to certain adjustments. On or after July 15, 2007, Level 3, at its option, may redeem for cash all or a portion of the notes. Level 3 may exercise this option only if the current market price for the Level 3 common stock for at least 20 trading days within any 30 consecutive trading day period exceeds prices ranging from 170% of the conversion price on July 15, 2007 decreasing to 150% of the conversion price on or after July 15, 2009. Level 3 would also be obligated to pay the holders of the redeemed notes a cash amount equal to the present value of all remaining scheduled interest payments.

Level 3 used the net proceeds of $361 million, after transaction costs, for working capital, capital expenditures and other general corporate purposes, including new product development, debt repurchases and acquisitions.

Debt issuance costs of $13 million were originally capitalized and are being amortized to interest expense over the term of the 2.875% Convertible Senior Notes. As a result of amortization, the capitalized debt issuance costs have been reduced to $10 million at December 31, 2004.

12.875% Senior Discount Notes due 2010

In February 2000, Level 3 Communications, Inc. sold in a private offering $675 million aggregate principal amount at maturity of its 12.875% Senior Discount Notes due 2010 ("12.875% Senior Discount Notes"). The sale proceeds of $360 million, excluding debt issuance costs, were recorded as long-term debt. As of December 31, 2004, a total of $187 million aggregate principal amount of the 12.875% Senior Discount Notes had been repurchased, leaving $488 million aggregate principal amount outstanding. Interest on the 12.875% Senior Discount Notes accretes at a rate of 12.875% per year, compounded semi-annually, to an aggregate principal amount of $488 million by March 15, 2005. Cash interest will not accrue on the 12.875% Senior Discount Notes prior to March 15, 2005. Commencing September 15, 2005, interest on the 12.875% Senior Discount Notes will accrue at the rate of 12.875% per year and will be payable in cash semi-annually in arrears. Accrued interest expense for the year ended December 31, 2004 on the 12.875% Senior Discount Notes of $55 million was added to long-term debt.

The 12.875% Senior Discount Notes are subject to redemption at the option of Level 3 Communications, Inc., in whole or in part, at any time or from time to time on or after March 15, 2005. Level 3 Communications, Inc. may redeem the 12.875% Senior Discount Notes at the redemption prices set forth below, plus interest, if any, to the redemption date. The following prices are for

12.875% Senior Discount Notes redeemed during the 12-month period commencing on March 15 of the years set forth below and are expressed as percentages of principal amount.

Year	Redemption Price
2005	106.438%
2006	104.292%
2007	102.146%
2008 and thereafter	100.000%

The 12.875% Senior Discount Notes are senior, unsecured obligations of the Company, ranking *pari passu* with all existing and future senior debt. The 12.875% Senior Discount Notes contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of $9 million were originally capitalized and are being amortized to interest expense over the term of the 12.875% Senior Discount Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to $3 million at December 31, 2004.

11.25% Senior Euro Notes due 2010

In February 2000, Level 3 Communications, Inc. received €293 million ($285 million when issued) of net proceeds, after debt issuance costs, from an offering of €300 million aggregate principal amount 11.25% Senior Euro Notes due 2010 ("11.25% Senior Euro Notes"). As of December 31, 2004, a total of €196 million aggregate principal amount of the 11.25% Senior Euro Notes had been repurchased. Interest on the notes accrues at 11.25% per year and is payable semi-annually in arrears in Euros on March 15 and September 15 each year beginning September 15, 2000.

The 11.25% Senior Euro Notes are subject to redemption at the option of Level 3 Communications, Inc., in whole or in part, at any time or from time to time on or after March 15, 2005. The 11.25% Senior Euro Notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date. The following prices are for 11.25% Senior Euro Notes redeemed during the 12-month period commencing on March 15 of the years set forth below, and are expressed as percentages of principal amount.

Year	Redemption Price
2005	105.625%
2006	103.750%
2007	101.875%
2008 and thereafter	100.000%

Debt issuance costs of €7 million were originally capitalized and are being amortized over the term of the 11.25% Senior Euro Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to €1 million at December 31, 2004. The 11.25% Senior Euro Notes are senior, unsecured obligations of the Company, ranking *pari passu* with all existing and future senior debt. The 11.25% Senior Euro Notes contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

The issuance of the €300 million 11.25% Senior Euro Notes has been designated as, and is effective as, an economic hedge against the investment in certain of the Company's foreign subsidiaries. Therefore, foreign currency gains and losses resulting from the translation of the debt have been recorded in other comprehensive income (loss) to the extent of translation gains or losses on such net investment. The 11.25% Senior Euro Notes were valued, based on current exchange rates, at $142 million in the Company's financial statements at December 31, 2004.

11.25% Senior Notes due 2010

In February 2000, Level 3 Communications, Inc. received $243 million of net proceeds, after transaction costs, from a private offering of $250 million aggregate principal amount of its 11.25% Senior Notes due 2010 ("11.25% Senior Notes"). As of December 31, 2004, a total of $154 million aggregate principal amount of the 11.25% Senior Notes had been repurchased. Interest on the notes accrues at 11.25% per year and is payable semi-annually in arrears on March 15 and September 15 in cash beginning September 15, 2000.

The 11.25% Senior Notes are subject to redemption at the option of Level 3 Communications, Inc., in whole or in part, at any time or from time to time on or after March 15, 2005. Level 3 Communications, Inc. may redeem the 11.25% Senior Notes at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date. The following prices are for 11.25% Senior Notes redeemed during the 12-month period commencing on March 15 of the years set forth below:

Year	Redemption Price
2005	105.625%
2006	103.750%
2007	101.875%
2008 and thereafter	100.000%

The 11.25% Senior Notes are senior, unsecured obligations of the Company, ranking *pari passu* with all existing and future senior debt. The 11.25% Senior Notes contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of $7 million were originally capitalized and are being amortized to interest expense over the term of the 11.25% Senior Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to $1 million at December 31, 2004.

10.75% Senior Notes due 2011

In October 2003, Level 3 Financing received $486 million of net proceeds from a private placement offering of $500 million aggregate principal amount of its 10.75% Senior Notes due 2011 ("10.75% Senior Notes"). Interest on the notes accrues at 10.75% per year and is payable on April 15 and October 15 each year in cash. These notes are guaranteed by Level 3 Communications, LLC and Level 3 Communications, Inc. (See Note 21).

The 10.75% Senior Notes are subject to redemption at the option of Level 3 Financing, in whole or in part, at any time or from time to time on or after October 15, 2007, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning October 15, of the years indicated below:

Year	Redemption Price
2007	105.375%
2008	102.688%
2009 and thereafter	100.000%

The 10.75% Senior Notes are senior, unsecured obligations of Level 3 Financing, ranking *pari passu* with all existing and future senior unsecured indebtedness of Level 3 Financing. The notes contain certain covenants, which among other things, limit consolidated debt, dividend payments, and transactions with affiliates. The net proceeds of the offering were used to repay amounts outstanding under the Senior Secured Credit Facility discussed below.

Debt issuance costs of $14 million were originally capitalized and are being amortized to interest expense over the term of the 10.75% Senior Notes. As a result of amortization, the capitalized debt issuance costs have been reduced to $11 million at December 31, 2004.

5.25% Convertible Senior Notes due 2011

On December 2, 2004, Level 3 Communications, Inc. completed the offering of $345 million aggregate principal amount of its 5.25% Convertible Senior Notes due 2011 ("5.25% Convertible Senior Notes") in a private offering pursuant to the Company's shelf registration statement. Interest on the notes accrues at 5.25% per year and is payable semi-annually in arrears in cash on June 15 and December 15, beginning June 15, 2005. The 5.25% Convertible Senior Notes are senior, unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured debt. The 5.25% Convertible Senior Notes contain certain covenants which limit additional liens on assets of the Company.

The 5.25% Convertible Senior Notes are convertible, at the option of the holders, into shares of the Company's common stock at a conversion rate of $3.98 per share, subject to certain adjustments. Upon conversion, the Company will have the right to deliver cash in lieu of shares of its common stock, or a combination of cash and shares of common stock. In addition, holders of the 5.25% Convertible Senior Notes will have the right to require the Company to repurchase the notes upon the occurrence of a change in control, as defined, at a price of 100% of the principal amount plus accrued interest and a make whole premium.

On or after December 15, 2008, Level 3, at its option, may redeem for cash all or a portion of the notes. The 5.25% Convertible Senior Notes are subject to redemption at the option of Level 3, in whole or in part, at any time or from time to time, on not more than 60 nor less than 30 days' notice, on or after December 15, 2008, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning December 15, of the years indicated below:

Year	Redemption Price
2008	102.250%
2009	101.500%
2010 and thereafter	100.750%

In connection with the issuance of the notes, Level 3 used approximately $62 million of the net proceeds of the offering to enter into convertible note hedge and warrant transactions with respect to the Company's common stock to reduce the potential dilution from conversion of the notes. Level 3 used the remainder of the net proceeds from this offering to fund repurchases of its existing debt securities due in 2008.

Under the terms of the convertible note hedge arrangement (the "Convertible Note Hedge") with Merrill Lynch International ("Merrill"), Level 3 paid $125 million for a forward purchase option contract under which it is entitled to purchase from Merrill a fixed number of shares of Level 3 common stock (at a current price per share of $3.98). In the event of the conversion of the notes, this forward purchase option contract allows the Company to purchase, at a fixed price equal to the implicit conversion price of shares issued under the convertible notes, a number of shares equal to the shares that Level 3 issues to a note holder upon conversion. Settlement terms of this forward purchase option allow the Company to elect cash or share settlement based on the settlement option it chooses in settling the conversion feature of the notes. The Company accounted for the Convertible Note Hedge pursuant to the guidance in EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock." Accordingly, the $125 million purchase price of the forward stock purchase option contract was recorded as a reduction to consolidated stockholders' equity.

Level 3 also sold to Merrill a warrant (the "Warrant") to purchase shares of Level 3 common stock. The Warrant is currently exercisable for 86,596,380 shares of Level 3 common stock at a current exercise price of $6.00 per share. Level 3 received $64 million cash from Merrill in return for the sale of this forward share purchase option contract. Merrill cannot exercise the Warrant unless and until a conversion event occurs. Level 3 has the option of settling the Warrant in cash or shares of Level 3 common stock. The Company accounted for the sale of the Warrant as the sale of a permanent equity instrument pursuant to the guidance in EITF 00-19. Accordingly, the $64 million sales price of the forward stock purchase option contract was recorded as an increase to consolidated stockholders' equity.

The Convertible Note Hedge and the Warrant economically allow Level 3 to acquire sufficient shares of common stock from Merrill to meet its obligation to deliver common stock upon conversion by the holder, unless the common stock price exceeds $6.00. When the fair value of the Level 3 common stock exceeds such price, the contracts have an offsetting economic impact and, accordingly, will no longer be effective as a hedge of the dilutive impact of possible conversion.

Debt issuance costs of $11 million were originally capitalized and are being amortized to interest expense over the term of the 5.25% Convertible Senior Notes. As a result of amortization, debt issuance costs were $11 million at December 31, 2004.

9% Convertible Senior Discount Notes due 2013

In October 2003, Level 3 completed the exchange of approximately $352 million (book value) of debt and accrued interest outstanding, as of October 24, 2003, for approximately 20 million shares of Level 3 common stock and $208 million (book value) of a new issue of 9% Convertible Senior Discount Notes.

Level 3 Communications, Inc. issued $295 million aggregate principal amount at maturity of 9% Convertible Senior Discount Notes. Interest on the 9% Convertible Senior Discount Notes accretes at a rate of 9% per annum, compounded semiannually, to an aggregate principal amount of $295 million by October 15, 2007. Cash interest will not accrue on the 9% Convertible Senior Discount Notes prior to October 15, 2007; however, Level 3 Communications, Inc. may elect to commence the accrual of cash interest on all outstanding 9% Convertible Senior Discount Notes on or after October 15, 2004, in which case the outstanding principal amount at maturity of each 9% Convertible Senior Discount Note will, on the elected commencement date, be reduced to the accreted value of the 9% Convertible Senior Discount Note as of that date and cash interest shall be payable on that Note on April 15 and October 15 thereafter. Commencing October 15, 2007, interest on the 9% Convertible Senior Discount Notes will accrue at the rate of 9% per annum and will be payable in cash semiannually in arrears. Accrued interest expense for the year ended December 31, 2004 on the 9% Convertible Senior Discount Notes of $19 million was added to long-term debt.

The 9% Convertible Senior Discount Notes are convertible into shares of the Company's common stock at a conversion rate of $9.99 per share, subject to certain adjustments. The total number of shares issuable upon conversion will range from approximately 22 million to 30 million shares depending upon the total accretion prior to conversion. On or after October 15, 2008, Level 3, at its option, may redeem for cash all or a portion of the notes. Level 3 may exercise this option only if the current market price for at least 20 trading days within any 30 consecutive trading day period exceeds 140% of the conversion price on October 15, 2008. This amount will be decreased to 130% and 120% on October 15, 2008 and 2009, respectively, if the initial holders sell greater than 33.33% of the notes. Level 3 is also obligated to pay the holders of the redeemed notes a cash amount equal to the present value of all remaining scheduled interest payments.

The 9% Convertible Senior Discount Notes will be subject to conversion into common stock at the option of the holder, in whole or in part, at any time or from time to time after 180 days after the issue date at the following conversion prices (expressed as percentages of accreted value) plus accrued and unpaid interest thereon to the conversion date, of the time periods indicated below:

Year	Conversion Price
October 15, 2004—April 14, 2005	76.859%
April 15, 2005—October 14, 2005	80.317%
October 15, 2005—April 14, 2006	83.932%
April 15, 2006—October 14, 2006	87.709%
October 15, 2006—April 14, 2007	91.656%
April 15, 2007—October 14, 2007	95.780%
October 15, 2007 and thereafter	100.090%

These notes are senior unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured indebtedness of Level 3 Communications, Inc.

6% Convertible Subordinated Notes due 2009

In September 1999, the Company received $798 million of proceeds, after transaction costs, from an offering of $823 million aggregate principal amount of its 6% Convertible Subordinated Notes Due 2009 ("Subordinated Notes 2009"). The Subordinated Notes 2009 are unsecured and subordinated to all existing and future senior indebtedness of the Company. Interest on the Subordinated Notes 2009 accrues at 6% per year and is payable each year in cash on March 15 and September 15. The principal amount of the Subordinated Notes 2009 will be due on September 15, 2009. The Subordinated Notes 2009 may be converted into shares of common stock of the Company at any time prior to maturity, unless the Company has caused the conversion rights to expire. The conversion rate is 15.3401 shares per each $1,000 principal amount of Subordinated Notes 2009, subject to adjustment in certain circumstances. On or after September 15, 2002, Level 3, at its option, may cause the conversion rights to expire. Level 3 may exercise this option only if the current market price exceeds approximately

$91.27 (which represents 140% of the conversion price) for 20 trading days within any period of 30 consecutive trading days including the last day of that period. As of December 31, 2004, less than $1 million of debt had been converted into shares of common stock. As of December 31, 2004, a total of $461 million aggregate principal amount of the Subordinated Notes 2009 had been repurchased or exchanged for common stock.

Debt issuance costs of $25 million were originally capitalized and are being amortized to interest expense over the term of the Subordinated Notes 2009. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to $5 million at December 31, 2004.

6% Convertible Subordinated Notes due 2010

In February 2000, the Company received $836 million of net proceeds, after transaction costs, from a public offering of $863 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010 ("Subordinated Notes 2010"). The Subordinated Notes 2010 are unsecured and subordinated to all existing and future senior indebtedness of the Company. Interest on the Subordinated Notes 2010 accrues at 6% per year and is payable semi-annually in cash on March 15 and September 15 beginning September 15, 2000. The principal amount of the Subordinated Notes 2010 will be due on March 15, 2010.

The Subordinated Notes 2010 may be converted into shares of common stock of Level 3 Communications, Inc. at any time prior to the close of business on the business day immediately preceding maturity, unless previously redeemed, repurchased or Level 3 Communications, Inc. has caused the conversion rights to expire. The conversion rate is 7.416 shares per each $1,000 principal amount of Subordinated Notes 2010, subject to adjustment in certain events.

On or after March 18, 2003, Level 3, at its option, may cause the conversion rights to expire. Level 3 may exercise this option only if the current market price exceeds approximately $188.78 (which represents 140% of the conversion price) for at least 20 trading days within any period of 30 consecutive trading days, including the last trading day of that period. As of December 31, 2004, no debt had been converted into shares of common stock. As of December 31, 2004, a total of $350 million aggregate principal amount of the Subordinated Notes 2010 had been repurchased or exchanged for common stock.

Debt issue costs of $27 million were originally capitalized and are being amortized to interest expense over the term of the Subordinated Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to $8 million at December 31, 2004.

GMAC Commercial Mortgage

In June 2000, HQ Realty, Inc. (a wholly owned subsidiary of the Company) entered into a $120 million floating-rate loan ("GMAC Mortgage") providing secured, non-recourse debt to finance the Company's world headquarters. HQ Realty, Inc. is a single purpose entity organized solely to own, hold, operate and manage the world headquarters which has been 100% leased to Level 3 Communications, LLC in Broomfield Colorado. Under the terms of the loan agreement, HQ Realty, Inc., will not engage in any business other than the ownership, management, maintenance and operation of the world headquarters. The assets of HQ Realty Inc. had a net book value of approximately $201 million at December 31, 2004, and are not available to satisfy any third party obligations other than those of HQ Realty, Inc. In addition, the assets of the Company are not available to satisfy the obligations of HQ Realty, Inc. HQ Realty, Inc. received $119 million of net proceeds after transaction costs. Level 3 was required to place $13 million of the net proceeds in a restricted account. The release of these funds is contingent upon Level 3's debt rating increasing to BBB by S&P and Baa2 by Moody's which did not occur in 2004.

The initial term of the GMAC Commercial Mortgage was through June 2003 with two one-year no cost extensions. The first one-year extension was exercised by the Company during 2003 and the second one-year extension was exercised by the Company during 2004. Interest varies monthly with the 30 day LIBOR for U.S. Dollar Deposits as follows:

The Index plus:

(1) 240 basis points during the Initial Term;

(2) 250 basis points during the First Extension; and

(3) 260 basis points during the Second Extension.

At December 31, 2004 the interest rate was 4.89%.

The GMAC Mortgage may be prepaid at par in whole or in part in multiples of $100,000. The entire principal is due at maturity or at the end of the elected extension period. Interest only was due during the initial three-year term. Interest and amortization are due during the extension terms based on a 30-year amortization period with a balloon payment at maturity.

Existing debt issuance costs of $1 million were capitalized and are being amortized as interest expense over the term of the GMAC Mortgage.

Genuity Capital Lease Obligations

As part of the Genuity transaction that closed on February 4, 2003, the Company assumed certain capital lease obligations of Genuity for operating equipment. The Company used a 15% discount rate to present value the minimum lease payments, representing the effective interest rate that could be obtained by the Company for a similar agreement, resulting in a capital lease obligation of $309 million. The capital lease agreements also contain provisions whereby Level 3 was required to purchase approximately $30 million of O&M services and network capacity ratably over the lease term, which were recorded as prepaid assets (recognized as cost of revenue over the term of the agreement) and other current and noncurrent liabilities.

On April 6, 2004, a bankruptcy court approved a settlement agreement between the Company and Allegiance Telecom, Inc. ("Allegiance"). The agreement terminates a multi-year lease which was one of the capital lease obligations assumed in the Genuity acquisition in 2003 described above, whereby the Company was obligated to lease approximately 470,000 managed modem ports from Allegiance. The Company paid approximately $54 million and assumed Allegiance's obligations under an agreement with KMC Telecom, Inc. to extinguish the capital lease obligation and recognized a gain of $147 million on the transaction during the second quarter of 2004.

The future minimum lease payments under the capital lease obligations as of December 31, 2004, excluding the O&M and network capacity obligations have been adjusted based upon the Allegiance settlement and the remaining capital lease obligation is $24 million at December 31, 2004, and is payable in 2005.

Senior Secured Credit Facility

In October 2003, Level 3 used the $486 million proceeds from the issuance of the 10.75% Senior Notes due in 2011 described above, $400 million noncurrent restricted cash and cash on hand to repay in full all outstanding purchase money indebtedness and related expenses under the Senior Secured Credit Facility and terminated that agreement. Level 3 recorded as interest expense, approximately $24 million for unamortized deferred debt issuance costs attributable to the Senior Secured Credit Facility for which amortization was accelerated due to the repayment. The Company also paid $4 million in fees to the lenders during the fourth quarter of 2003 as part of the termination of the agreement which is included in other income (expense) on the consolidated statement of operations.

Junior Convertible Subordinated Notes

In July 2002, the Company sold $500 million aggregate principal amount of its 9% Junior Convertible Subordinated Notes due 2012 to entities controlled by three institutions: Longleaf Partners Funds, Berkshire Hathaway, Inc., and Legg Mason, Inc. The notes, which had a 10-year maturity, paid 9% cash interest annually, payable quarterly beginning October 15, 2002. The notes were convertible, at the option of the holders, into Level 3 common stock at any time at a conversion price of $3.41 (subject to certain customary adjustments). The notes were convertible at the Company's option into convertible preferred stock under certain conditions and circumstances. The convertible notes ranked junior to substantially all of the Level 3 Communications, Inc.'s outstanding indebtedness.

In January 2003, a holder of the Junior Convertible Subordinated Notes converted $20 million principal amount of the Notes into approximately 6 million shares of Level 3 common stock. Pursuant to the original conversion terms, the holder received 293.255 shares of Level 3 common stock for each $1,000 principal amount of notes converted. The debt was converted pursuant to the original conversion terms; therefore, no gain or loss was recognized on the transaction.

In April 2003, a holder of the Junior Convertible Subordinated Notes converted $23 million principal amount of the Notes into approximately 7 million shares of Level 3 common stock. The debt was converted pursuant to the original conversion terms; therefore, no gain or loss was recognized on the transaction.

In the June 2003, the remaining $457 million aggregate principal amount of the Company's 9% Junior Convertible Subordinated Notes due 2012 were converted into approximately 161 million shares of Level 3 common stock with a market value of approximately $1.135 billion. The market value of securities issuable pursuant to original conversion privileges on the conversion date was approximately $945 million. Therefore, pursuant to the provisions of SFAS No. 84, debt conversion expense of $190 million was recorded in the second quarter of 2003. Approximately $7 million of foregone accrued interest through the date of the conversion was credited to additional paid-in capital. In addition, approximately $10 million of unamortized debt issuance costs were charged to additional paid-in capital as a result of the conversion to common stock. The total increase in common stock as a result of this conversion and related debt conversion expenses was $644 million.

CPTC

On January 3, 2003, CPTC sold the "91 Express Lanes" toll road and related assets and obligations. The Company's long-term debt was reduced by approximately $139 million as a result of the transaction. The Company had reflected the debt on its consolidated balance sheet due to its 65% equity interest in CPTC.

iStar Commercial Mortgage due 2004

In March 2002, 85 Tenth Avenue, LLC (a wholly owned subsidiary of the Company) amended its $113 million floating-rate loan, originally provided by Lehman Brothers Holdings, Inc. (the "Lehman

Mortgage") that provided secured, non-recourse debt to finance the purchase and renovations of the New York Gateway facility. The amendment resulted in iStar DB Seller, LLC ("iStar") becoming the sole lender for the property. Previously, iStar, along with other third parties, owned notes of the 85 Tenth Avenue Trust, purchased from Lehman Brothers Holdings, Inc. Using funds previously reserved for additional renovations at the New York Gateway facility, along with funds advanced from iStar, 85 Tenth Avenue, LLC repaid the other third party holders of the notes of 85 Tenth Avenue Trust and reduced the principal outstanding under the amended loan agreement to $60 million. Additionally, the amendment negotiated with iStar (the "iStar Mortgage") extended the initial term of the loan to March 1, 2004, with two optional one-year extensions. There was no prepayment penalty under the revised agreement.

On December 31, 2002, the New York Gateway facility was sold. The proceeds from the transaction were used to repay the iStar Mortgage balance of $60 million including accrued interest. Unamortized existing debt issuance costs of $6 million were included in interest expense during the fourth quarter of 2002.

Future Debt Maturities:

Scheduled maturities of long-term debt are as follows (in millions):

2005—$144; 2006—$0; 2007—$1; 2008—$1,298; 2009—$362 and $3,406 thereafter.

Included in the 2005 debt maturities is $117 million related to the GMAC Commercial Mortgage. The Company expects that it will refinance all or a portion of this obligation prior to its maturity.

(15) Employee Benefit Plans

The Company adopted the recognition provisions of SFAS No. 123 in 1998. Under SFAS No. 123, the fair value of an option or other stock-based compensation (as computed in accordance with accepted option valuation models) on the date of grant is amortized over the vesting periods of the options in accordance with FIN 28. Although the recognition of the value of the instruments results in compensation or professional expenses in an entity's financial statements, the expense differs from other compensation and professional expenses in that these charges may not be settled in cash, but rather, are generally settled through issuance of common stock.

The adoption of SFAS No. 123 has resulted in material non-cash charges to operations since its adoption in 1998, and will continue to do so. The amount of the non-cash charges will be dependent upon a number of factors, including the number of grants, the fair value of each grant estimated at the time of its award and the number of grants that ultimately vest.

The Company recognized on the statement of operations a total of $46 million, $86 million and $181 million of non-cash compensation in 2004, 2003 and 2002, respectively. In addition, the Company capitalized $2 million, $4 million and $7 million in 2004, 2003 and 2002, respectively, of non-cash compensation for those employees and contractors directly involved in the construction of the network or development of the business support systems.

The following table summarizes non-cash compensation expense and capitalized non-cash compensation for the three years ended December 31, 2004.

	2004	2003	2002
	(dollars in millions)		
Warrants	$—	$ 9	$ 11
OSO	16	30	116
C-OSO	1	15	40
Restricted Stock	4	2	1
Shareworks Match Plan	4	8	12
Shareworks Grant Plan	5	11	8
401(k) Match Expense	18	15	—
	48	90	188
Capitalized Noncash Compensation	(2)	(4)	(7)
	$46	$86	$181

Non-qualified Stock Options and Warrants

During the second quarter of 2004, the Company issued approximately 374,000 warrants to a consultant as payment for future consulting financial advisory services. The warrants allow the consultant to purchase common stock at $4.00 per share. The warrants vest equally in quarterly installments over twelve months. The warrants expire on April 1, 2011. The Company recorded $1 million of expense during 2004 for these warrants. The Company expects to record less than $1 million of expense in 2005 for these warrants. Pursuant to the relevant accounting guidance, the fair value of these warrants is determined on their respective vesting dates. The fair value of the unvested portion of these warrants is determined at each financial reporting period and was less than $1 million at December 31, 2004 for the approximately 94,000 unvested warrants. At December 31, 2004, the fair value of the warrants was $1 million and was calculated using the Black-Scholes valuation model with a risk free interest rate of 3.82%, an expiration date of April 1, 2011, and a volatility rate of 75% over the term.

During the first quarter of 2003, the Company issued approximately 684,000 fully vested warrants to a consultant as payment primarily for acquisition-related consulting services. The warrants allow the consultant to purchase common stock at $4.90 per share. The warrants were fully vested at issuance and will expire on January 1, 2013. The Company recorded approximately $1 million of expense during 2003 for these warrants. The fair value of the warrants at the time they vested was approximately $1 million and was calculated using the Black-Scholes valuation model with a risk free interest rate of 4.12%, an expiration date of January 1, 2013, and a volatility rate of 70% over the term.

In March 2003, the Company issued approximately 1.7 million warrants to a consultant as payment for future consulting financial advisory services. The warrants allow the consultant to purchase common stock at $5.16 per share. The warrants vested equally in quarterly installments over twelve months. The warrants expire March 31, 2010. The Company recorded less than $1 million and $6 million of expense during 2004 and 2003, respectively, for these warrants. The fair value of these warrants when they became fully vested was approximately $6 million and was calculated using the Black-Scholes valuation model with a risk free interest rate of 3.6%, an expiration date of March 31, 2010, and a volatility rate of 75% over the term.

In June 2002, the Company issued 2 million warrants to a contractor as payment for consulting services. The warrants allow the contractor to purchase common stock at $4.25 per share. Warrants to purchase 640,000 shares of common stock were vested immediately upon grant with the remaining 1,360,000 vesting equally over eight months. The warrants expire in February 2010. At December 31, 2004, the total amount expensed for these warrants was approximately $7 million, which was recognized in 2002 and 2003.

As of December 31, 2004, there were approximately 15.4 million warrants outstanding ranging in prices from $4.00 to $60.06. Of these warrants, approximately 15.3 million were exercisable at December 31, 2004 with a weighted average exercise price of $8.45 per warrant.

The Company did not grant any NQSOs during the year ended December 31, 2004. As of December 31, 2004, all NQSOs previously granted were fully vested and expensed.

Transactions involving NQSO stock options granted are summarized as follows:

	Units	Exercise Price Per Unit	Weighted Average Exercise Price
Balance December 31, 2001	11,191,706	$ .12 – $84.75	$6.58
Options granted	—	—	—
Options cancelled	(1,181,124)	1.76 – 56.75	6.77
Options exercised	(215,346)	.12 – 5.43	4.51
Balance December 31, 2002	9,795,236	.12 – 84.75	6.60
Options granted	—	—	—
Options cancelled	(352,719)	6.50 – 42.00	24.79
Options exercised	(521,153)	1.76 – 6.50	5.48
Balance December 31, 2003	8,921,364	.12 – 84.75	5.95
Options granted	—	—	—
Options cancelled	(361,500)	5.43 – 84.75	15.70
Options exercised	—	—	—
Balance December 31, 2004	8,559,864	$ .12 – $21.69	$5.85
Options exercisable:			
December 31, 2002	9,667,663	$ .12 – $84.75	$6.60
December 31, 2003	8,921,364	.12 – 84.75	5.95
December 31, 2004	8,559,864	$ .12 – $21.69	$5.85

	Options Outstanding and Exercisable		
Range of Exercise Prices	Number Outstanding as of 12/31/04	Weighted Average Remaining Life (years)	Weighted Average Exercise Price
$ 0.12 – $0.12	61,168	3.16	$ .12
1.76 – 1.76	4,046	3.30	1.76
4.04 – 5.43	6,523,825	2.24	5.05
6.20 – 8.00	1,740,825	3.06	6.95
21.69	230,000	.46	21.69
	8,559,864	2.36	$ 5.85

Outperform Stock Option Plan

In April 1998, the Company adopted an outperform stock option ("OSO") program that was designed so that the Company's stockholders would receive a market return on their investment before OSO holders receive any return on their options. The Company believes that the OSO program aligns directly management's and stockholders' interests by basing stock option value on the Company's ability to outperform the market in general, as measured by the Standard & Poor's ("S&P") 500 Index. Participants in the OSO program do not realize any value from awards unless the Company's common stock price outperforms the S&P 500 Index during the life of the grant. When the stock price gain is greater than the corresponding gain on the S&P 500 Index (or less than the corresponding loss on the S&P Index), the value received for awards under the OSO plan is based on a formula involving a multiplier related to the level by which the Company's common stock outperforms the S&P 500 Index. To the extent that Level 3's common stock outperforms the S&P 500 Index, the value of OSOs to a holder may exceed the value of nonqualified stock options.

In August 2002, the Company modified the OSO program to target that no more than 25% of Level 3's outperformance was delivered to employee-owners, and that the exercise of past and future OSO grants does not exceed shares reserved for issuance under the Company's 1995 Stock Plan, as amended. The following modifications, affecting August 19, 2002 and later grants, were made to the Plan:

- OSO targets will be defined in terms of number of OSOs rather than a target theoretical dollar value.
- The success multiplier was reduced from eight to four.
- Awards will continue to vest over 2 years and have a 4-year life. However, 50% of the award will vest at the end of the first year after grant, with the remaining 50% vesting over the second year (12.5% per quarter).
- A 2-year exercise moratorium was enacted for a portion of OSO grants made to Senior Vice Presidents and the senior executive team.

The mechanics for determining the value of an individual OSO is described below:

The initial strike price, as determined on the day prior to the OSO grant date, is adjusted over time (the "Adjusted Strike Price"), until the exercise date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500 Index from the date of grant to the date of exercise. The value of the OSO increases for increasing levels of outperformance. OSOs granted prior to August 19, 2002 have a multiplier range from zero to eight depending upon the performance of Level 3 common stock relative to the S&P 500 Index as shown in the following table. OSOs granted August 19, 2002 and later have a multiplier range from zero to four depending upon the performance of Level 3 common stock relative to the S&P 500 Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500 Index by:	Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of: Pre August 19, 2002 Grants	August 19, 2002 and Later Grants
0% or Less	0.00	0.00
More than 0% but Less than 11%	Outperformance percentage multiplied by 8/11	Outperformance percentage multiplied by 4/11
11% or More	8.00	4.00

The Pre-multiplier gain is the Level 3 common stock price minus the Adjusted Strike Price on the date of exercise.

OSO awards are made quarterly to eligible participants on the date of the grant.

Awards granted prior to August 19, 2002 vest in equal quarterly installments over two years and have a four-year life. OSOs granted between March 1, 2001 and August 18, 2002 are exercisable immediately upon vesting and have a four-year life. One half of OSOs granted on and after August 19, 2002 vest at the end of the first year after grant, with the remaining 50% vesting over the second year (12.5% per quarter). Certain OSOs granted to members of the senior management team vest pursuant to the terms of the grant, but are subject to a two-year exercise moratorium from the grant date.

The fair value of the OSOs granted in 2002 and after were calculated by applying a modified Black-Scholes model with the assumptions identified below. The Company uses a modified Black-Scholes model due to the additional variables required to calculate the success multiplier of the OSO program.

	Pre August 19, 2002 Grants	August 19, 2002 Through the Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
S&P 500 Expected Dividend Yield Rate	1.80%	1.88%	1.51%	1.54%
Expected Life	2 years	2 years	2 years	2 years
S&P 500 Expected Volatility Rate	23%	25%	25%	15%
Level 3 Common Stock Expected Volatility Rate	55%	100%	80%	56%
Expected Correlation Factor	.81	.60	.46	.19
Calculated Theoretical Value	150%	186%	156%	120%

The fair value of each OSO grant equals the calculated theoretical value multiplied by the Level 3 common stock price on the day prior to the grant date.

The fair value under SFAS No. 123 for the approximately 5 million, 2 million and 5 million OSOs awarded to participants during the year ended December 31, 2004, 2003 and 2002, respectively, was approximately $22 million, $20 million and $34 million, respectively. As of December 31, 2004, the Company had not reflected $13 million of unamortized compensation expense in its financial statements for previously granted OSOs.

Transactions involving OSO stock awards granted are summarized below:

	Units	Option Price Per Unit	Weighted Average Option Price
Balance December 31, 2001	23,561,417	$3.82 – $113.87	$26.43
Options granted	5,435,942	2.45 – 5.58	3.92
Options cancelled	(567,124)	3.02 – 113.87	9.57
Options expired	(2,955,669)	3.02 – 113.87	39.53
Options exercised	(977,513)	3.02 – 5.58	4.19
Balance December 31, 2002	24,497,053	2.45 – 113.87	21.14
Options granted	2,165,221	4.90 – 6.66	5.46
Options cancelled	(172,881)	2.45 – 113.87	4.85
Options expired	(3,374,396)	3.02 – 113.87	56.93
Options exercised	(1,631,583)	2.45 – 5.58	4.12
Balance December 31, 2003	21,483,414	2.45 – 113.87	15.36
Options granted	5,394,056	2.59 – 5.70	3.36
Options cancelled	(211,876)	2.45 – 113.87	4.80
Options expired	(4,873,816)	3.02 – 113.87	41.94
Options exercised	(430,256)	2.45 – 5.58	3.64
Balance December 31, 2004	21,361,522	$2.45 – $ 25.31	$ 6.61
Options exercisable:			
December 31, 2002	15,714,493	$3.02 – $113.87	$29.62
December 31, 2003	18,948,040	2.45 – 113.87	16.54
December 31, 2004	15,507,847	$2.45 – $ 25.31	$ 7.75

	OSOs Outstanding at December 31, 2004			OSOs Exercisable at December 31, 2004	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Weighted Average Option Price	Number Exercisable	Weighted Average Option Price
$2.45 – $3.51	6,616,905	2.80	$3.04	2,225,050	$3.02
3.82 – 5.70	9,793,291	1.32	4.95	8,580,660	4.96
6.66	447,167	2.50	6.66	197,978	6.66
11.20	3,150,939	.42	11.20	3,150,939	11.20
25.31	1,353,220	.16	25.31	1,353,220	25.31
	21,361,522	1.59	$6.61	15,507,847	$7.75

Of the approximately 16 million OSO units vested at December 31, 2004, approximately 15.5 million are exercisable under the restrictions described above. At December 31, 2004, based on the Level 3 stock price and post-multiplier values, the Company would have been obligated to issue approximately 62,000 shares for vested and exercisable OSO units.

In July 2000, the Company adopted a convertible outperform stock option program, ("C-OSO") as an extension of the existing OSO plan. The program is a component of the Company's ongoing employee retention efforts and offers similar features to those of an OSO, but provides an employee with the greater of the value of a single share of the Company's common stock at exercise, or the calculated OSO value of a single OSO at the time of exercise.

C-OSO awards were made to eligible employees employed on the date of the grant. The awards were made in September 2000, December 2000, and September 2001. The awards granted in 2000 vest over three years as follows: ⅙ of each grant at the end of the first year, a further 2/6 at the end of the second year and the remaining 3/6 in the third year. The September 2001 awards vest in equal quarterly installments over three years. Each award is immediately exercisable upon vesting. Awards expire four years from the date of the grant.

As of December 31, 2004, the Company had fully amortized the compensation expense in its financial statements for C-OSOs awarded in 2000 and 2001.

Transactions involving C-OSO stock awards are summarized below:

	Units	Option Price Per Unit	Weighted Average Option Price
Balance December 31, 2001	5,965,528	$3.82 – $87.23	$16.90
Options cancelled	(318,188)	3.82 – 87.23	13.02
Options expired	(76,602)	3.82 – 87.23	20.46
Options exercised	(570,753)	3.82 – 87.23	13.40
Balance December 31, 2002	4,999,985	3.82 – 87.23	17.49
Options cancelled	(120,015)	3.82 – 87.23	12.39
Options expired	(35,929)	3.82 – 87.23	19.13
Options exercised	(779,359)	3.82 – 87.23	29.19
Balance December 31, 2003	4,064,682	3.82 – 87.23	15.38
Options cancelled	(24,029)	3.82 – 87.23	3.82
Options expired	(101,096)	3.82 – 87.23	33.38
Options exercised	(1,162,778)	3.82 – 87.23	41.67
Balance December 31, 2004	2,776,779	$ 3.82	$ 3.82
Options exercisable:			
December 31, 2002	1,957,804	$3.82 – $87.23	$19.83
December 31, 2003	3,469,141	3.82 – 87.23	17.37
December 31, 2004	2,776,779	$ 3.82	$ 3.82

	C-OSOs Outstanding and Exercisable at December 31, 2004		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Weighted Average Option Price
$3.82	2,776,779	0.7	$3.82

At December 31, 2004, based on the Level 3 stock price and post-multiplier values, the Company would have been obligated to issue approximately 3 million shares for vested and exercisable C-OSO units.

Restricted Stock

In 2004, 2003 and 2002, approximately 776,000, 670,000 and 50,000 shares, respectively, of restricted stock were granted to employees and independent members of the Board of Directors. The restricted stock shares were granted at no cost. The shares typically vest over a one to three year period; however, the holders are restricted from selling these shares for three years. The fair value of restricted stock granted in 2004, 2003 and 2002 of $2 million, $4 million and less than $1 million, respectively, was calculated using the value of the Level 3 common stock the day prior to the grant. As of December 31, 2004, the Company had not reflected less than $1 million of unamortized compensation expense in its financial statements for the restricted stock granted.

Shareworks and 401(k) Plans

Level 3 has designed its compensation programs with particular emphasis on equity-based incentive programs. The Company had developed two plans under its Shareworks program: the Match Plan and the Grant Plan. In December 2002, in order to provide employees opportunities to diversify their investments in Company-sponsored savings and retirement plans, the Company decided to enhance the 401(k) plan by introducing a Company match on employee contributions. At the same time the Company determined that, effective January 1, 2003, the Shareworks Match Plan would be discontinued and the Shareworks Grant Plan would be rolled into the 401(k) plan.

Match Plan—The Match Plan allowed eligible employees to defer between 1% and 7% of their eligible compensation to purchase Level 3 common stock at the average stock price for the quarter. Full time employees of the communications business and certain information services businesses were considered eligible on the first day of the calendar quarter after their hire. The Company matched the shares purchased by the employee on a one-for-one basis. Stock purchased with payroll deductions was fully vested. Stock purchased with the Company's matching contributions vests three years after the end of the quarter in which it was made. Effective January 1, 2003, past contributions to the Match Plan will continue to vest, however, there will be no further contributions to the Plan by employees or the Company.

The Company's quarterly matching contribution is amortized to compensation expense over the vesting period of 36 months. The Company did not make matching contributions for the years ended December 31, 2004 and 2003. The Company's matching contribution was $9 million under the Match Plan in 2002.

As of December 31, 2004 and 2003, the Company had not yet reflected unamortized compensation expense of $1 and $6 million, respectively related to the Company's matching contributions.

Grant Plan—The Grant Plan enabled the Company to grant shares of Level 3 common stock to eligible employees of the Communications business and certain information services businesses based upon a percentage of the employees' eligible salary up to a maximum of 5%. Level 3 employees employed on December 31 of each year, who were age 21 or older with a minimum of 1,000 hours credited service were considered eligible. The shares granted were valued at the fair market value as of the last business day of the calendar year. All prior and future grants vested immediately upon the employee's third anniversary of joining the Shareworks Plan. All prior grants for active employees were vested as of January 1, 2003 and were transferred into the 401(k) plan. As discussed below, the Company made discretionary contributions for the year ended December 31, 2004 and 2003 into the 401(k) plan.

Foreign subsidiaries of the Company adopted Shareworks programs in 2000. These programs primarily include a grant plan and a stock purchase plan whereby employees may purchase Level 3 common stock at 80% of the share price at the beginning of the plan year.

401(k) Plan—The Company and its subsidiaries offer their qualified employees the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. Each employee was eligible to contribute, on a tax deferred basis, a portion of annual earnings generally not to exceed $13,000 in 2004. The Company did not match employee contributions for the communications or (*i*)Structure businesses and therefore did not incur any compensation expense related to the 401(k) plan prior to January 1, 2003. Effective January 1, 2003, the Company began matching 100% of employee contributions up to 7% of eligible earnings or applicable regulatory limits for employees of the communications and (*i*)Structure businesses in the form of Level 3 common stock.

Software Spectrum historically matched 25% of employee contributions up to 6% of eligible earnings or applicable regulatory limits; such matching contributions were in cash. In April 2004, Software Spectrum increased this match to 50% of employee contributions up to 6% of eligible earnings or applicable regulatory limits and amended its 401(k) plan to provide for the matching contribution to be made in the form of Level 3 common stock as described in the following paragraph. In November 2004, the Company merged the Software Spectrum 401(k) plan into the Company's 401(k) plan; however, the employer match was not changed for Software Spectrum employees.

The Company's matching contribution are made with Level 3 common stock based on the closing stock price on each pay date. The employees are able to diversify the Company match contribution as soon as it is made, even if they are not fully vested. The Company's matching contributions will be fully vested upon completion of three years of service. For the year ended December 31, 2004 and 2003, the Company recorded as expense $18 million and $15 million, respectively, relative to matching contributions made to employees.

The Company made a discretionary contribution to the 401(k) Plan in Level 3 common stock as of December 31, 2004, equal to a certain percentage of eligible employees' 2004 eligible earnings. The deposit is expected to be made into the employees' 401(k) accounts during the first quarter of 2005. Level 3 recorded an expense of $7 million attributable to this contribution in 2004. The Company also made a discretionary contribution to the 401(k) Plan in Level 3 common stock as of December 31, 2003. The deposit was made into the employees' 401(k) accounts during the first quarter of 2004. Level 3 recorded an expense of $11 million attributable to this contribution in 2003.

(16) Income Taxes

An analysis of the income tax benefit (provision) attributable to loss from continuing operations before income taxes for the three years ended December 31, 2004 follows:

	2004	2003	2002
	(dollars in millions)		
Current:			
United States Federal	$ —	$ —	$ 120
State	(6)	(7)	1
	(6)	(7)	121
Deferred, net of changes in valuation allowances:			
United States Federal	—	57	—
State	—	—	—
	—	50	—
Income Tax Benefit (Provision)	$ (6)	$ 50	$ 121

During 2003, the Internal Revenue Service completed the audit of the Company's 1996 and 1997 federal tax returns. The resolution of these federal tax audits and other state tax issues primarily related to its coal mining operations resulted in the Company reducing its deferred tax liabilities by $50 million in 2003.

The United States and foreign components of loss from continuing operations before income taxes follows:

	2004	2003	2002
	(dollars in millions)		
United States	$(274)	$(581)	$(391)
Foreign	(178)	(190)	(590)
	$(452)	$(771)	$(981)

A reconciliation of the actual income tax benefit (provision) and the tax computed by applying the U.S. Federal rate (35%) to the loss from continuing operations, before income taxes for the three years ended December 31, 2004 follows:

	2004	2003	2002
	(dollars in millions)		
Computed Tax Benefit at Statutory Rate	$ 158	$ 270	$ 343
State Income Tax Benefit	15	18	1
Coal Depletion	1	1	1
Stock Option Plan Exercises	(19)	—	—
Taxes on Unutilized Losses of Foreign Operations	31	(15)	(26)
Taxes on Extinguishments of Convertible Debt	(1)	(68)	(83)
Other	(2)	65	2
Excess Book Net Operating Losses	(189)	(221)	(117)
Income Tax Benefit (Provision)	$ (6)	$ 50	$ 121

For federal income tax reporting purposes, the Company has approximately $4.9 billion of net operating loss carryforwards, net of previous carrybacks, available to offset future Federal taxable income. The net operating loss carryforwards generally expire twenty years from the original year of the net operating loss and all net operating loss carryforwards will expire by 2024 and are subject to examination by the tax authorities.

The Internal Revenue Code contains provisions which may limit the net operating loss carryforwards available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interests.

For federal income tax reporting purposes, the Company has approximately $19 million of alternative minimum tax credits available to offset future regular federal income tax. The credits can be carried forward until fully utilized.

The components of the net deferred tax assets (liabilities) for the years ended December 31, 2004 and 2003 were as follows and are included in Other Liabilities on the consolidated balance sheets:

	2004	2003
	(dollars in millions)	
Deferred Tax Assets:		
Asset bases—accumulated depreciation	$ 802	$ 938
Compensation and related benefits	293	316
Investment in securities	28	27
Investment in subsidiaries	2	2
Provision for estimated expenses or deferred revenue	18	—
Investment in joint ventures	83	84
Unutilized tax net operating losses	1,845	1,503
Other	51	60
Total Deferred Tax Assets	3,122	2,930
Deferred Tax Liabilities:		
Other	33	33
Total Deferred Tax Liabilities	33	33
Net Deferred Tax Assets before valuation allowance	3,089	2,897
Valuation Allowance Components:		
Net Deferred Tax Assets	(3,047)	(2,855)
Stockholders' Equity (primarily tax benefit from option exercises)	(75)	(75)
Net Deferred Tax Liabilities after Valuation Allowance	$ (33)	$ (33)

(17) Stockholders' Equity

During 2004, the Company's stockholders approved a proposal at the Company's 2004 annual meeting for the reservation of an additional 80 million shares of common stock under the Company's 1995 Stock Plan.

During 2003, the Company issued approximately 216 million shares in exchange for approximately $1.007 billion aggregate principal amount of long-term debt (See Note 14).

During 2002, the Company issued approximately 47 million shares in exchange for $582 million aggregate principal amount of long-term debt (See Note 14).

The Level 3 1995 Stock Plan permits option holders to tender shares to the Company to cover income taxes due on option exercises.

Issuances of common stock, for sales, conversions, option exercises and acquisitions for the three years ended December 31, 2004 are shown below.

	Outstanding Common Shares
December 31, 2001	384,703,922
Option and Shareworks Activity	11,852,318
Debt for Equity Exchanges and Conversions	46,970,434
Other	30,190
December 31, 2002	443,556,864
Option, Shareworks and 401(k) Activity	14,021,135
Debt for Equity Exchanges and Conversions	42,464,770
Conversion of 9% Junior Convertible Subordinated Notes	173,611,065
Telverse Communications, Inc.	4,174,800
December 31, 2003	677,828,634
Option, Shareworks and 401(k) Activity	8,668,087
December 31, 2004	686,496,721

(18) Industry and Geographic Data

SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" defines operating segments as components of an enterprise for which separate financial information is available and which is evaluated regularly by the Company's chief operating decision maker, or decision making group, in deciding how to allocate resources and assess performance. Operating segments are managed separately and represent strategic business units that offer different products and serve different markets. The Company's reportable segments include: communications; information services (including Software Spectrum); and coal mining (See Note 1). Other primarily includes California Private Transportation Company, L.P. ("CPTC"), equity investments, and other corporate assets and overhead not attributable to a specific segment.

Adjusted OIBDA, as defined by the Company, consists of income (loss) from operations before (1) depreciation and amortization expense, (2) stock-based compensation expense included within selling, general and administrative expenses on the consolidated statements of operations and (3) non-cash impairment costs included within restructuring and impairment expenses on the consolidated statements of operations. The Company excludes stock based compensation due to its adoption of the expense recognition provisions of SFAS No. 123. Adjusted OIBDA is an important part of the Company's internal reporting and is an indicator of profitability and operating performance used by the chief operating decision maker or decision making group, especially in a capital-intensive industry such as telecommunications. It is also a commonly used indicator in the communications industry to analyze companies on the basis of operating performance over time. Adjusted OIBDA is not intended to represent net income or cash flow for the periods presented, is not calculated consistently with the commonly used metric "EBITDA", and is not recognized under generally accepted accounting principles ("GAAP") but is used by management to assess segment results and allocate resources.

The information presented in the following tables includes information for the twelve months ended December 31, 2004, 2003 and 2002 for all statement of operations and cash flow information presented, and as of December 31, 2004 and 2003 for all balance sheet information presented. Information related to the acquired businesses is included from their respective acquisition dates. Revenue and the related expenses are attributed to countries based on where services are provided. Information for the year ended December 31, 2002 has been revised due to discontinued operations (See Note 3).

Industry and geographic segment financial information follows. Certain prior year information has been reclassified to conform to the 2004 presentation.

	Communications	Information Services	Coal Mining	Other	Total
		(dollars in millions)			
2004					
Revenue:					
North America	$1,546	$1,241	$ 91	$ —	$2,878
Europe	139	632	—	—	771
Asia	—	63	—	—	63
	$1,685	$1,936	$ 91	$ —	$3,712
Adjusted OIBDA:					
North America	$ 459	$ 33	$ 18	$ (1)	
Europe	4	10	—	—	
Asia	—	2	—	—	
	$ 463	$ 45	$ 18	$ (1)	
Gross Capital Expenditures:					
North America	$ 248	$ 8	$ 2	$ —	$ 258
Europe	30	—	—	—	30
Asia	—	—	—	—	—
	$ 278	$ 8	$ 2	$ —	$ 288
Depreciation and Amortization:					
North America	$ 571	$ 23	$ 6	$ —	$ 600
Europe	94	1	—	—	95
Asia	—	—	—	—	—
	$ 665	$ 24	$ 6	$ —	$ 695
2003					
Revenue:					
North America	$1,808	$1,363	$ 80	$ —	$3,251
Europe	138	565	—	—	703
Asia	1	71	—	—	72
	$1,947	$1,999	$ 80	$ —	$4,026
Adjusted OIBDA:					
North America	$ 730	$ 12	$ 17	$ (5)	
Europe	5	(3)	—	—	
Asia	—	1	—	—	
	$ 735	$ 10	$ 17	$ (5)	
Gross Capital Expenditures:					
North America	$ 166	$ 10	$ 2	$ —	$ 178
Europe	13	—	—	—	13
Asia	—	—	—	—	—
	$ 179	$ 10	$ 2	$ —	$ 191

	Communications	Information Services	Coal Mining	Other	Total
		(dollars in millions)			
Depreciation and Amortization:					
North America	$ 705	$ 26	$ 6	$ —	$ 737
Europe	87	3	—	—	90
Asia	—	—	—	—	—
	$ 792	$ 29	$ 6	$ —	$ 827
2002					
Revenue:					
North America	$ 988	$1,354	$ 84	$ 30	$2,456
Europe	113	488	—	—	601
Asia	—	54	—	—	54
	$1,101	$1,896	$ 84	$ 30	$3,111
Adjusted OIBDA:					
North America	$ 285	$ 33	$ 20	$ 10	
Europe	(4)	6	—	—	
Asia	—	1	—	—	
	$ 281	$ 40	$ 20	$ 10	
Gross Capital Expenditures:					
North America	$ 177	$ 15	$ 1	$ 2	$ 195
Europe	23	—	—	—	23
Asia	—	—	—	—	—
	$ 200	$ 15	$ 1	$ 2	$ 218
Depreciation and Amortization:					
North America	$ 674	$ 24	$ 3	$ 5	$ 706
Europe	94	1	—	—	95
Asia	—	—	—	—	—
	$ 768	$ 25	$ 3	$ 5	$ 801
Identifiable Assets					
December 31, 2004					
North America	$4,909	$ 600	$ 84	$ 785	$6,378
Europe	906	196	—	42	1,144
Asia	—	14	—	8	22
	$5,815	$ 810	$ 84	$ 835	$7,544
December 31, 2003					
North America	$5,224	$ 690	$ 78	$1,226	$7,218
Europe	884	149	—	30	1,063
Asia	—	13	—	8	21
	$6,108	$ 852	$ 78	$1,264	$8,302

	Communications	Information Services	Coal Mining	Other	Total
		(dollars in millions)			
Long-Lived Assets (excluding Goodwill)					
December 31, 2004					
North America	$4,824	$ 119	$ 66	$ —	$5,009
Europe	859	1	—	—	860
Asia	—	—	—	—	—
	$5,683	$ 120	$ 66	$ —	$5,869
December 31, 2003					
North America	$5,028	$ 119	$ 60	$ 2	$5,209
Europe	858	2	—	—	860
Asia	—	—	—	—	—
	$5,886	$ 121	$ 60	$ 2	$6,069
Goodwill					
December 31, 2004					
North America	$ 71	$ 202	$ —	$ —	$ 273
Europe	—	—	—	—	—
Asia	—	—	—	—	—
	$ 71	$ 202	$ —	$ —	$ 273
December 31, 2003					
North America	$ 71	$ 207	$ —	$ —	$ 278
Europe	—	—	—	—	—
Asia	—	—	—	—	—
	$ 71	$ 207	$ —	$ —	$ 278

Product information for the Company's communications segment follows:

	Services				
	Transport and Infrastructure	Softswitch	IP & Data	Reciprocal Compensation	Total
Communications Revenue					
2004					
North America	$491	$541	$364	$150	$1,546
Europe	83	—	56	—	139
Asia	—	—	—	—	—
	$574	$541	$420	$150	$1,685
2003					
North America	$703	$644	$334	$127	$1,808
Europe	76	—	62	—	138
Asia	—	—	1	—	1
	$779	$644	$397	$127	$1,947
2002					
North America	$439	$328	$ 99	$122	$ 988
Europe	70	4	39	—	113
Asia	—	—	—	—	—
	$509	$332	$138	$122	$1,101

Transport and Infrastructure includes $107 million, $344 million and $76 million of termination revenue for the year ended December 31, 2004, 2003 and 2002, respectively. IP & Data includes $6 million and $2 million of termination revenue for the year ended December 31, 2004 and 2003, respectively.

The majority of North American revenue consists of services and products delivered within the United States. The majority of European revenue consists of services and products delivered primarily within the United Kingdom but also includes France and Germany. Transoceanic revenue is allocated to Europe.

Product information for the Company's information services segment follows:

	2004	2003	2002
	(dollars in millions)		
Services			
*(i)*Structure:			
Outsourcing	$ 75	$ 77	$ 80
Systems Integration	—	2	16
Software Spectrum	2	9	17
	77	88	113
Software Sales and Licensing			
Software Spectrum	1,859	1,911	1,783
	$1,936	$1,999	$1,896

The following information provides a reconciliation of Net Income (Loss) to Adjusted OIBDA by operating segment, as defined by the Company, for the years ended December 31, 2004, 2003, and 2002:

	Communications	Information Services	Coal Mining	Other
	(dollars in millions)			
2004				
Net Income (Loss)	$ (509)	$ 20	$11	$ 20
Income Tax Provision	—	5	1	—
Total Other (Income) Expense	264	(7)	—	(21)
Operating Income (Loss)	(245)	18	12	(1)
Depreciation and Amortization Expense	665	24	6	—
Non-Cash Compensation Expense	43	3	—	—
Adjusted OIBDA	$ 463	$ 45	$18	$ (1)

	Communications	Information Services	Coal Mining	Other
	(dollars in millions)			
2003				
Net Income (Loss)	$ (820)	$(33)	$16	$126
(Income) Loss from Discontinued Operations	(12)	7	—	—
Cumulative Effect of Change in Accounting Principle	—	—	(5)	—
Income Tax Provision (Benefit)	—	1	—	(51)
Total Other (Income) Expense	697	(2)	—	(80)
Operating Income (Loss)	(135)	(27)	11	(5)
Depreciation and Amortization Expense	792	29	6	—
Non-Cash Compensation Expense	78	8	—	—
Adjusted OIBDA	$ 735	$ 10	$17	$ (5)

	Communications	Information Services	Coal Mining	Other
	(dollars in millions)			
2002				
Net Income (Loss)	$(1,099)	$14	$17	$210
Income from Discontinued Operations	—	(2)	—	—
Income Tax Benefit	(118)	(2)	—	(1)
Total Other (Income) Expense	373	(1)	—	(204)
Operating Income (Loss)	(844)	9	17	5
Depreciation and Amortization Expense	768	25	3	5
Non-Cash Compensation Expense	175	6	—	—
Non-Cash Impairment Expense	182	—	—	—
Adjusted OIBDA	$ 281	$40	$20	$ 10

(19) Commitments and Contingencies

On November 19, 2002, Gary Haegle commenced a shareholder's derivative suit on behalf of the Company in the District Court of Colorado for the City and County of Broomfield entitled *Haegle v. Scott, et al.,* (Index No. 02-CV-0196) (the "Complaint"). The action is brought against the Company as a nominal defendant and against the directors of the Company, a former director of the Company and Peter Kiewit Sons', Inc. ("PKS"). The Complaint alleges that the director defendants, aided and abetted by PKS, breached their fiduciary duties to the Company in connection with several transactions between the Company and PKS including contracts under which PKS constructed the Company's fiber optic cable network and manages the Company's mine properties. The Complaint also alleges that in building the fiber optic cable network, the defendants caused the Company to violate the property rights of landowners, thereby subjecting the Company to substantial potential liability. In addition, the Complaint alleges that Company assets were transferred to its officers and directors in the form of personal loans, excessive salaries and the payment of personal expenses. The action seeks both equitable and legal relief, including restitution, compensatory and punitive damages of an unspecified amount, imposition of a constructive trust, disgorgement and injunctive relief. The defendants filed a motion to dismiss, which was denied by the court in early October 2003. Subsequently, the Board of Directors of the Company appointed a Special Litigation Committee comprised of an independent director with the exclusive power to conduct or cause to be conducted an impartial and independent investigation of all matters alleged by the Plaintiff and to determine whether the litigation should be maintained, terminated, or otherwise disposed, in accordance with its findings as to whether the litigation is in the best interests of the Company. On August 2, 2004, the Special Litigation Committee delivered its report in which it concluded that it is not in the best interests of either the Company or its stockholders to pursue any of the claims the plaintiff asserted in the Complaint. The Company has filed a motion to dismiss the Complaint based on the recommendation of the Special Litigation Committee. The disposition of this motion is currently pending. Although it remains too early for the Company to reach a conclusion as to the ultimate outcome of these actions, management continues to believe that there are substantial defenses to the claims asserted in this action, and intends to defend them vigorously.

In May 2001, Level 3 Communications, Inc., and two of its subsidiaries were named as a defendant in *Bauer, et. al. v. Level 3 Communications, LLC, et al.*, a purported multi-state class action, filed in the

U.S. District Court for the Southern District of Illinois. In April 2002, the same plaintiffs filed a second nearly identical purported multi-state class action in state court in Madison County, Illinois. In July 2001, the Company was named as a defendant in *Koyle, et. al. v. Level 3 Communications, Inc., et. al.*, a purported multi-state class action filed in the U.S. District Court for the District of Idaho. In September 2002, Level 3 Communications, LLC was named as a defendant in *Smith et al v. Sprint Communications Company, L.P., et al.*, a purported nationwide class action filed in the United States District Court for the Northern District of Illinois. These actions involve the Company's right to install its fiber optic cable network in easements and right-of-ways crossing the plaintiffs' land. In general, the Company obtained the rights to construct its network from railroads, utilities, and others, and is installing its network along the rights-of-way so granted. Plaintiffs in the purported class actions assert that they are the owners of lands over which the Company's fiber optic cable network passes, and that the railroads, utilities, and others who granted the Company the right to construct and maintain its network did not have the legal ability to do so. The complaints seek damages on theories of trespass, unjust enrichment and slander of title and property, as well as punitive damages. The Company has also received, and may in the future receive, claims and demands related to rights-of-way issues similar to the issues in these cases that may be based on similar or different legal theories. To date, all adjudicated attempts to have class action status granted on complaints filed against the Company or any of its subsidiaries involving claims and demands related to rights-of-way issues have been denied.

On July 25, 2003, the *Smith* Court entered an Order preliminarily approving a settlement agreement that would have resolved all claims against the Company arising out of the Company's location of fiber optic cable and related telecommunications facilities that the Company owns within railroad rights-of-way throughout the United States. In connection with the Court's Order preliminarily approving the settlement, the Court entered an Order enjoining the parties in all pending federal and state railroad rights-of-way class action litigation involving the Company from further pursuing those pending actions at this time.

In September 2003, a petition for appeal was granted which sought reversal of the *Smith* Court's decision to preliminarily approve the settlement and certify a nationwide class for settlement purposes. On October 19, 2004, the Seventh Circuit Court of Appeals issued a 2-1 decision vacating the nationwide certification which was a necessary element of the nationwide settlement. The Court also vacated the injunction against competing class actions and remanded the case to the district court for further proceedings. Level 3 is considering whether to appeal the Seventh Circuit's decision to the United States Supreme Court.

It is still too early for the Company to reach a conclusion as to the ultimate outcome of these actions. However, management believes that the Company and its subsidiaries have substantial defenses to the claims asserted in all of these actions (and any similar claims which may be named in the future), and intends to defend them vigorously if a satisfactory form of settlement is not approved.

The Company and its subsidiaries are parties to many other legal proceedings. Management believes that any resulting liabilities for these legal proceedings, beyond amounts reserved, will not materially affect the Company's financial condition or future results of operations, but could impact future cash flows.

Operating Leases

The Company is leasing rights-of-way, facilities and other assets under various operating leases which, in addition to rental payments, may require payments for insurance, maintenance, property taxes and other executory costs related to the lease. Certain leases provide for adjustments in lease cost based upon adjustments in the consumer price index and increases in the landlord's management costs.

The rights-of-way agreements have various expiration dates through 2030. Payments under these lease agreements were $31 million in 2004, $31 million in 2003 and $16 million in 2002.

The Company has obligations under non-cancelable operating leases for certain colocation and office facilities, including lease obligations for which facility related restructuring charges have been recorded. The lease agreements have various expiration dates through 2082. Rent expense, including common area maintenance, under non-cancelable lease agreements was $91 million in 2004, $100 million in 2003 and $61 million in 2002.

For those leases involving communications colocation and right-of-way agreements, the Company anticipates that it will renew these leases under option provisions contained in the lease agreements given the significant cost to relocate the Company's network and other facilities.

Future minimum payments, including common area maintenance, for the next five years under right-of-way agreements and non-cancelable operating leases consist of the following at December 31, 2004 (dollars in millions):

	Right-of-Way Agreements	Facilities	Other Assets	Total
2005	$ 25	$ 72	$ 9	$ 106
2006	26	71	7	104
2007	26	70	8	104
2008	28	63	11	102
2009	28	56	6	90
Thereafter	243	345	—	588
Total	$376	$677	$41	$1,094

It is customary in Level 3's industries to use various financial instruments in the normal course of business. These instruments include items such as letters of credit. Letters of credit are conditional commitments issued on behalf of Level 3 in accordance with specified terms and conditions. As of December 31, 2004 and 2003, Level 3 had outstanding letters of credit of approximately $26 million and $28 million, respectively, which are collateralized by cash. The Company does not believe it is practicable to estimate the fair value of the letters of credit and does not believe exposure to loss is likely nor material.

(20) Related Party Transactions

Peter Kiewit Sons', Inc. ("PKS") acted as the general contractor on several significant projects for the Company in 2003 and 2002. These projects include the U.S. intercity network, certain metropolitan networks and certain Gateway sites, the Company's corporate headquarters and other office space in Colorado. PKS did not provide construction services related to these projects in 2004. PKS provided approximately $4 million and $9 million of construction services related to these projects in 2003 and 2002, respectively.

The Company reached a final agreement with PKS in May 2003 regarding disputed claims on the intercity network contract. PKS returned approximately 606,000 fully vested warrants that had been granted to them in December 2001 and had been capitalized to property, plant and equipment. The Company reduced stockholders' equity and property, plant and equipment by approximately $2 million for the value of the warrants returned. The Company also satisfied $10 million of related current obligations with PKS through the payment of funds that had been classified as restricted cash.

Level 3 also receives certain mine management services from PKS. The expense for these services was $6 million for 2004, $5 million for 2003 and $7 million for 2002, and is recorded in selling, general and administrative expenses. As of December 31, 2004 and 2003, the Company owed approximately $1 million and $2 million, respectively for fourth quarter mine management services.

RCN purchased $5 million of telecommunications and information services outsourcing services from the Company in 2004, 2003 and 2002. At December 31, 2004 and 2003, RCN owed Level 3 approximately $2 million for costs associated with communications joint build projects and services provided to RCN. RCN and the Company have negotiated a settlement of this receivable and the Company expects to receive approximately $1 million of cash under the settlement.

On February 22, 2002, Level 3 Holdings, Inc., a wholly owned subsidiary of the Company, agreed to acquire from Mr. David C. McCourt, a director of the Company at the time, his 10% interest in Level 3 Telecom Holdings, Inc., the Company's subsidiary that indirectly holds the Company's ownership interests in RCN and Commonwealth Telephone. The total cash consideration paid to Mr. McCourt in this transaction was $15 million (See Note 13).

(21) Condensed Consolidating Financial Information

As discussed in Note 14, in October 2003, Level 3 Financing issued $500 million 10.75% Senior Notes due 2011. These notes are unsecured obligations of Level 3 Financing, however, they are also jointly and severally and fully and unconditionally guaranteed on an unsecured senior basis by Level 3 Communications, Inc. and Level 3 Communications, LLC (a wholly-owned subsidiary). The 10.75% Senior Notes have not been registered with the Securities and Exchange Commission as of December 31, 2004.

In expectation of a future registration of the 10.75% Senior Notes, the accompanying condensed consolidating financial information has been voluntarily prepared and presented pursuant to SEC Regulation S-X Rule 3-10 "Financial statements of guarantors and affiliates whose securities collateralize an issue registered or being registered." This information is not intended to present the financial position, results of operations and cash flows of the individual companies or groups of companies in accordance with generally accepted accounting principles.

Condensed Consolidating Statements of Operations for the years ended December 31, 2004, 2003 and 2002 follow. Level 3 Communications, LLC leases equipment and certain facilities from other wholly owned subsidiaries of Level 3 Communications, Inc. These transactions are eliminated in the consolidated results of the Company.

Condensed Consolidating Statements of Operations
For the year ended December 31, 2004
(unaudited)

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Revenue	$ —	$ —	$ 1,514	$2,490	$ (292)	$3,712
Costs and Expenses:						
Cost of Revenue	—	—	692	1,843	(274)	2,261
Depreciation and Amortization	—	—	423	272	—	695
Selling, General and Administrative	7	—	681	286	(18)	956
Restructuring Charges	—	—	6	10	—	16
Total Costs and Expenses	7	—	1,802	2,411	(292)	3,928
Operating Income (Loss)	(7)	—	(288)	79	—	(216)
Other Income (Loss), net:						
Interest Income	—	—	11	2	—	13
Interest Expense	(405)	(61)	(13)	(6)	—	(485)
Interest Income (Expense) Affiliates, net	809	396	(1,206)	1	—	—
Equity in Net Earnings (Losses) of Subsidiaries	(907)	(1,187)	(14)	—	2,108	—
Other Income (Expense)	52	1	150	33	—	236
Other Income (Loss)	(451)	(851)	(1,072)	30	2,108	(236)
Income (Loss) Before Income Taxes	(458)	(851)	(1,360)	109	2,108	(452)
Income Tax (Expense) Benefit	—	—	—	(6)	—	(6)
Net Income (Loss)	$(458)	$ (851)	$(1,360)	$ 103	$2,108	$ (458)

Condensed Consolidating Statements of Operations

For the year ended December 31, 2003

(unaudited)

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Revenue	$ —	$ —	$ 1,767	$2,590	$ (331)	$4,026
Costs and Expenses:						
Cost of Revenue	—	—	648	1,929	(313)	2,264
Depreciation and Amortization	—	—	458	369	—	827
Selling, General and Administrative	39	—	573	452	(18)	1,046
Restructuring Charges	—	—	22	23	—	45
Total Costs and Expenses	39	—	1,701	2,773	(331)	4,182
Operating Income (Loss)	(39)	—	66	(183)	—	(156)
Other Income (Loss), net:						
Interest Income	1	—	3	14	—	18
Interest Expense	(433)	(14)	(39)	(81)	—	(567)
Interest Income (Expense) Affiliates, net	866	137	(1,028)	25	—	—
Equity in Net Earnings (Losses) of Subsidiaries	(949)	(896)	(24)	—	1,869	—
Other Income (Expense)	(157)	—	(7)	98	—	(66)
Other Income (Loss)	(672)	(773)	(1,095)	56	1,869	(615)
Income (Loss) Before Income Taxes	(711)	(773)	(1,029)	(127)	1,869	(771)
Income Tax (Expense) Benefit	—	—	—	50	—	50
Income (Loss) Before Discontinued Operations Change in Accounting Principle	(711)	(773)	(1,029)	(77)	1,869	(721)
Income from Discontinued Operations	—	—	12	(7)	—	5
Cumulative Effect of Change in Accounting Principle	—	—	—	5	—	5
Net Income (Loss)	$(711)	$(773)	$(1,017)	$ (79)	$1,869	$ (711)

Condensed Consolidating Statements of Operations

For the year ended December 31, 2002
(unaudited)

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Revenue	$ —	$ —	$ 990	$2,427	$ (306)	$3,111
Costs and Expenses:						
Cost of Revenue	—	—	504	1,778	(274)	2,008
Depreciation and Amortization	—	—	444	357	—	801
Selling, General and Administrative	31	1	707	227	(32)	934
Restructuring Charges	—	—	63	118	—	181
Total Costs and Expenses	31	1	1,718	2,480	(306)	3,924
Operating Income (Loss)	(31)	(1)	(728)	(53)	—	(813)
Other Income (Loss), net:						
Interest Income	1	—	3	25	—	29
Interest Expense	(445)	—	—	(115)	—	(560)
Interest Income (Expense) Affiliates, net	787	96	(889)	6	—	—
Equity in Net Earnings (Losses) of Subsidiaries	(1,339)	(1,629)	(132)	—	3,100	—
Other Income (Expense)	169	—	10	184	—	363
Other Income (Loss)	(827)	(1,533)	(1,008)	100	3,100	(168)
Income (Loss) Before Income Taxes	(858)	(1,534)	(1,736)	47	3,100	(981)
Income Tax (Expense) Benefit	—	—	—	121	—	121
Income (Loss) Before Discontinued Operations	(858)	(1,534)	(1,736)	168	3,100	(860)
Income from Discontinued Operations	—	—	—	2	—	2
Net Income (Loss)	$ (858)	$(1,534)	$(1,736)	$ 170	$3,100	$ (858)

Condensed Consolidating Balance Sheets as of December 31, 2004 and 2003 follow:

Condensed Consolidating Balance Sheets
December 31, 2004
(unaudited)

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Assets						
Current Assets:						
Cash and cash equivalents	$ 3	$ 17	$ 245	$ 178	$ —	$ 443
Marketable securities	—	—	225	—	—	225
Restricted securities	—	6	14	28	—	48
Accounts receivable	—	—	113	432	—	545
Due from (to) affiliates	9,169	4,100	(13,293)	24	—	—
Other	13	4	26	98	—	141
Total Current Assets	9,185	4,127	(12,670)	760	—	1,402
Property, Plant and Equipment, net	—	—	3,271	2,137	—	5,408
Marketable Securities	—	—	114	—	—	114
Restricted Securities	16	—	—	51	—	67
Intangibles, net and Goodwill	—	—	136	321	—	457
Investment in Subsidiaries	(5,457)	(10,190)	1	2,257	13,389	—
Other Assets, net	43	24	17	12	—	96
	$ 3,787	$ (6,039)	$ (9,131)	$5,538	$13,389	$7,544
Liabilities and Stockholders' Equity (Deficit)						
Current Liabilities:						
Accounts payable	$ —	$ —	$ 120	$ 494	$ —	$ 614
Current portion of long-term debt	—	—	26	118	—	144
Accrued payroll and employee benefits	—	—	53	29	—	82
Accrued interest	52	17	3	1	—	73
Deferred revenue	—	—	143	83	—	226
Other	1	—	61	72	—	134
Total Current Liabilities	53	17	406	797	—	1,273
Long-Term Debt, less current portion	3,836	1,230	—	1	—	5,067
Deferred Revenue	—	—	736	133	—	869
Other Liabilities	55	1	198	238	—	492
Stockholders' Equity (Deficit)	(157)	(7,287)	(10,471)	4,369	13,389	(157)
	$ 3,787	$ (6,039)	$ (9,131)	$5,538	$13,389	$7,544

Condensed Consolidating Balance Sheets

December 31, 2003

(unaudited)

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Assets						
Current Assets:						
Cash and cash equivalents	$ 1	$ 15	$ 582	$ 531	$ —	$1,129
Marketable securities	—	—	—	42	—	42
Restricted securities	7	26	12	29	—	74
Accounts receivable	—	—	85	485	—	570
Due from (to) affiliates	9,340	3,038	(11,752)	(626)	—	—
Other	15	2	29	94	—	140
Total Current Assets	9,363	3,081	(11,044)	555	—	1,955
Property, Plant and Equipment, net	—	—	3,530	2,197	—	5,727
Restricted Securities	16	—	—	45	—	61
Intangibles, net and Goodwill	—	—	108	351	—	459
Investment in Subsidiaries	(4,624)	(8,299)	17	—	12,906	—
Other Assets, net	54	11	25	10	—	100
	$ 4,809	$(5,207)	$ (7,364)	$3,158	$12,906	$8,302
Liabilities and Stockholders' Equity (Deficit)						
Current Liabilities:						
Accounts payable	$ 1	$ —	$ 140	$ 510	$ —	$ 651
Current portion of long-term debt	—	—	122	3	—	125
Accrued payroll and employee benefits	—	—	99	36	—	135
Accrued interest	74	13	12	1	—	100
Deferred revenue	—	—	104	85	—	189
Other	1	—	154	57	—	212
Total Current Liabilities	76	13	631	692	—	1,412
Long-Term Debt, less current portion	4,482	500	149	119	—	5,250
Deferred Revenue	—	—	832	122	—	954
Other Liabilities	70	7	172	256	—	505
Stockholders' Equity (Deficit)	181	(5,727)	(9,148)	1,969	12,906	181
	$ 4,809	$(5,207)	$ (7,364)	$3,158	$12,906	$8,302

Condensed Consolidating Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002 follow:

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2004
(unaudited)

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Net Cash Provided by (Used in) Operating Activities	$ (379)	$ (26)	$ (30)	$ 371	$ —	$ (64)
Cash Flows from Investing Activities:						
Proceeds from sale and maturity of marketable securities	—	—	70	—	—	70
Purchases of marketable securities	—	—	(410)	—	—	(410)
Decrease (increase) in restricted cash and securities, net	7	21	(4)	(3)	—	21
Capital expenditures, net	—	—	(174)	(106)	—	(280)
Acquisitions	—	—	(69)	—	—	(69)
Proceeds from sale of property, plant and equipment and other assets	—	—	9	62	—	71
Net Cash Provided by (Used in) Investing Activities	7	21	(578)	(47)	—	(597)
Cash Flows from Financing Activities:						
Long-term debt borrowings, net of issuance costs	272	713	—	—	—	985
Purchases and payments on long-term debt, including current portion (net of restricted cash)	(949)	—	(75)	(3)	—	(1,027)
Increase (decrease) in due from affiliates, net	1,049	(706)	341	(684)	—	—
Net Cash Provided by (Used in) Financing Activities	372	7	266	(687)	—	(42)
Effect of Exchange Rates on Cash	2	—	5	10	—	17
Net Change in Cash and Cash Equivalents	2	2	(337)	(353)	—	(686)
Cash and Cash Equivalents at Beginning of the Year	1	15	582	531	—	1,129
Cash and Cash Equivalents at End of the Year	$ 3	$ 17	$ 245	$ 178	$ —	$ 443

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2003
(unaudited)

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Net Cash Provided by (Used in) Operating Activities	$(347)	$ —	$131	$ 240	$ —	$ 24
Cash Flows from Investing Activities:						
Decrease (increase) in restricted cash and securities, net	26	(26)	4	5	—	9
Capital expenditures, net	—	—	(87)	(76)	—	(163)
Acquisitions and investments	(2)	—	(109)	—	—	(111)
Proceeds from sale of property, plant and equipment and other assets	—	—	26	78	—	104
Net Cash Provided by (Used in) Investing Activities	24	(26)	(166)	7	—	(161)
Cash Flows from Financing Activities:						
Long-term debt borrowings, net of issuance costs	361	487	—	—	—	848
Purchases and payments on long-term debt, including current portion (net of restricted cash)	—	—	(43)	(729)	—	(772)
Stock options exercised	3	—	—	—	—	3
Increase (decrease) in due from affiliates, net	(42)	(468)	630	(120)	—	—
Net Cash Provided by (Used in) Financing Activities	322	19	587	(849)	—	79
Net Cash Provided by Discontinued Operations	—	—	28	9	—	37
Effect of Exchange Rates on Cash	—	—	—	8	—	8
Net Change in Cash and Cash Equivalents	(1)	(7)	580	(585)	—	(13)
Cash and Cash Equivalents at Beginning of the Year	2	22	2	1,116	—	1,142
Cash and Cash Equivalents at End of the Year	$ 1	$ 15	$582	$ 531	$ —	$1,129

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2002
(unaudited) (Continued)

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Net Cash Provided by (Used in) Operating Activities	$(306)	$(2)	$(145)	$ 22	$ —	$ (431)
Cash Flows from Investing Activities:						
Proceeds from sale and maturity of marketable securities	—	—	—	200	—	200
Decrease (increase) in restricted cash and securities, net	(49)	—	(5)	(356)	—	(410)
Capital expenditures, net	—	—	(72)	69	—	(3)
Acquisitions and investments	—	—	(1)	(253)	—	(254)
Proceeds from sale of property, plant and equipment and other assets	—	—	2	454	—	456
Net Cash Provided by (Used in) Investing Activities	(49)	—	(76)	114	—	(11)
Cash Flows from Financing Activities:						
Long-term debt borrowings, net of issuance costs	488	—	—	2	—	490
Purchases and payments on long-term debt, including current portion (net of restricted cash)	(31)	(2)	(5)	(121)	—	(159)
Stock options exercised	1	—	—	—	—	1
Increase (decrease) in due from affiliates, net	(101)	12	(227)	316	—	—
Net Cash Provided by (Used in) Financing Activities	357	10	(232)	197	—	332
Net Cash Provided by Discontinued Operations	—	—	—	(45)	—	(45)
Effect of Exchange Rates on Cash	(1)	—	—	1	—	—
Net Change in Cash and Cash Equivalents	1	8	(453)	289	—	(155)
Cash and Cash Equivalents at Beginning of the Year	1	14	455	827	—	1,297
Cash and Cash Equivalents at End of the Year	$ 2	$22	$ 2	$1,116	$ —	$1,142

(22) Subsequent Events

In the first quarter of 2005, the Company initiated a workforce reduction of approximately 500 employees in its North America and European communications business. The workforce reduction, along with other cost-saving measures, is expected to result in operational savings of approximately $60 million to $70 million per year. As a result of the reduction, Level 3 expects to incur severance charges of approximately $16 million in the first quarter of 2005.

On February 14, 2005, Level 3 announced that it executed amendments to its existing interconnection agreement with SBC. The amendments set the intercarrier compensation rate for local, ISP-bound traffic between the two companies at $.0005 per minute for the first half of 2005; $.00045 per minute for the second half of 2005; and $.0004 per minute for 2006. Level 3's amended agreement with SBC covers SBC's entire 13 state service territory, which includes California, Texas, Illinois and 10 other states. The amended interconnection agreement is subject to the review and approval of all 13 state public utility commissions.

On February 21, 2005, Level 3 agreed to sell $880 million of 10% Convertible Senior Notes due 2011 to institutional investors. The Company expects this transaction will be completed by the end of the first quarter of 2005. Interest on the notes will be payable semi-annually beginning on November 1, 2005. The notes will be convertible by holders at any time after January 1, 2007 (or sooner if certain corporate events occur) into shares of Level 3 common stock at a conversion price of $3.60 per share (subject to adjustment in certain events). This is equivalent to a conversion rate of approximately 277.77 shares per $1,000 principal amount of notes.

The net proceeds from this offering will be approximately $878 million after giving effect to estimated offering expenses. Level 3 intends to use the net proceeds from this offering for general corporate purposes, including possible acquisitions, working capital, capital expenditures, debt refinancing and debt repurchases.

On February 22, 2005 France Telecom and Level 3 finalized an agreement to terminate a dark fiber agreement. Under the terms of the agreement, France Telecom returned the fiber to Level 3. Cash received for the fiber under the original agreement was deferred and amortized to revenue over the 20-year term of the agreement. Level 3 has no further service obligations with respect to the fiber and therefore expects to recognize approximately $40 million of unamortized deferred revenue as non-cash termination revenue in the first quarter of 2005. The Company has reflected the unamortized deferred revenue as a current liability at December 31, 2004, as this agreement was signed in the fourth quarter of 2004.

On March 1, 2005, Level 3 entered into an agreement with 360networks in which both parties agreed to terminate a 20-year IRU agreement. Under the new agreement 360networks returned the dark fiber originally provided by Level 3. Under the original IRU agreement, signed in 2000, the cash received by Level 3 was deferred and amortized to revenue over the 20-year term of the agreement. As a result of this transaction, Level 3 expects to recognize the unamortized deferred revenue of approximately $86 million as non-cash termination revenue in the first quarter of 2005.

(23) Unaudited Quarterly Financial Data

	March		June		September		December	
	2004	2003	2004	2003	2004	2003	2004	2003
	(dollars in millions except per share data)							
Revenue	$ 899	$1,227	$ 918	$ 937	$ 840	$ 874	$1,055	$ 988
Operating Income (Loss)	(60)	171	(93)	(142)	(51)	(109)	(12)	(76)
Income (Loss) from Continuing Operations	(147)	110	(63)	(456)	(171)	(250)	(77)	(125)
Income (Loss) from Discontinued Operations	—	4	—	(6)	—	3	—	4
Cumulative Effect of Change in Accounting Principle	—	5	—	—	—	—	—	—
Net Income (Loss)	(147)	119	(63)	(462)	(171)	(247)	(77)	(121)
Loss per Share (Basic):								
Income (Loss) from Continuing Operations	$(0.22)	$ 0.24	$(0.09)	$(0.94)	$(0.25)	$(0.38)	$(0.11)	$(0.19)
Income (Loss) from Discontinued Operations	—	0.01	—	(0.01)	—	—	—	0.01
Cumulative Effect of Change in Accounting Principle	—	0.01	—	—	—	—	—	—
Net Income (Loss)	$(0.22)	$ 0.26	$(0.09)	$(0.95)	$(0.25)	$(0.38)	$(0.11)	$(0.18)

Loss per share was calculated for each three-month period on a stand-alone basis. As a result of stock transactions during the periods, the sum of the loss per share for the four quarters of each year may not equal the loss per share for the twelve month periods. As a result of discontinued operations in 2003, certain amounts previously included in the 2003 quarterly reports on Forms 10-Q have been reclassified from continuing operations to discontinued operations.

In the fourth quarter of 2004, the Company recognized a $50 million gain on extinguishments of debt related to the repurchase of portions of its outstanding notes due 2008. The Company also recognized $103 million of termination revenue and recorded lease impairment charges of $14 million for leases in North America and Europe during the fourth quarter of 2004.

In the second quarter of 2004 the Company paid $54 million to extinguish a capital lease obligation with Allegiance and recognized a gain of $147 million on the settlement.

In the first quarter of 2003, the Company recognized $294 million of termination revenue related to XO. The Company also recognized income tax benefit of $12 million and $38 million during the third and fourth quarters of 2003, respectively.

The Company realized a gain of approximately $70 million in the first quarter of 2003 attributable to the sale of the "91 Express Lanes" toll road assets.

The Company exchanged approximately $1.007 billion of its long-term debt for common stock in 2003. The Company recognized gains on extinguishment of debt of approximately $2 million, $2 million, and $37 million during the second, third and fourth quarters of 2003, respectively. In addition, the Company recognized induced conversion expense related to the exchange of equity for convertible debt of $190 million and $9 million during the second and third quarters of 2003, respectively. The induced conversion expense is included in other, net on the consolidated statement of operations.

INVESTOR RELATIONS

CORPORATE HEADQUARTERS
1025 Eldorado Boulevard
Broomfield, CO 80021
General Information: 720-888-1000

TRANSFER AGENT
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
Post Office Box 64854
St. Paul, MN 55164-0854

For address changes, stock transfers, name changes, registration changes, lost stock certificates and stock holdings, please contact:

Wells Fargo Shareowner Services
St. Paul, MN
1-800-468-9716

E-mail Address:
Stocktransfer@WellsFargo.com

AUDITORS
KPMG LLP
707 17th Street, Suite 2700
Denver, CO 80202

INVESTOR RELATIONS
Inquiries by securities analysts, investment professionals and stockholders about Level 3 Communications, Inc. Common Stock, including requests for any Securities and Exchange Commission or other Stockholder reports should be directed to:

Investor.Relations@Level3.com
1-877-LVLTCOM (585-8266)

WEB SITE
Additional corporate information including company history, current and historic financials, and press releases, can be found on the Level 3 Communications Web site at *www.Level3.com*.

10-K
After the close of each fiscal year, Level 3 Communications submits an Annual Report on Form 10-K to the Securities and Exchange Commission containing certain additional information about its business. A copy of the Annual Report on Form 10-K may be obtained without charge by addressing your request to Investor Relations at Investor.Relations@Level3.com or Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, CO 80021.

COMMON STOCK
Level 3 Communications Common Stock is traded on the Nasdaq National Market under the symbol LVLT.

As of March 30, 2005, there were approximately 691,867,511 shares of Common Stock issued and outstanding. There were approximately 7,789 stockholders of record.


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Level 3 Communications
8th Annual
Stockholder Meeting
May 17, 2005 at 9:00 AM
Orpheum Theater
409 South 16th Street
Omaha, Nebraska
Doors open at 8:00 AM
Parking Validated at Parking Lot
Ollie the Trolley Route
Valet parking for stockholders who need additional assistance can be found at the entrance of the Orpheum.

Free parking at the following lots:

Please tell parking lot attendant you are attending the Level 3 Annual Meeting.

- Park V
- Park VI
- Interstate Lot 3
- Todd Parking Lot

Ollie the Trolley schedule:

- Trolley will run from the parking lots to the Orpheum Theater starting at 7:30 AM

Please register if you plan to attend the Level 3 Annual Meeting:

- Phone - 877-LVLTCOM
- Internet - www.Level3.com
  Click on the Annual Meeting link and follow the directions.

Level(3) COMMUNICATIONS

www.Level3.com